As filed with the Securities and Exchange Commission on May 10, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

International Wire Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3357	43-1705942
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
101 South Hanley Road
Suite 1050
St. Louis, Missouri 63105
(314) 719-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Joseph M. Fiamingo
Chief Executive Officer
101 South Hanley Road
Suite 1050
St. Louis, Missouri 63105
(314) 719-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
(214) 746-7700

     Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities pursuant to this prospectus until the Registration Statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and neither we nor the selling security holders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 10, 2005.
4,458,142 Shares of Common Stock

          This prospectus relates to the offering of International Wire Group, Inc.’s common stock, par value $0.01 per share. The selling security holders acquired the common stock from us by operation of our plan of reorganization under the United States Bankruptcy Code, which became effective on October 20, 2004.
          The common stock is being offered for the account of the selling security holders. We will not receive any proceeds from the sale of the common stock offered under this prospectus. The selling security holders may sell the common stock from time to time at fixed prices, at prevailing market prices, at negotiated prices or at fixed prices that may be changed. See “Plan of Distribution.”
          Our common stock is not listed on any national securities exchange or the Nasdaq Stock Market.
            This investment involves risk. You should carefully consider the “Risk Factors” beginning on page 7.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 10, 2005.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that is important to you. We urge you to read this entire prospectus, including the sections captioned “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus. In this prospectus, the terms “we”, “us”, “our”, and the “company” refer to International Wire Group, Inc. and its subsidiaries except where the context indicates otherwise.
Our Business
      We, together with our subsidiaries, are a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated copper wire products, for other wire suppliers and original equipment manufacturers or “OEMs”. Our products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications, and industrial/energy industries. We manufacture and distribute our products at 19 facilities located in the United States, Mexico, France, Italy and the Philippines.

•	Bare Wire Products. Our bare and tin-plated copper wire products (or conductors) are used to transmit digital, video and audio signals or conduct electricity and are sold to a diverse customer base of over 1,000 insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

•	Insulated Wire Products. Our insulated wire products (copper conductors insulated with plastic or other polymeric compounds) are primarily manufactured for the automotive and appliance end-user markets. Our insulated wire products are used in the assembly of wire harnesses that are installed in both automobiles and appliances. A wire harness is comprised of an assembly of wires with connectors and terminals that transmit electricity between two or more end points. We also participate in niche businesses including high temperature silicone and medical equipment markets.
Bankruptcy Reorganization
      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The petition relates to us and each of our domestic subsidiaries, including Camden Wire Co., Inc., International Wire Rome Operations, Inc., IWG Resources LLC, Omega Wire, Inc., OWI Corporation and Wire Technologies, Inc.
      Our Chapter 11 bankruptcy petition was directly related to the significant downturn in the industrial/energy and electronics/data communications markets and by increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through the filing date. The economic downturn and competitive pricing pressures resulted in lower sales, lower margins, and weaker cash flows than originally expected. Starting in 2001, we began implementing a series of measures to realign our operations and reduce costs. Among other measures, we closed eight plants by consolidating production capacity in the remaining plants, opened our Durango, Mexico plant, and sought new market opportunities in Mexico, Asia and Central America. Despite these measures, it became apparent that to operate profitably, we would have to restructure our debt. On December 1, 2003, we announced that we would not make our subordinated $18.0 million interest payment on our then outstanding subordinated obligations due on December 1, 2003. Beginning in December 2003, we began negotiations with holders of our subordinated debt regarding restructuring our debt. On December 31, 2003, we defaulted on our subordinated obligations, which also triggered the cross default provisions of our senior indebtedness.

      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay our existing 10 3/8% Senior Secured Notes due 2005 and to provide financing for our business during the bankruptcy proceedings.
      In accordance with an agreement we reached with the holders of our senior subordinated debt holding more than one-half of the principal amount of such indebtedness, or approximately $152.5 million, and the holder of our common stock, we filed a proposed Plan of Reorganization, referred to as the “Plan”, on May 10, 2004, which was amended and restated on June 10, 2004, and further amended and restated on June 24, 2004. The Plan was accepted by both of the impaired classes voting on the Plan. Our other creditors, including holders of other priority claims, secured claims, general unsecured claims, tort claims, intercompany claims and subsidiary equity interests held unimpaired claims and were conclusively presumed to have accepted the Plan. The Plan became effective and we emerged from bankruptcy on October 20, 2004. The Plan provided for, among other things:

•	issuance of approximately 10 million shares of our common stock to holders of senior subordinated indebtedness and the former holder of all of our outstanding common stock;

•	issuance of new debt in the form of 10% Secured Senior Subordinated Notes due 2011 (referred to as the “Notes”) in the principal amount of $75 million to holders of our senior subordinated indebtedness; and

•	entry into an agreement for our $140 million senior credit facility, the proceeds of which were utilized to refinance our obligations under our DIP facility and provides funding for working capital and other general corporate purposes.

      See “Description of Indebtedness” for a summary of the terms of the Notes and our senior credit facility.
      The selling security holders for whom this prospectus is being filed owned prepetition debt or equity and, by operation of our plan of reorganization, own approximately 44.6% of our outstanding common stock as of April 20, 2005.
Recent Developments
      Over the last several years, the Company’s insulated wire division operating results have been adversely impacted by industry wide overcapacity and increased material costs that, with the exception of copper price increases, cannot be passed through to customers under most of our current customer contracts. On November 19, 2004, we announced that we were considering strategic alternatives for our insulated wire division and had retained Rothschild Inc. as our financial advisor to assist in that process. As part of that process, we solicited expressions of interest for the acquisition of the insulated wire division from third parties, but no acceptable proposals were received. We are no longer actively pursuing that alternative, but are continuing to actively evaluate the business.
      Effective as of June 1, 2005, Rodney D. Kent will replace Joseph M. Fiamingo as our chief executive officer. Mr. Fiamingo will assist with the transition and will remain an employee until on or about September 30, 2005.

      We were organized in 1995 as Omega Wire Corp. and subsequently changed our name to International Wire Group, Inc. We are incorporated in the state of Delaware. Our principal executive offices are located at 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105, and our telephone number at such address is (314) 719-1000.

The Offering

Use of Proceeds	We will not receive any proceeds from this offering.
Common Stock

Common stock offered by selling security holders	4,458,142 shares

Common stock outstanding	10,000,002 shares
      The above information is based upon the number of shares outstanding as of April 20, 2005. This information excludes 1,111,111 shares of common stock reserved for issuance upon exercise of options to purchase common stock, of which 25,000 options have been issued as of April 20, 2005.

Summary Consolidated Financial Data
      The following table provides a summary of our consolidated financial data for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and as of December 31, 2004 and as of and for the years ended December 31, 2003, 2002, 2001 and 2000. The summary consolidated financial data for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and years ended December 31, 2003 and 2002 and as of December 31, 2004, October 20, 2004 and December 31, 2003 have been derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial data for the years ended December 31, 2001 and 2000 and as of December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements not included in this prospectus.
      In connection with our emergence from bankruptcy on October 20, 2004, we adopted “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh-start” reporting, the reorganization value of our company is allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value is reported as “goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements (“Successor Company”) are not comparable with our pre-emergence financial statements (“Predecessor Company”), including the historical financial statements included in this prospectus.
      The summary consolidated financial data below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Successor
	Company	Predecessor Company

	For the Period	For the Period
	October 20	January 1
	through	through	Year Ended December 31,
	December 31,	October 19,
	2004	2004	2003	2002	2001	2000

Statement of Operations Data (in thousands):
Net sales	$106,144	$452,996	$389,334	$402,719	$425,130	$564,250
Operating expenses:
Cost of goods sold, exclusive of depreciation expense shown below	96,906	389,824	317,991	320,479	349,295	419,172
Selling, general and administrative expenses(1)	7,251	26,849	30,764	32,100	23,497	47,123
Depreciation	2,467	16,320	21,510	24,517	27,465	27,336
Amortization	1,127	2,466	3,628	3,128	9,010	8,870
Goodwill impairment	—	—	2,973	24,355	—	—
Reorganization expenses(2)	—	3,062	2,172	—	—	—
Impairment, unusual and plant closing charges(3)	6,354	645	2,884	—	12,855	650
(Gain)/loss on sale of property, plant and equipment	(16)	(192)	(8)	(64)	(344)	543

Operating income/ (loss)	(7,945)	14,022	7,420	(1,796)	3,352	60,556

	Successor
	Company	Predecessor Company

	For the Period	For the Period
	October 20	January 1
	through	through	Year Ended December 31,
	December 31,	October 19,
	2004	2004	2003	2002	2001	2000

Bankruptcy reorganization items:
Bankruptcy reorganization expenses(2)	—	(12,710)	—	—	—	—
Gain from debt forgiveness(4)	—	259,252	—	—	—	—
Other income/(expense):
Interest expense (excluding interest of $20,959 on liabilities subject to compromise at October 19, 2004)	(2,720)	(15,595)	(42,013)	(36,520)	(35,237)	(40,804)
Write off of debt issuance costs	—	—	—	—	—	(4,820)
Amortization of deferred financing costs	(127)	(6,813)	(4,873)	(2,123)	(1,346)	(2,097)
Other, net	(4)	(182)	(52)	(395)	(318)	(222)

Income/(loss) from continuing operations before income tax provision/ (benefit) and cumulative effect of change in accounting principle	(10,796)	237,974	(39,518)	(40,834)	(33,549)	12,613
Income tax provision/(benefit)	(34)	666	291	33,960	(18,895)	5,726

Income/(loss) from continuing operations before cumulative effect of change in accounting principle	(10,762)	237,308	(39,809)	(74,794)	(14,654)	6,887
Income/(loss) from discontinued operations, net of income taxes of $0, $0, $0, $0, ($2,150) and $(1,261) respectively	—	—	(6,929)	(4,000)	(2,850)	(157)

Income/(loss) before cumulative effect of change in accounting principle	(10,762)	237,308	(46,738)	(78,794)	(17,504)	6,730
Cumulative effect of change in accounting for goodwill, net of tax benefit of $19,408	—	—	—	(54,504)	—	—

Net income/(loss)	$(10,762)	$237,308	$(46,738)	$(133,298)	$(17,504)	$6,730
Basic and diluted net income/(loss) per share	$(1.08)	$237,308	$(46,738)	$(133,298)	$(17,504)	$6,730

	Successor	Predecessor Company
	Company

	As of	As of December 31,
	December 31,
	2004	2003	2002	2001	2000

Balance Sheet Data (end of period):
Cash and cash equivalents	$15,192	$25,981	$2,546	$8,017	$32,244
Working capital	122,503	(298,649)	66,299	84,540	126,145
Total assets	394,207	392,335	363,510	511,943	585,734
Total debt	166,649	397,135	335,521	331,792	335,433
Total shareholders’ equity/ (deficit)	166,381	(88,628)	(52,353)	77,581	107,749

	Successor
	Company	Predecessor Company

	For the Period	For the Period
	October 20	January 1
	through	through	Year Ended December 31,
	December 31,	October 19,
	2004	2004	2003	2002	2001	2000

Other Financial Data:
Depreciation and amortization	$3,594	$18,786	$25,138	$27,645	$36,475	$36,206
Capital expenditures	2,088	7,775	13,970	11,505	25,968	22,469

(1)	Includes non-cash compensation expense/(income) related to the stock appreciation of Holding Class A Common Stock (as defined herein) in the amount of ($10,393) and $80 for the years ended December 31, 2001 and 2000, respectively.

(2)	Reorganization expenses consist primarily of legal and consulting fees, and Bankruptcy reorganization expenses consist of legal and consulting fees, key employee retention expenses, deferred financing fees offset by the premium on the 11.75% Series B Senior Subordinated Notes.

(3)	Consists of charges related to the closure and consolidation of certain facilities and administrative and corporate reorganizations and impairment of fixed assets related to the plant consolidations and impairment of long-lived assets of $6,354 in the period from October 20 through December 31, 2004, $645 in the period from January 1 through October 19, 2004, $2,884 in 2003, $0 in 2002, $12,855 in 2001 and $650 in 2000. (See Note 12 to our Consolidated Financial Statements included herein).

(4)	In connection with the reorganization plan, we recorded a gain from debt forgiveness in respect of the exchange of our 11.75% Senior Subordinated Notes of $150,000, 11.75% Series B Senior Subordinated Notes of $150,000 and 14% Senior Subordinated Notes of $5,000 plus accrued interest at the time of filing bankruptcy (March 24, 2004) on these debt instruments of $29,359 for the 10% Secured Senior Subordinated Notes of $75,000.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our stock could decline, and you may lose part or all of your investment.
Risks Related to Our Financial Position

We recently emerged from a Chapter 11 Bankruptcy Reorganization and have a history of losses and decreasing revenues.
      We sought protection under Chapter 11 of the United States Bankruptcy Code in March 2004. We incurred net losses of $46.7 million, $133.3 million and $17.5 million for the three fiscal years ended December 31, 2003, 2002 and 2001, respectively. For the same periods, our net sales decreased through 2003 and totaled $389.3 million, $402.7 million and $425.1 million for 2003, 2002 and 2001, respectively. Our results were directly related to the significant downturn in the industrial/ energy and electronics/ data communications markets and the increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through 2003. For the periods from January 1 through October 19, 2004 and from October 20 through December 31, 2004 (the combined year ended December 31, 2004), we had net income of $226.5 million. However, for the combined year ended December 31, 2004, we had a gain of $259.3 million from debt forgiveness in accordance with our reorganization plan, and absent that debt forgiveness, we would have incurred a loss of $32.8 million. Additionally, for the combined year ended December 31, 2004, our net sales increased to $559.1 million. However, $112.1 million of the increase resulted from the increased average cost and selling price of copper. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our equity ownership changed and a majority of our board of directors was replaced in connection with our reorganization. We may not grow or achieve profitability in the near future, or at all.

We may not be able to grow our business or achieve profitability in the near term because of the diversion of resources from the operation of our business during the bankruptcy proceedings.
      While the bankruptcy proceedings afforded us certain legal protections which were beneficial to us, it diverted significant managerial and capital resources away from our business and the execution of our business strategy. While we no longer need to divert important resources away from our business strategy due to the bankruptcy, our past inability to execute portions of our business strategy may prevent us from growing our business or achieving profitability in the near future, or at all. Furthermore, other potential diversions, such as labor stoppages, business interruptions, interruptions in the supply or increases in the cost of raw materials or delays in the transportation of our products, may have a similar impact.

Our historical financial information is not comparable to our current financial condition and results of operations.
      As a result of our emergence from bankruptcy, we are operating our business with a new capital structure. In addition, we became subject to fresh-start reporting upon emerging from bankruptcy under Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Accordingly, our financial condition and results of operations will not be comparable to the financial condition and results of operations reflected in our historical financial statements contained in this registration statement, making it difficult to assess our future prospects based on historical performance.
Risks Related to Our Common Stock

We expect to experience volatility in our stock price, which could negatively affect your investment.
      An investment in our common stock involves substantial risks. The stock market generally and the market for stocks of companies with lower market capitalizations, like us, in particular have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

We may be unable to list our stock on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market.
      Our common stock is currently not listed on any national securities exchange, Nasdaq National Market System or the Nasdaq Small Cap Market. Pursuant to our plan of reorganization, we are obligated to use commercially reasonable best efforts to list our common stock on a national securities exchange, The Nasdaq National Market or the Nasdaq Small Cap Market. Despite our efforts, we may not be able to meet the applicable listing requirements and therefore, our common stock may not become listed on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market. If our stock is not traded on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market, it may not be liquid and we may be unable to obtain future equity financing, or use our common stock as consideration for mergers or other business combinations. In addition, you may find it more difficult to dispose of or obtain accurate quotations for the market value of our stock.

Sales of stock by the selling security holders may depress the market price of our common stock.
      All of the common stock being offered through this prospectus is offered solely by the selling security holders who are not restricted as to the prices at which they may sell the stock. Shares sold below the current level at which the shares of our common stock is trading may depress the market price of our common stock. The outstanding shares of common stock covered by this prospectus represent approximately 44.6% of our outstanding shares as of April 20, 2005. This large amount of stock, if sold all at once or in blocks, could have a negative effect on the market price of our common stock.

Sales of substantial amounts of common stock in the public market or the availability of substantial amounts of such stock for sale subsequent to this offering could depress price of our common stock.
      The approximately 4,458,142 shares of common stock offered hereby will be freely tradable immediately following the effectiveness of this registration statement. All of the remaining outstanding shares of our common stock, of which there are approximately 5,541,860, are available for sale in the public market. In addition, we intend to file a registration statement covering up to 1,111,111 shares of our common stock reserved for issuance to employees under our 2004 Stock Option Plan. The shares to be issued under our stock plan will be available for resale upon the applicable vesting date, subject to the applicable resale limitations under Rule 144 for holders that are our affiliates. See “Shares Eligible for Future Sale.”

We have not paid any dividends on our common stock and do not anticipate doing so in the foreseeable future.
      We currently anticipate that all of our earnings, if any, will be retained for repayment of our outstanding debt and for development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our senior credit facility and the indenture governing the Notes contains covenants that restrict payment of cash dividends. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

All or substantially all of our assets are subject to security interests, and if we default under our obligations, our creditors could foreclose on our assets.
      All or substantially all of our assets serve as collateral for our senior credit facilities and the Notes. If we default in our agreements with these secured parties, they would have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interest. Accordingly, our secured creditors would be entitled to have the debt owed to them satisfied from our assets before we could make any distribution to you.
Risks Related to Our Business

The wire manufacturing industry is highly competitive and we face substantial domestic and foreign competition in each of our business segments.
      The results of vigorous competition could result in price compression, reduced sales, margin pressure or loss of market share thereby affecting our future earnings. Moreover, wire manufacturers must provide increasingly rapid product turnaround for their customers. On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have available manufacturing capacity, we may not have sufficient capacity at any given time to meet all of our customers’ demands concurrently. In addition, because many of our operating expenses are relatively fixed, a reduction in customer demand can dramatically harm our gross margins and operating results on a short term basis. Customers often expect decreased prices over time.

General economic factors that are beyond our control may harm our business by causing demand for our products to decline or increasing our costs.
      A number of factors beyond our control could decrease the demand of our existing customers and impair our ability to attract new customers. These include recessionary economic cycles and cyclical downturns in our customers’ businesses. Furthermore, customers encountering adverse economic conditions may have difficulty paying for our products. Additionally, terrorist activities, anti-terrorist efforts, war or other armed conflicts involving the United States or its interests abroad may have a material adverse effect on the U.S. and global economies and on our business, results of operations or financial condition. Finally, economic conditions can also cause fluctuations in our expenses. The cost of raw materials, labor, and utilities are determined in part by general economic conditions and demand.

Excess industry-wide capacity may result in lower prices for our products.
      There is excess industry-wide capacity in the North American market for our products following the general recessionary conditions that started in 2001. Future growth in product demand may not be sufficient to absorb this excess capacity. Excess industry capacity has depressed, and may continue to depress, prices for our products.

The price of copper, the principal raw materials used in our products, is subject to price fluctuations and can create liquidity problems for us.
      The principal raw material used in our products is copper, which is purchased in the form of 5/16-inch rod from the major copper producers in North America, Europe and Asia. Copper rod prices are based on market prices, which are generally established by reference to the New York Mercantile Exchange, Inc. (“COMEX”) prices. As a world traded commodity, copper prices have historically been subject to fluctuations. For the year ended 2004, the average price of copper increased by 59.1% over the average price for 2003. Although we have copper price pass-through arrangements with our customers, a severe increase in the price of copper could negatively impact our short-term liquidity because of the period of time between our purchase of copper at an increased price and the time at which we receive cash payments after selling end products to customers reflecting the increased price.

Increases in the prices of compounds and copper premiums would increase the losses of our insulated wire division.
      Our insulated wire division uses polyvinyl chloride (“PVC”) compounds, cross-linked polyethylene (“XLPE”) compounds and silicone compounds. The prices of a majority of these products are affected by world oil prices, which increased by over 34.4% in 2004, and world-wide supply and demand. Our contracts with customers for the insulated wire division do not include adjustments for the price of oil or PVC compounds, XPLE compounds or silicone compounds. The price increases for PVC compounds, XLPE compounds and silicone compounds from January 1, 2004 to January 1, 2005 were 24.6%, 21.4% and 19.3%, respectively.
      In addition, customer contracts for our insulated wire division do not include adjustments for the fluctuations in premiums charged to convert copper cathode to copper rod. For the year ended December 31, 2004, the premium to convert copper cathode to copper rod increased by 16.0%. Additionally, beginning January 1, 2005, the premium to convert copper cathode to copper rod increased by another 19.9%.

We generally do not obtain long-term volume purchase commitments from customers, and, therefore, cancellations, reductions in production quantities and delays in production by our customers could adversely affect our operating results.
      We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel, reduce or delay their orders. Order cancellations, reductions or delays by a significant customer or by a group of customers have and could continue to harm our operating results. Furthermore, our customers and potential customers could decide to manufacture in-house the products we offer. To be successful, we must excel in terms of service, product quality and price not only compared to our direct competitors but also compared to our customers’ internal manufacturing capabilities.
      In addition, we make significant decisions, including determinations regarding the level of business we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products impairs our ability to estimate our future customer requirements accurately. As a consequence of the above factors, many of which are beyond our control, our quarterly results may vary significantly.

We depend heavily on our key employees, and the loss of key employees could harm our business.
      Our ability to provide high-quality products and level of services depends in part on our ability to retain our skilled personnel in the areas of product engineering, manufacturing and sales. Our success is also dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy.

If our relationship with our employees were to deteriorate, our business could suffer.
      Currently, in our U.S. operations and in our foreign operations, we have maintained a positive working environment. Although we focus on maintaining a productive relationship with our employees, we cannot ensure that unions will not attempt to organize our employees or that we will not be subject to work stoppages, strikes or other types of conflicts with our employees or organized labor in the future. Any such event could result in increased costs, delay or reduce our production, distract management from operating our business and harm our relationships with key customers and suppliers, which could damage our business, results of operations and financial condition.

The loss of a significant customer could significantly reduce our sales.
      Yazaki Corp. and its affiliates represented 14% of our consolidated net sales from continuing operations for the combined year ended December 31, 2004. The loss of Yazaki Corp., or any material reduction in its orders or in Yazaki’s orders from its customers, would reduce our revenues.

Demand for our products is largely dependent on the automobile and appliance markets.
      The demand for our products depends upon the general economic conditions of the automobile and appliance markets in which our customers compete. To the extent these industries experience weakened demand, our revenues and profitability could suffer. Downward economic cycles may result in lower sales, which may reduce our ability to make payments on our financial obligations or impact the value of our common stock. For the year ended December 31, 2004, automotive industry production volumes were down 0.2% versus the same period for 2003. From January 1, 2005 to March 31, 2005, automotive industry production volumes were down 3.2% compared to the same period for 2004. Additionally, from January 1, 2005 to March 31, 2005, industry shipments of appliances fell 2.2% compared to the same period for 2004.

A significant portion of our business depends on sales outside the U.S.
      Approximately 23.1% of our net sales for the combined year ended December 31, 2004 were attributable to production facilities located outside of the U.S. In addition, it is expected that the percentage of our net sales attributable to operations located outside the U.S. will continue to increase for the foreseeable future. Because we have broad geographic coverage, we have exposure to political and economic risks. Along with the risks associated with rapid growth discussed above, international operations pose special, additional risks, including:

•	economic or political instability;

•	foreign exchange rate fluctuations;

•	difficulties in staffing and managing foreign personnel; and

•	cultural differences.

We are subject to foreign currency fluctuations.
      We have operations in Mexico, France, Italy and the Philippines. Our operations may, therefore, be subject to volatility because of currency fluctuations. Sales and expenses are denominated in local currencies for the French and Italian operations and the U.S. Dollar is the functional currency for Mexico and the Philippines operations. As a result, these operations are subject to market risk with respect to fluctuations in the relative value of currencies. We evaluate from time-to-time various currency hedging programs that could reduce the risk, but we currently do not have any currency hedging programs in place.

We are subject to litigation claims which were not discharged by our bankruptcy.
      We are party to numerous lawsuits and have product liability claims made against us involving water inlet hoses previously supplied by a former subsidiary of our company to various OEMs. We have legal obligations to defend and indemnify certain OEMs supplied such products, as well as Viasystems International, Inc. in connection with the sale of a subsidiary as a part of our wire harness business. See “Certain Relationships and Related Transactions.” During the years prior to our bankruptcy filing, we entered into numerous Claim Resolution Agreements and Settlement Agreements which manage our liability, exposure and obligations on account of these claims. In addition, while we have insurance coverage for a substantial portion of these product liability claims, and while we estimate that any remaining uninsured liability for such claims will not exceed an amount we will be able to pay as hose claims against us are resolved in other forums outside of the Chapter 11 cases, such expectation cannot be ensured.

Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.
      Our outstanding debt at March 31, 2005 was approximately $157.4 million. We may also incur additional debt from time to time to finance working capital, capital expenditures and other general corporate purposes. Our substantial indebtedness could have important consequences to holders of our common stock. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase the amount of interest expense that we have to pay, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

•	place us at a competitive disadvantage compared to our competitors that have less debt.

      See “Managements Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Contractual Obligations.”

As a U.S. corporation with international operations, we are subject to the Foreign Corrupt Practices Act and a determination that we violated this act may subject us to significant fines and other penalties and damage our reputation.
      As a U.S. corporation, we and our subsidiaries are subject to the regulations imposed by the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we or any of our subsidiaries have violated the FCPA could subject us to significant fines and other penalties and damage our reputation.

We are subject to environmental laws and regulations that expose us to potential financial liability.
      Our operations are regulated under a number of federal, state, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of, or exposure to, hazardous materials and occupational health and safety. Violations of these laws can lead to material liability, fines or penalties. In addition, it is possible that in the future new or more stringent requirements could be imposed. Various federal, state, local and foreign laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of those wastes, may be subject to potential financial exposure for costs associated with the investigation and remediation of sites at which such hazardous waste has been disposed, if those sites become contaminated. Liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.
Anti-takeover provisions of our amended and restated certificate of incorporation, as well as Delaware law, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.
      The anti-takeover provisions of Delaware law may impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. The amended and restated certificate of incorporation includes a provision that divides the board of directors in two classes until the 2006 annual meeting of stockholders. The amended and restated bylaws have limitations as to who may call a special meeting of stockholders. See “Description of Capital Stock — Certain Charter and Bylaw Provisions” and “Description of Capital Stock — Anti-Takeover Delaware Law Provision.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.
USE OF PROCEEDS
      All of the shares of common stock offered hereby are being offered by the selling security holders. We will not receive any of the proceeds from their sale. We estimate that expenses payable in connection with this registration statement will be approximately $365,000. There are no other material incremental expenses attributable solely to the issuance and distribution of the securities.
DIVIDEND POLICY
      We have not historically declared or paid any dividends on our shares of common stock. Any decisions as to the future payment of dividends will depend on our earnings and financial position and such other factors as our board of directors deems relevant. We anticipate that we will retain earnings, if any, in order to repay our debt and finance expansion of our operations, and have no intention of declaring dividends for the foreseeable future. In addition, our senior credit facility and indenture governing the Notes contain covenants that restrict the payment of cash dividends.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma consolidated financial data for the year ended December 31, 2004 is based on our consolidated financial statements and the notes thereto contained elsewhere in this prospectus and gives effect to the plan of reorganization and this offering as if it had occurred as of January 1, 2004.
      The pro forma financial data gives effect to pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial data does not purport to be indicative of the results that would have been obtained had those transactions been completed as of the assumed date and for the period presented or that may be obtained in the future.
      You should read our unaudited pro forma consolidated financial statement of operations and the notes thereto in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus and other financial information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
      In connection with our emergence from bankruptcy, we adopted “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh start” reporting, the reorganization value of our company was allocated to our specific tangible and identified intangible net assets based on their fair values. Excess reorganization value is reported as “Goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements are not comparable to our pre-emergence financial statements, including the historical statements in the prospectus. Specifically, as reflected in the pro forma statement of operations which follows, depreciation differs based on the new fair values recorded and interest costs differ due to the change in amounts outstanding post emergence from bankruptcy. The impact on operations related to the step-up in inventories to fair value has not been reflected in the pro forma statement of operations as such impact is non-recurring. Furthermore, it should be noted that such step-up, which amounted to $7,415, has been reflected in our base year cost for LIFO purposes.

INTERNATIONAL WIRE GROUP, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Combined Year Ended December 31, 2004
(In thousands, except share and per share data)

	Successor	Predecessor
	Company for	Company for
	the Period	the Period
	October 20	January 1
	through	through	Combined
	December 31,	October 19,	December 31,
	2004	2004	2004	Adjustments		Pro Forma

Net sales	$106,144	$452,996	$559,140	$—		$559,140
Operating expenses:
Cost of goods sold, exclusive of depreciation expense shown below	96,906	389,824	486,730	—		486,730
Selling, general and administrative expenses	7,251	26,849	34,100	481	(1)	34,581
Depreciation	2,467	16,320	18,787	(6,454	)(2)	12,333
Amortization	1,127	2,466	3,593	1,899	(3)	5,492
Reorganization expenses	—	3,062	3,062	—		3,062
Impairment and plant closing charges	6,354	645	6,999	—		6,999
Gain on sale of property, plant and equipment	(16)	(192)	(208)	—		(208)

Operating income/(loss)	(7,945)	14,022	6,077	4,074		10,151
Bankruptcy reorganization items:
Bankruptcy reorganization expenses	—	(12,710)	(12,710)	12,710	(4)	—
Gain from debt forgiveness	—	259,252	259,252	(259,252	)(5)	—
Other income/(expense):
Interest expense (excluding interest of $20,959 on liabilities subject to compromise at October 19, 2004)	(2,720)	(15,595)	(18,315)	4,994	(6)	(13,321)
Amortization of deferred financing fees	(127)	(6,813)	(6,940)	6,429	(7)	(511)
Other, net	(4)	(182)	(186)	—		(186)

Income/(loss) before income tax provision	(10,796)	237,974	227,178	(231,045)		(3,867)
Income tax provision/(benefit)	(34)	666	632	(2,177	)(8)	(1,545)

Net income/(loss)	$(10,762)	$237,308	$226,546	$(228,868)		$(2,322)

Pro forma basic and fully diluted net income/(loss) per share			$22.65			$(0.23)

Pro forma weighted average basic and diluted shares outstanding (unaudited)			10,000,002			10,000,002

(1)	Reflects the reversal of the net periodic postretirement benefit cost related to the Company’s self-funded post retirement plan.

(2)	Reflects the adjustment to depreciation relating to the adjustment to fair market value and adjusted remaining useful lives of the existing property, plant and equipment as follows:

Elimination of historical depreciation expense	$(18,787)
Depreciation expense on fixed assets restated at fair value as of January 1, 2004	$12,333

$(6,454)

(3)	Reflects the additional amortization of customer contracts, trade names and trademarks identified as part of the allocation of reorganization value.

(4)	Reflects elimination of bankruptcy reorganization expenses.

(5)	Reflects elimination of gain from debt forgiveness.

(6)	Reflects adjustment of interest expense for the $230,000 reduction of Senior Subordinated Notes pursuant to the Plan of Reorganization and interest under the revolving credit facility and term loan dated October 20, 2004 as follows:

			Interest
	Debt Balance	Interest Rate	Expense

Elimination of historical interest expense for the period prior to the Reorganization			$18,315
Add:
Interest on new credit facility	$90,308	6.05%	(5,464)
Fees related to new credit facility			(250)
Interest on 10% Senior Secured Notes	75,000	10.00%	(7,500)
Interest on other indebtedness	1,341	8.00%	(107)

			$4,994

(7)	Reflects the adjustment of the amortization of net deferred financing fees for the revolving credit facility and term loan dated October 20, 2004 as follows:

Elimination of historical amortization of deferred financing fees	$6,940
Amortization on $3,202 of deferred financing fees incurred on new credit facility and 10% Senior Secured Notes over 60 months	(511)

$6,429

(8)	Reflects income/(loss) before income taxes at a 40% effective rate. No consideration has been given to our deferred tax assets, including net operating loss carryforwards, which are fully offset by a valuation allowance as any reversal of the valuation allowance will offset goodwill first, then intangible assets and then increase additional paid-in capital in accordance with SOP 90-7.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth selected consolidated financial data and other operating information of our company. The following data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and fiscal years ended December 31, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004 and 2003, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000, and the selected consolidated statement of operations data for the years ended December 31, 2001 and 2000 are derived from audited financial statements not included in this prospectus.
      In connection with our emergence from bankruptcy on October 20, 2004, we adopted “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh-start” reporting, the reorganization value of our company is allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value is reported as “goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements (“Successor Company”) are not comparable with our pre-emergence financial statements (“Predecessor Company”), including the historical financial statements included in this prospectus.

	Successor
	Company	Predecessor Company

	For the Period	For the Period
	October 20	January 1
	through	through	Year Ended December 31,
	December 31,	October 19,
	2004	2004	2003	2002	2001	2000

Consolidated Statements of Operations Data (in thousands)
Net sales	$106,144	$452,996	$389,334	$402,719	$425,130	$564,250
Operating expenses:
Cost of goods sold, exclusive of depreciation expense shown below	96,906	389,824	317,991	320,479	349,295	419,172
Selling, general and administrative expenses(1)	7,251	26,849	30,764	32,100	23,497	47,123
Depreciation	2,467	16,320	21,510	24,517	27,465	27,336
Amortization	1,127	2,466	3,628	3,128	9,010	8,870
Goodwill impairment			2,973	24,355	—	—
Reorganization expenses(2)		3,062	2,172	—	—	—
Impairment, unusual and plant closing charges(3)	6,354	645	2,884	—	12,855	650
(Gain)/loss on sale of property, plant and equipment	(16)	(192)	(8)	(64)	(344)	543

Operating income/(loss)	(7,945)	14,022	7,420	(1,796)	3,352	60,556
Bankruptcy reorganization items:
Bankruptcy reorganization expenses(2)	—	(12,710)	—	—	—	—
Gain from debt forgiveness(4)	—	259,252	—	—	—	—
Other income/(expense):
Interest expense (excluding interest of $20,959 on liabilities subject to compromise at October 19, 2004)	(2,720)	(15,595)	(42,013)	(36,520)	(35,237)	(40,804)
Write off of debt issuance costs upon debt extinguishment	—	—	—	—	—	(4,820)
Amortization of deferred financing costs	(127)	(6,813)	(4,873)	(2,123)	(1,346)	(2,097)
Other, net	(4)	(182)	(52)	(395)	(318)	(222)

Income/(loss) from continuing operations before income tax provision/ (benefit) and cumulative effect of change in accounting principle	(10,796)	237,974	(39,518)	(40,834)	(33,549)	12,613
Income tax provision/ (benefit)	(34)	666	291	33,960	(18,895)	5,726

	Successor
	Company	Predecessor Company

	For the Period	For the Period
	October 20	January 1
	through	through	Year Ended December 31,
	December 31,	October 19,
	2004	2004	2003	2002	2001	2000

Income/(loss) from continuing operations before cumulative effect of change in accounting principle	(10,762)	237,308	(39,809)	(74,794)	(14,654)	6,887
Income/(loss) from discontinued operations, net of income taxes of $0, $0, $0, $0, ($2,150), $— and $($1,261), respectively	—	—	(6,929)	(4,000)	(2,850)	(157)

Income/(loss) before cumulative effect of change in accounting principle	(10,762)	237,308	(46,738)	(78,794)	(17,504)	6,730
Cumulative effect of change in accounting for goodwill net of tax benefit of $19,408	—	—	—	(54,504)	—	—

Net income/(loss)	$(10,762)	$237,308	$(46,738)	$(133,298)	$(17,504)	$6,730
Basic and diluted net income/(loss) per share	$(1.08)	$237,308	$(46,738)	$(133,298)	$(17,504)	$6,730

	Successor
	Company	Predecessor Company

	As of	As of December 31,
	December 31,
	2004	2003	2002	2001	2000

Consolidated Balance Sheet Data
Cash and cash equivalents	$15,192	$25,981	$2,546	$8,017	$32,244
Working capital	122,503	(298,649)	66,299	84,540	126,145
Total assets	394,207	392,335	363,510	511,943	585,734
Total debt	166,649	397,135	325,521	331,792	335,433
Total shareholders’ equity/(deficit)	166,381	(88,628)	(52,353)	77,581	107,749

	Successor
	Company	Predecessor Company

	For the Period	For the Period
	October 20	January 1
	through	through	Year Ended December 31,
	December 31,	October 19,
	2004	2004	2003	2002	2001	2000

Other Data
Depreciation and amortization	$3,594	$18,786	$25,138	$27,645	$36,475	$36,206
Capital expenditures	2,088	7,775	13,970	11,505	25,968	22,469

(1)	Includes non-cash compensation expense income related to stock appreciation of Holding Class A Common Stock (as defined herein) in the amount of $(10,393) and $80 for the years ended December 31, 2001 and 2000, respectively.

(2)	Reorganization expenses consist primarily of legal and consulting fees, and Bankruptcy reorganization expenses consist of legal and consulting fees, key employee retention expenses, deferred financing fees offset by the premium on the 11.75% Series B Senior Subordinated Notes.

(3)	Consists of charges related to the closure and consolidation of certain facilities and administrative and corporate reorganizations and impairment of fixed assets related to the plant consolidations and impairment of long-lived assets of $6,354 in the period from October 20 through December 31, 2004, $645 in the period from January 1 through October 19, 2004, $2,884 in 2003, $12,855 in 2001 and $650 in 2000 (See Note 12 to our Consolidated Financial Statements included herein).

(4)	In connection with the reorganization plan, we recorded a gain from debt forgiveness in respect of the exchange of our 11.75% Senior Subordinated Notes of $150,000, 11.75% Series B Senior Subordinated Notes of $150,000 and 14% Senior Subordinated Notes of $5,000 plus accrued interest at the time of filing bankruptcy (March 24, 2004) on these debt instruments of $29,359 for the 10% Secured Senior Subordinated Notes of $75,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus.
Overview
      We, together with our subsidiaries, are a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated copper wire products, for other wire suppliers and original equipment manufacturers or “OEMs”. Our products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications and general industrial/energy industries. We manufacture and distribute our products at 19 facilities located in the United States, Mexico, France, Italy and the Philippines. We operate our business in the following segments:

•	Bare Wire Products. Our bare and tin-plated copper wire products (or conductors) are used to transmit digital, video and audio signals or conduct electricity and are sold to a diverse customer base of over 1,000 insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

•	Insulated Wire Products. Our insulated wire products (copper conductors insulated with plastic or other polymeric compounds) are primarily manufactured for the automotive and appliance end-user markets. Our insulated wire products are used in the assembly of wire harnesses that are installed in both automobiles and appliances. A wire harness is comprised of an assembly of wires with connectors and terminals that transmit electricity between two or more end points. We also participate in niche businesses, including high temperature silicone and medical equipment markets.
Demand for our products is directly related to two primary factors:

•	demand for the end products in which our products are incorporated; and

•	our ability to compete with other suppliers in the industries we serve.
      Important indicators of demand for all of our products include a number of general economic factors such as gross domestic product, interest rates and consumer confidence. In specific industries, management also monitors the following factors:

•	Automobiles — industry production statistics, which are influenced by labor relations issues, regulatory requirements and trade agreements. For the year ended December 31, 2004, automotive industry production volumes were down 0.2% versus the same period for 2003. From January 1, 2005 to March 31, 2005, automotive industry production volumes were down 3.2% compared to the same period for 2004.

•	Appliances — industry shipment statistics for items such as refrigerators, freezers, washers, dryers, ranges and dishwashers. These statistics are impacted by replacement rates for existing appliances, housing starts, existing home sales and mortgage refinancing rates. For the year ended December 31, 2004, industry shipments increased 8.4% over the same period for 2003. From January 1, 2005 to March 31, 2005, industry shipments fell 2.2% compared to the same period for 2004.

•	Electronics/data communications and industrial/energy — While the end user applications are very diverse, some of the contributing factors of demand in the markets include technology spending and major industrial and/or infrastructure projects, including build-out of computer networks, mining development, oil exploration and production projects, mass transit and general commercial and industrial real estate development.

      We compete with other suppliers of wire products on the basis of price, quality, delivery and the ability to provide a sufficient array of products to meet most of our customers needs. We believe our state of the art production equipment permits us to provide a high quality product while also permitting us to more efficiently manufacture our products, which assists in our ability to provide more competitively priced products. Also, we invest in engineering, research and development so that we can continue to provide our customers with the array of products and features they demand. Finally, we have located our production facilities near many of our customers’ manufacturing facilities which allows us to meet our customers’ delivery demands, including assisting with inventory management for just-in-time production techniques. Also, we believe there may be excess industry-wide capacity in North America following the general recessionary conditions that started in 2001.
      A portion of our revenues is derived from processing customer-owned (“tolled”) copper. The value of tolled copper is excluded from both our sales and costs of sales, as title to these materials and the related risks of ownership do not pass to us.
      Our expenses in producing these products fall into three main categories — raw materials, including copper and insulating material (PVC and XPLE compounds), labor and to a lesser extent utilities. Copper is the primary raw material incorporated in all of our products. As a world traded commodity, copper prices have historically been subject to fluctuations. Copper prices are affected by a number of factors, including worldwide demand, mining and transportation capacity and political instability. Copper supply is generally affected by the number and capacity of the mines that produce copper. For instance, production problems at a single major mine can impact worldwide supply and prices. The average price per pound of copper based upon The New York Mercantile Exchange, Inc. (“COMEX”) increased to $1.29 per pound for the year ended December 31, 2004 from $.81 per pound for the year ended December 31, 2003. Copper prices have increased from 2003 levels as a result of a combination of higher demand in China, a weak U.S. dollar, an Indonesian mine disaster and stockpiling by Chilean producers. We attempt, where possible, to minimize the impact of these fluctuations on our profitability through pass-through arrangements with our customers, which are based on similar variations of monthly copper price formulas. These formulas for our insulated wire customers do not, however, include adjustments for the fluctuations in the premiums charged to convert copper cathode to copper rod and deliver it to the required location. For the year ended December 31, 2004, the premium to convert copper cathode to copper rod increased by 16.0%. Beginning January 1, 2005, the premium to convert copper cathode to copper rod increased by another 19.9%. As noted below, a severe increase in the price of copper can have a negative impact on our liquidity.
      Other major raw materials we consume include PVC and XPLE compounds. The prices of these items are generally affected by world oil prices and world-wide supply and demand and have increased significantly in 2004. World oil prices are impacted by a number of factors, including seasonal fluctuations, political instability and meteorological events. For the year ended December 31, 2004, the price of a barrel of oil increased 34.4%. Correspondingly, from January 1, 2004 to January 1, 2005, the price of PVC compounds, XPLE compounds, silicone compounds increased 24.6%, 21.4% and 19.3%, respectively. Our contracts with customers for insulated wire do not include adjustments for fluctuations in the price of oil or PVC compounds, XPLE compounds or silicone compounds.
      Our labor and utility expenses are directly tied to our level of production. While the number of employees we use in our operations has fluctuated with sales volume, our cost per employee continues to rise with increases in wages and the costs of providing medical coverage, worker’s compensation and other fringe benefits to employees. The cost of providing medical coverage is impacted by continued inflation in medical products and services. Utility rates vary by season and the prices for coal, natural gas and other similar commodities which are used in the generation of power. We attempt to manage our utility rates through usage agreements which affect our power usage during peak usage hours.

Bankruptcy and Reorganization
      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The petition related to us and each of our domestic subsidiaries, including Camden Wire Co., Inc., International Wire Rome Operations, Inc., IWG Resources LLC, Omega Wire, Inc., OWI Corporation and Wire Technologies, Inc.
      Our Chapter 11 bankruptcy petition was directly related to the significant downturn in the industrial/energy and electronics/data communications markets and by increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through the filing date. The economic downturn and competitive pricing pressures resulted in lower sales, lower margins, and weaker cash flows than originally expected. Starting in 2001, we began implementing a series of measures to realign our operations and reduce costs. Among other measures, we closed eight plants by consolidating production capacity in the remaining plants, opened our Durango, Mexico plant, and sought new market opportunities in Mexico, Asia and Central America. Despite these measures, it became apparent that to operate profitably, we would have to restructure our debt. On December 1, 2003, we announced that we would not make our subordinated $18.0 million interest payment on our then outstanding subordinated obligations due on December 1, 2003. Beginning in December 2003, we began negotiations with holders of our subordinated debt regarding restructuring our debt. On December 31, 2003, we defaulted on our subordinated obligations, which also triggered the cross default provisions of our senior indebtedness.
      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay our existing 10 3/8% Senior Secured Notes due 2005 and to provide financing for our business during the bankruptcy proceedings.
      In accordance with an agreement we reached with the holders of our senior subordinated debt holding more than one-half of the principal amount of such indebtedness or approximately $152.5 million, and the holder of our common stock, we filed a proposed Plan of Reorganization, referred to as the “Plan”, on May 10, 2004, which was amended and restated on June 10, 2004, and further amended and restated on June 24, 2004. The Plan was accepted by both of the impaired classes voting on the Plan. Our other creditors, including holders of other priority claims, secured claims, general unsecured claims, tort claims, intercompany claims and subsidiary equity interests held unimpaired claims and were conclusively presumed to have accepted the Plan. The Plan became effective and we emerged from bankruptcy on October 20, 2004. The Plan provided for, among other things:

•	issuance of approximately 10 million shares of our common stock to holders of senior subordinated indebtedness and the former holder of all of our outstanding common stock;

•	issuance of new debt in the form of the Notes in the principal amount of $75 million to holders of our senior subordinated indebtedness; and

•	entry into an agreement for our $140 million senior credit facilities, the proceeds of which were utilized to refinance our obligations under our debtor-in-possession facility and provides funding for working capital and other general corporate purposes.

      In connection with our emergence from bankruptcy, we have adopted “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh-start” reporting, the reorganization value of our company is allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value will be reported as “goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements are not comparable with our pre-emergence financial statements, including the historical financial statements included in this prospectus.

Recent Developments
      Over the last several years, the Company’s insulated wire division operating results have been adversely impacted by industry wide overcapacity and increased material costs that, with the exception of copper price increases, cannot be passed through to customers under most of our current customer contracts. On November 19, 2004, we announced that we were considering strategic alternatives for our insulated wire division and had retained Rothschild Inc. as our financial advisor to assist in that process. As part of that process, we solicited expressions of interest for the acquisition of the insulated wire division from third parties, but no acceptable proposals were received. We are no longer actively pursuing that alternative, but are continuing to actively evaluate the business.
      Effective as of June 1, 2005, Rodney D. Kent will replace Joseph M. Fiamingo as our chief executive officer. Mr. Fiamingo will assist with the transition and will remain an employee until on or about September 30, 2005.
Results of Operations
      As is more fully discussed in Note 3 — Fresh-Start Reporting of the Notes to our Consolidated Financial Statements, we adopted fresh-start reporting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). For financial reporting purposes, the effective date of the reorganization was October 20, 2004 and our results of operations and cash flows have been separated as pre-October 20 and post-October 20, 2004 due to a change in basis of accounting in the underlying assets and liabilities. We refer to our results prior to October 20, 2004 as results for the Predecessor Company and we refer to our results after October 20, 2004 as results for the Successor Company.
      Financial data for the periods from January 1 through October 19, 2004 (Predecessor Company) and from October 20 through December 31, 2004 (Successor Company) has been combined, and discussed in relation to the year ended December 31, 2003 in the section “Combined Year Ended December 31, 2004 Versus the Year Ended December 31, 2003.” However, for the reasons described in Note 3 to our Consolidated Financial Statements and due to other non-recurring adjustments, the Predecessor Company’s financial statements for the periods prior to our emergence from bankruptcy may not be comparable to the Company’s financial statements for the period October 20 to December 31, 2004, and our results of operations prior to emergence from bankruptcy, including the period from January 1 through October 19, 2004, are not indicative of future results. Readers should, therefore, review this material with caution and not rely on the information concerning the Predecessor Company as being indicative of our future results or providing an accurate comparison of financial performance. In addition, the combined year ended December 31, 2004 information presented below does not comply with SOP 90-7, which calls for separate reporting for the Successor Company and the Predecessor Company.

      The following table sets forth certain statement of operations data in millions of dollars and percentage of net sales for the periods indicated:

			Successor
			Company		Predecessor Company

							For the Year		For the Year
			For the Period		For the Period		Ended		Ended
			October 20		January 1		December 31,		December 31,
	Combined Year		through		through
	December 31,		December 31,		October 19,
	2004		2004		2004		2003		2002

Net sales	$559.1	100.0%	$106.1	100.0%	$453.0	100.0%	$389.3	100.0%	$402.7	100.0%
Operating expenses
Cost of goods sold, exclusive of depreciation expense shown below	486.7	87.1%	96.9	91.3%	389.8	86.0%	318.0	81.7%	320.5	79.6%
Selling, general and administrative expenses:
Selling, general and administrative expenses	34.1	6.1%	7.3	6.9%	26.8	5.9%	30.7	7.9%	32.1	8.0%
Depreciation and amortization	22.4	4.0%	3.6	3.4%	18.8	4.2%	25.1	6.4%	27.6	6.8%
Goodwill impairment	—	—%	—	—%	—	—%	3.0	0.8%	24.3	6.0%
Reorganization expenses	3.1	0.5%	—	—%	3.1	0.7%	2.2	0.6%	—	0.0%
Impairment and plant closing charges	6.9	1.2%	6.3	5.9%	0.6	0.1%	2.9	0.7%	—	0.0%
Gain on sale of property, plant and equipment	(0.2)	(0.0)%	(0.0)	(0.0)%	(0.2)	(0.0)%	(0.0)	(0.0)%	(0.0)	(0.0)%

Operating income/(loss)	6.1	1.1%	(7.9)	(7.5)%	14.0	3.1%	7.4	1.9%	(1.8)	(0.4)%
Bankruptcy reorganization items:
Bankruptcy reorganization expenses	(12.7)	(2.3)%	—	—	(12.7)	(2.8)%	—	—	—	—
Gain from debt forgiveness	259.3	46.4%	—	—	259.3	57.2%	—	—	—	—
Other income/(expense):
Interest expense (excluding interest of $21.0 on liabilities subject to compromise at October 19, 2004)	(18.3)	(3.3)%	(2.7)	(2.5)%	(15.6)	(3.4)%	(42.0)	(10.8)%	(36.5)	(9.1)%
Amortization of deferred financing costs	(7.0)	(1.2)%	(0.2)	(0.2)%	(6.8)	(1.5)%	(4.9)	(1.3)%	(2.1)	(0.5)%
Other, net	(0.3)	(0.1)%	(0.0)	(0.0)%	(0.2)	(0.1)%	—	—	(0.4)	(0.1)%

Income/(loss) from continuing operations before income tax provision (benefit) and cumulative effect of change in accounting principle	227.2	40.6%	(10.8)	(10.2)%	238.0	52.5%	(39.5)	(10.2)%	(40.8)	(10.1)%
Income tax provisions/(benefit)	0.7	0.1%	(0.0)	(0.0)%	0.7	0.1%	0.3	0.0%	34.0	(8.5)%

Income/(loss) from continuing operations before cumulative effect of change in accounting principle	226.5	40.5%	(10.8)	(10.2)%	237.3	52.4%	(39.8)	(10.2)%	(74.8)	(18.6)%
Loss from discontinued operations, net of income taxes of $0, $0, $0, $0 and ($0), respectively	—	—%	—	—%	—	—%	(6.9)	(1.8)%	(4.0)	(1.0)%

Loss before cumulative effect of change in accounting principle	226.5	40.5%	(10.8)	(10.2)%	237.3	52.4%	(46.7)	(12.0)%	(78.8)	(19.6)%
Cumulative effect of change in accounting for goodwill, net of tax benefit of $19.4	—	—%	—	—%	—	—%	—	—	(54.5)	(13.5)%

Net income/ (loss)	$226.5	40.5%	$(10.8)	(10.2)%	$237.3	52.4%	$(46.7)	(12.0)%	$(133.3)	(33.1)%

     We have two reportable segments: bare wire and insulated wire. The following table sets forth net sales and operating income/(loss) for the periods presented in millions of dollars and percentages of totals:

Successor
Company	Predecessor Company

For the Period	For the Period
October 20	January 1
Combined Year	through	through	Year Ended	Year Ended
December 31,	December 31,	October 19,	December 31,	December 31,
2004	2004	2004	2003	2002

Net sales:
Bare Wire	$346.4	62.0%	$69.6	66%	$276.8	61%	$221.7	57%	$224.4	56%
Insulated Wire	219.5	39.3%	37.8	35	181.7	40	172.7	44%	185.7	46%
Elimination	(6.8)	(1.3)%	(1.3)	(1)	(5.5)	(1)	(5.1)	(1)%	(7.4)	(2)%

Total	$559.1	100.0%	$106.1	100%	$453.0	100%	$389.3	100%	$402.7	100%

Operating income/(loss):
Bare Wire	$19.9	226%	$(0.0)	0%	$19.9	119%	$19.1	116%	$23.3	597%
Insulated Wire	(11.1)	(126)%	(7.9)	(100)%	(3.2)	(19)%	(2.6)	(16)%	(19.4)	(497)%

Subtotal	8.8	100.0%	(7.9)	(100)%	16.7	100%	16.5	100%	3.9	100%

Corporate	(2.7)	—	(2.7)	(9.1)	(5.7)

Total	$6.1	$(7.9)	$14.0	$7.4	$(1.8)

Combined Year Ended December 31, 2004 Versus Year Ended December 31, 2003
      The combined consolidated financial results for the year ended December 31, 2004, which represents the consolidated financial results for the Predecessor Company for the period January 1 through October 19, 2004 and the consolidated results for the Successor Company for the period from October 20 through December 31, 2004 are compared with the Predecessor Company’s results for the year ended December 31, 2003.
      Net sales were $559.1 million for the combined year ended December 31, 2004 and $389.3 million in the year 2003. Sales for the combined year were $169.8 million, or 43.6%, above 2003 levels as a result of a $62.9 million volume increase for both bare wire and insulated wire products to all markets served, and a $112.1 million increase in the average cost and selling price of copper. The average price of copper based upon COMEX increased to $1.29 per pound for the combined year ended December 31, 2004 from $.81 per pound for the year ended December 31, 2003. These increases were partially offset by $5.2 million of lower customer pricing, primarily in the automotive market.
      Bare wire segment net sales for the combined year ended December 31, 2004 were $346.4 million, or an increase of $124.7 million, or 56.2%, from sales of $221.7 million for the year 2003. This increase was primarily the result of a $49.6 million increase in volume from higher sales to customers supplying the electronics/ data communications, industrial/ energy and appliance markets as the result of an improving U.S. general economy, increased sales to General Cable Corporation and a $75.1 million increase in the average cost and selling price of copper. Included in sales for the combined year ended December 31, 2004 and for the year 2003 were $53.9 million and $51.8 million, respectively, of revenues from processing tolled copper. Of the total pounds processed for the combined year ended December 31, 2004 and for the year 2003, respectively, 49.9% and 54.2% were from customers’ tolled copper.
      Insulated wire segment net sales for the combined year ended December 31, 2004 were $219.5 million compared to $172.7 million in the year ended December 31, 2003, for an increase of $46.8 million, or 27.1%. Higher sales resulted from an overall $16.2 million increase in automotive sales, primarily through market share gains with one large Tier I customer as industry-wide automotive production was down slightly year-over-year, and a $36.9 million increase in the average cost and selling price of copper. These increases were partially offset by $5.2 million of lower customer pricing primarily in the automotive market and $1.1 million lower volume to appliance customers.

      Cost of goods sold as a percentage of sales increased to 87.1% for the combined year December 31, 2004, from 81.7% for the year ended December 31, 2003 for an increase of 5.4 percentage points. This change was due to: the impact of higher copper prices which accounted for 2.1 percentage points; lower customer pricing for 0.8 percentage points; a settlement in connection with an alleged defective product during a new manufacturing line start-up at our Mexican insulated wire facility for 0.6 percentage points; higher insulating compounds costs for 0.6 percentage points; impact of the step up in LIFO inventories for 0.8 percentage points; and higher tin and utilities cost as well as product mix for the remaining 0.5 percentage points.
      Selling, general and administrative expenses were $34.1 million for the combined year ended December 31, 2004, compared to $30.7 million for the year ended December 31, 2003. Included in the year 2003 was a $1.0 million charge for payments to be made to our former Chief Executive Officer under his employment agreement. Excluding this charge, the selling, general and administrative expenses increased $4.4 million, which was the result of a $3.6 million increase in the accrual of payroll and payroll related items and $2.4 million for volume related freight partially offset by a $1.5 million decrease in bad debt provisions and other, net of $0.1 million. These expenses, as a percent of net sales, decreased from 7.9% for the year ended December 31, 2003 to 6.1% for the combined year ended December 31, 2004, primarily from the effect of increased sales volume and higher copper costs and selling prices.
      Depreciation and amortization was $22.4 million for the combined year ended December 31, 2004 compared to $25.1 million for the year ended December 31, 2003, from lower depreciation on property, plant and equipment as the result of the adoption of “fresh-start” reporting under SOP 90-7 as the carrying values were adjusted to fair market value as of October 20, 2004.
      Goodwill impairment of $3.0 million was recognized in 2003, following the 2002 adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.” This was the result of further declines in the fair value of certain of the Company’s reporting units. There was no similar charge in the combined year 2004.
      Reorganization expenses were $3.1 million in the combined year compared to $2.2 million in 2003 as a result of increased professional fees prior to the filing of the Chapter 11 bankruptcy.
      Impairment and plant closing charges for the combined year ended December 31, 2004 were $6.9 million and $2.9 million in the year ended December 31, 2003. Included in the combined year ended December 31, 2004 charge was $4.7 million for impairment of intangible assets related to the insulated wire segment. Charges related to plant closings were $2.2 million for the combined year ended December 31, 2004 and $2.9 million in 2003 related to the closing of the Kendallville, Indiana plant and other previously closed plants together with a fixed asset impairment charge. A charge of $1.7 million was recorded in the fourth quarter of 2004 related to the announced closing of the plant in Beynost, France.
      Operating income/(loss) for the combined year ended December 31, 2004 was $6.1 million compared to $7.4 million for the 2003 period or a decrease of $1.3 million. Most of this decrease was the result of the increase in the cost of goods percentage, higher selling, general and administrative expenses, the impairment charges, partially offset by higher sales volume and lower depreciation and amortization. Bare wire segment operating income of $19.9 million for the combined year 2004 period increased by $0.8 million, or 4.2%, primarily from the impact of higher sales volume partially offset by higher tin, transportation and utility costs as well as the impact of the step-up in LIFO inventories. Insulated wire segment’s operating loss increased to $11.1 million for the combined year ended December 31, 2004 from $2.6 million in 2003 as higher sales volume, lower depreciation and shifting of production to lower cost facilities were offset by competitive pricing pressures, higher insulated compound material compound costs and the impact of the step-up in LIFO inventories.
      Bankruptcy reorganization items relating to the Chapter 11 bankruptcy filing, was $246.6 million for the combined year ended December 31, 2004. The reorganization income in the combined year 2004 was comprised of forgiveness of debt of $259.3 million and interest partially offset by $12.7 million of expenses for professional fees, key employee retention payments and change of control payments. There was no similar income in the year 2003.

      Interest expense was $18.3 million and $42.0 million for the combined year ended December 31, 2004 and 2003, respectively, for a decrease of $23.7 million. This decrease was primarily due to non-recognition of interest expense on $305 million of our 11.75% and 14% Senior Subordinated Notes (which are subject to compromise) from March 24, 2004 (date of filing for Chapter 11 bankruptcy) to October 20, 2004 as well as lower interest rates on our senior credit facility and DIP compared to the 10.375% Senior Secured Notes.
      Amortization of deferred financing costs increased $2.1 million to $7.0 million for the combined year ended December 31, 2004 from $4.9 million for the year 2003 period as the result of the write-off of deferred financing fees related to our 10.375% Senior Secured Notes that were repaid on March 24, 2004 and before maturity.
      Income tax provisions were $0.7 million and $0.3 million for the periods ended December 31, 2004 and 2003, respectively. The tax provisions represent certain state and foreign income taxes only.
      For the year ended December 31, 2003, the loss for discontinued operations was $6.9 million for charges related to water inlet hose claims as described in the “Business — Legal Proceedings” section. There was no similar charge for the combined year ended December 31, 2004. As of December 31, 2004, we had a reserve of $2.3 million for the settlement and costs of the hose claims. During the fourth quarter of 2004, $2.9 million was paid under various settlement agreements. As a result of claims settled to date, existing Claims Resolution Agreements and known open claims, we anticipate that the remaining reserve of $2.3 million is adequate to cover remaining obligations and cash requirements.
      A net loss of $46.7 million was recorded for the year ended December 31, 2003. Net income of $226.5 million was recorded for the combined year ended December 31, 2004. The improvement of $273.2 million in the combined year ended December 31, 2004 resulted from gain from debt forgiveness of $259.3, reduced interest expense and a lower loss from discontinued operations, partially offset by lower operating income.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Net sales for the year ended December 31, 2003 were $389.3 million, representing a $13.4 million, or 3.3%, decrease compared to 2002. This decrease was primarily from lower sales of $20.8 million to customers supplying the automotive industry and lower sales of $10.4 million to customers supplying the appliance industry. These decreases include $6.4 million of lower pricing to automotive and appliance customers. Partially offsetting the decrease were higher sales of bare wire products to customers supplying the electronics/ data communications and industry/ energy markets, primarily during the fourth quarter, of 2003 of $1.4 million as well as a $16.4 million increase in the cost and selling price of copper. The average price of copper based upon COMEX increased to $.81 per pound for the year ended December 31, 2003 from $.72 for 2002. These fourth quarter sales increases resulted in our net receivable balances increasing 13% from the December 31, 2002 balance despite the 3% decline in net sales for the full year. In addition, during 2003, the provision for doubtful accounts was $1.8 million as certain of our customers continue to be negatively impacted by recessionary economic cycles and downturns in their business. The 2002 provision was $3.7 million due directly to financial hardships incurred by several of our larger customers. Such balances and the related reserves were written off in 2003.
      Bare wire segment net sales for the year ended December 31, 2003 were $221.7 million compared to $224.4 million for the year ended December 31, 2002. This decrease of $2.7 million, or 1.2%, was primarily the result of lower sales to the automotive industry of $5.5 million due to lower industry-wide production levels and the loss of certain platforms by one of our large customers and reduced sales to appliance customers of $3.2 million. In addition, net sales for 2003 to the industrial/ energy and electronics/ data communications markets were lower than in 2002 by $2.8 million, but improved in the fourth quarter as industrial activity in the U.S. began to improve. These decreases were partially offset by a $8.8 million impact from the effect of higher average cost and selling price of copper. Included in sales for years 2003 and 2002 were $51.8 million and $56.4 million, respectively, of revenues from processing tolled copper. Of the total pounds processed for the years 2003 and 2002, 54.2% and 53.6%, respectively, were from customers’ tolled copper.
      Insulated wire segment net sales for the year 2003 were $172.7 million for a decrease of $13.0 million, or 7.0% of net sales, from the year 2002, on lower sales to automotive and appliance customers. The volume declines of $14.2 million together with $6.4 million of lower customer pricing was partially offset by a $7.6 million increase from the higher cost and selling price of copper. Automotive sales decreased as the result of lower automotive industry production levels and a reduced concentration with a large customer. Appliance sales decreased as inventory levels were reduced by our customers.
      Cost of goods sold as a percentage of sales increased to 81.7% for the year ended December 31, 2003 from 79.6% in 2002 or an increase of 2.1 percentage points. This change was due to the impact of higher copper prices, which accounted for 1.3 percentage points, and competitive pricing pressures and product mix, which primarily accounted for the remaining 0.8 percentage points.
      Selling, general and administrative expenses were $30.7 million for the year ended December 31, 2003, compared to $32.1 million in 2002. Included in the 2003 period was a $1.0 million charge for payments to be made to our former Chief Executive Officer under his employment agreement. Excluding this charge, the selling, general and administrative expenses decreased $2.4 million which was primarily the result of a $1.8 million decrease in bad debt provisions and a $1.0 million reduction in accruals for personnel related costs partially offset by other, net of $0.4 million. These expenses, as a percent of net sales, decreased slightly from 8.0% for the year ended December 31, 2002 to 7.9% for the year ended December 31, 2003.
      Depreciation and amortization was $25.1 million for the year ended December 31, 2003, compared to $27.6 million in 2002 from lower depreciation on property, plant and equipment.
      Goodwill impairment of $3.0 million and $24.3 million were recognized in 2003 and 2002, respectively, following the 2002 adoption of SFAS No. 142 “Goodwill and Other Intangible Assets”. This was the result of further declines in the fair value of certain of the Company’s reporting units. The further decline in fair value of these reporting units was a direct result of continued softness in sales for the Company’s customers supplying the electronics/data communications and industrial/energy markets.
      We retained Rothschild Inc. as our independent financial advisor and Weil, Gotshal & Manges LLP as our legal advisors to assist in the process of negotiations with an Ad Hoc Committee (“Committee”) of Bondholders holding our 11 3/4% Senior Subordinated Notes and 14% Senior Subordinated Notes. The Committee selected Stroock & Stroock & Lavan LLP as its legal advisors and Houlihan Lokey Howard & Zukin as its financial advisors. During the year ended December 31, 2003, $2.2 million was incurred for professional fees and other related costs for these activities. There was no similar charge in 2002.
      Impairment and plant closing charges of $2.9 million for the year ended December 31, 2003 related to the closing of the Kendallville, Indiana plant in June 2003 and other previously closed plants together with a fixed asset impairment charge. A portion of the equipment from these facilities is being relocated to the Durango, Mexico plant with the remainder being taken out of service. In addition, the fair market values of the properties held for resale were re-evaluated. As a result, a fixed asset impairment charge of $2.4 million was recorded in 2003. Additional charges of $0.3 million are expected to be incurred related to the shutdown expenditures, including occupying costs, and are expected to be incurred over the next twelve months.
      Operating income/ (loss) for the year ending December 31, 2003 increased to $7.4 million from ($1.8) million in 2002. Bare wire segment operating income for the year 2003 was $19.1 million compared to $23.3 million in 2002. This decrease of $4.2 million, or 18.0%, was primarily attributable to lower sales volume and competitive pricing pressures. Operating (loss) for the insulated wire segment of ($2.6) million for the year 2003 improved from ($19.4) million in 2002 primarily from a $20.5 million goodwill impairment charge in 2002 with no such charge in 2003. Operating income in 2003 was also impacted by a $1.0 million charge for payments to be made to our former Chief Executive Officer and $2.2 million of pre-petition reorganization expense.

      Interest expense was $42.0 million in 2003 and $36.5 million in 2002, for an increase of $5.5 million. This increase was due to higher interest rates and borrowing levels under the 10.375% Senior Secured Notes compared to the Second Amended and Restated Credit Agreement.
      Amortization of deferred financing fees were $4.9 million in 2003 and $2.1 million in 2002. The increase of $2.8 million resulted from the write-off of deferred financing fees related to our Second Amended and Restated Credit Agreement which was repaid before maturity with the proceeds from our 10.375% Senior Secured Notes.
      The income tax provision for the year ended December 31, 2003 was $0.3 million, compared to a tax provision of $34.0 million in the year ended December 31, 2002. A full valuation allowance was recorded in the fourth quarter of 2002. Accordingly, the $0.3 million tax provision in 2003 represents the provision for certain state and foreign income taxes only.
      Losses for discontinued operations were $6.9 million in 2003 and $4.0 million in 2002. These charges are related to water inlet hose claims as described in the “Business — Legal Proceedings” section of this prospectus. The increase of $2.9 million in 2003 reflects the settlements in connection with water inlet hose claims and related litigation.
      The 2003 net loss of $46.7 million was lower than the net loss of $133.3 million in 2002. Included in 2002’s net loss was $54.5 million of cumulative effect of the change in accounting principle for goodwill, net of the tax benefit, for the initial adoption of SFAS No. 142 “Goodwill and Other Intangible Assets”. The remaining improvement in the 2003 net loss resulted primarily from high operating income and a lower income tax provision.
Critical Accounting Policies
      The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires us to use estimates and assumptions regarding certain types of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available at the time of the estimates or assumptions. Actual results could change materially from our estimates and assumptions. The following is a discussion of certain of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities.

Revenue Recognition
      We recognize revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable; and collectibility is reasonably assured. Generally, sales and related cost of goods sold are included in income when goods are delivered to customers in accordance with the invoice terms F.O.B. destination for bare wire products and when goods are shipped to customers in accordance with invoice terms F.O.B. shipping point for insulated wire products. A provision for product returns is recorded based on historical experience and any notification received of pending returns. Such returns have historically been within our expectations and the provisions established.
      We recognize revenue from services performed to process customer-owned (“tolled”) copper. Such revenue is recognized at the time the product is received by the customer. The value of tolled copper is excluded from both sales and cost of goods sold, as title to these materials and the related risks of ownership do not pass to us.

Accounts Receivable
      We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that the historical credit loss rates will continue in the future. Since we have a number of relatively large customers, a significant change in the liquidity or financial position of one of these customers could have a material adverse impact on the collectibility of our accounts receivables and our future operating results.

Inventories
      Inventories are valued at the lower of cost, determined using the last in, first out (“LIFO”) method, or the current estimated market value of the inventory. Because the main component of our products is copper, a worldwide traded commodity, the estimated fair market value of the inventory is subject to wide fluctuations. Any significant decline in the average COMEX price of copper can result in an inventory valuation adjustment.

Deferred Taxes
      We establish deferred tax assets and liabilities based on profits or losses in each jurisdiction in which we operate. Associated valuation allowances reflect the likelihood of the recoverability of these assets. Our judgment of the recoverability of these assets is based primarily on our estimate of current and expected future earnings as well as prudent and feasible tax planning strategies. Any reversal of valuation allowance that existed at October 20, 2004, the date we emerged from bankruptcy, will first offset goodwill, then intangible assets and then increase additional paid-in capital in accordance with SOP 90-7.
      As a result of the reorganization, the Company underwent an ownership change within the meaning of Section 382 of the Internal Revenue Code (IRC). As a result, the Company is subject to an annual limitation of approximately $8 million on the amount of NOL and credit carryforwards and other built in losses, consisting principally of the bad debt reserves and amortization deductions, which the Company may utilize in the U.S.
      A debtor is not required to include gain on the discharge of debt in income if the debt discharge occurs in bankruptcy. However, IRC Section 108 requires that the debtor’s NOL, capital and credit carryovers first be reduced and then tax basis in assets be reduced. The Company expects to reduce available current year tax losses and NOL carryforwards by approximately $102 million as a result of the bankruptcy reorganization. After consideration of this reduction, the Company expects to have NOL carryforwards of approximately $45 million as of December 31, 2004, available to offset future federal taxable income. These NOL carryforwards expire in varying amounts in the years 2010 to 2023 if not utilized.

Long Lived Assets
      We review the net realizable value of our long-lived assets through an assessment of the estimated future cash flows related to those assets. In the event we determine that the carrying values of long-lived assets are in excess of estimated gross future cash flows for those assets, we will write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows. As for goodwill, we compare the carrying value of our reporting units to the fair value of such units based primarily on the reporting unit’s cash flows. To the extent the carrying value exceeds such fair value, the respective goodwill is written down to its fair value.
      We test for goodwill impairment annually and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below the unit’s carrying amount. Performing the impairment test requires us to estimate the fair values using the present value of estimated future cash flows. We performed our annual impairment test for 2004 in the fourth quarter of 2004. A significant downward revision in the estimated fair value of future cash flows could result in a material impairment of our remaining goodwill.

Liquidity and Capital Resources

Working Capital and Cash Flows
      Net cash used in continuing operations was $7.0 million for the combined year ended December 31, 2004, compared to net cash used in continuing operations of $2.1 million for the year ended December 31, 2003. The decrease was primarily the result of increased accounts receivable and inventories from a 16.6% increase in sales volume and the effect of higher average copper prices of 59.1% during the period. Partially offsetting the decrease was the favorable impact of a smaller reduction in the change of accounts payable (in 2003 we had lost vendor terms) and higher accrued and other liabilities for personnel-related and reorganization expenses.
      Net cash used in discontinued operations was $3.4 million for the combined year ended December 31, 2004 compared to $4.8 million in the year 2003. This decrease was from lower payments associated with the hose claims and related litigation.
      Net cash of $3.5 million for the combined year ended December 31, 2004 was provided by bankruptcy reorganization items, as the increased accrual exceeded expenditures. The expenditures primarily consist of consulting, legal, change of control and key employee retention program. There was no similar use of cash for the year ended December 31, 2003.
      Net cash used in investing activities for capital expenditures was $9.9 million for the year ended December 31, 2004, compared to $14.0 million for the year ended December 31, 2003 primarily from reduced year-over-year expenditures for machinery and equipment additions in our Cebu, Philippines and Durango, Mexico plant facilities.
      Net cash provided by financing activities was $5.6 million for the combined year ended December 31, 2004, compared to net cash provided by financing activities of $43.5 million for the year ended December 31, 2003. The decrease was the result of debtor-in-possession and senior credit facility borrowings of $91.6 million in 2004 used to repay $82.0 million of Senior Secured Notes which were issued in the second quarter of 2003 and in 2003, the proceeds of the $82.0 million Senior Secured Notes exceeded the payoff of the credit facility and restricted cash by $48 million.
      Net cash used in continuing operations was $2.1 million for the year ended December 31, 2003, compared to net cash provided by continuing operations of $5.3 million for the year ended December 31, 2002. The decrease was primarily the result of the loss of vendor trade terms reducing accounts payable by $9.6 million and the result of increased accounts receivables from $8.7 million of higher fourth quarter sales. Partially offsetting this decrease was favorable impact of higher accrued and other liabilities as the result of increased accruals for workers’ compensation and the hose claims and related litigation.
      Net cash used in investing activities for capital expenditures was $14.0 million for the year ended December 31, 2003, compared to $11.5 million for the year ended December 31, 2002 primarily from increased expenditures for machinery and equipment additions in our Cebu, Philippines plant facility of $2.2 million and technology upgrades in the bare wire division of $2.8 million.
      Net cash provided by financing activities was $43.5 million for the year ended December 31, 2003, compared to $5.5 million for the year ended December 31, 2002. The increase was the result of the net issuance of $82.0 million of Senior Secured Notes under an indenture dated May 30, 2003 and the repayment of our Second Amended and Restated Credit Agreement.

Financing Arrangements
      At the time of the filing of our bankruptcy petition, we had outstanding:

•	$82.0 million principal amount of 10.375% Senior Secured Notes (the “Senior Secured Notes”) due February 28, 2005;

•	$150.0 million in principal amount of 11 3/4% Senior Subordinated Notes due June 1, 2005;

•	$150.0 million in principal amount of 11 3/4% Series B Senior Subordinated Notes due June 1, 2005; and

•	$5.0 million in principal amount of 14% Senior Subordinated Notes due June 1, 2005 (the subordinated notes collectively, the “Subordinated Notes”); and

•	$2.2 million of capital lease obligations.
      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay the Senior Secured Notes and to provide financing for our business during the bankruptcy proceedings. The Subordinated Notes were cancelled in our bankruptcy.
      Concurrently with the consummation of our reorganization, we and our domestic subsidiaries entered into (1) a credit agreement which provides for a five year senior revolving credit facility in an amount of up to $110.0 million (including, as a sub-facility of the revolving credit facility, a $25 million letter of credit facility), and (2) a credit agreement which provides for a $30.0 million five year senior term loan facility. The proceeds of these facilities were used to repay our DIP facility and for working capital and other general corporate purposes. We also issued the $75 million of 10% Secured Senior Subordinated Notes to the former holders of our Subordinated Notes. For description of the terms of these facilities and the Notes, please see “Description of Indebtedness.”

Liquidity
      We require cash for working capital, capital expenditures, debt service and taxes. Our working capital requirements generally increase when demand for our products increase or when copper or insulating materials increase significantly or rapidly. Our principal sources of cash are generated from operations and availability under our debt financing arrangements. We expect that ongoing requirements for working capital, capital expenditures, debt service and taxes will be funded from operating cash flow and borrowings under our $110 million revolving credit facility dated October 20, 2004.
      As of December 31, 2004, we had $15.2 million of unrestricted cash and cash equivalents. Actual borrowings availability under our revolving credit facility is subject to a borrowing base calculation, generally based upon a percentage of eligible accounts receivable, inventory and property, plant and equipment. As of December 31, 2004, our borrowing base was $98.5 million and our outstanding indebtedness under the revolving credit facility (including outstanding letters of credit) was $67.9 million, resulting in a remaining availability as of such date of $30.1 million.
      During the next twelve months, we anticipate our capital expenditures will be approximately $13.1 million. In addition, we expect that our debt service obligations will be approximately $14.9 million. We expect our cash on hand, operating cash flow, together with available borrowings under the senior revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service requirements. However, our ability to generate sufficient cash flow to meet our operating needs could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. Any significant reduction in customer demand for our products, change in competitive conditions, increases in our major material components including copper and insulating materials, or adverse changes in economic conditions in the U.S. or worldwide could impact our ability to generate sufficient cash flow to fund operations.
      The historical financial statements found elsewhere in this prospectus were prepared on the basis we would continue as a going concern. On October 20, 2004, our Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code was confirmed and we emerged from bankruptcy. The plan or reorganization involved the exchange of approximately $305 million of principal amount plus accrued interest of our 11.75% and 14% Senior Subordinated Notes for 96% of the Common Stock of Reorganized International Wire and $75 million of new 10% unsecured notes to be issued pursuant to the plan of reorganization. All other liabilities were unimpaired and will be paid with interest. In addition, we entered into an agreement for our $140 million senior credit facility. The proceeds of which were utilized to refinance our obligations under the debtor-in-possession facility and provide funding for working capital and other general corporate purposes.
Off-Balance Sheet Arrangements
      We have not historically utilized off-balance sheet financing arrangements and have no such arrangements as of April 20, 2005. However, we do finance the use of certain facilities and equipment under lease agreements provided by various institutions. Since the terms of these agreements meet the definitions of operating lease agreements, the sum of future lease payments is not reflected on our consolidated balance sheets. As of December 31, 2004, the future minimum lease payments under these arrangements totaled $4.3 million.
Contractual Obligations
      The following table sets forth our contractual obligations as of December 31, 2004 for the periods shown (dollars in millions):

		Less Than			More Than
Contractual Obligations(3)	Total	1 Year	1-3 Years	3-5 Years	5 Years

Debt(1)	$166.6	$1.3	$0.0	$0.0	$165.3
Estimated interest on debt(2)	54.1	13.6	13.5	13.5	13.5
Operating leases	4.3	1.9	2.0	0.4	0.0

Total contractual cash obligations	$225.0	$16.8	$15.5	$13.9	$178.8

(1)	Debt obligations are exclusive of interest.

(2)	Interest was estimated using the debt balance outstanding at December 31, 2004 and the interest rates in effect on December 31, 2004.

(3)	Deferred compensation of $1.6 million was excluded from the contractual obligations table as the timing of the payments is dependent on the employee’s termination date.

Recently Issued Accounting Standards
      In January 2003, the Financial Accounting Standard Board (“FASB”) issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s (“VIE”) assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the VIE’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the VIE in its financial statements. This interpretation applies immediately to VIEs that are created, or for which control is obtained after, January 31, 2003.
      In December 2003, the FASB published a revision to FIN No. 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN No. 46 prior to issuance of the revised interpretation. Otherwise, application of FIN No. 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities (SPEs) for periods ending after December 15, 2003. Application by public entities, other than business issuers, for all other types of VIEs other than SPEs is required in financial statements for periods ending after

March 15, 2004. The Company does not have interests in structures commonly referred to as SPEs. Adoption of FIN No. 46R did not have an impact on our consolidated financial position, results of operations or cash flows.
      In November 2004 (revised in December 2004), the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 to be effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with early adoption permitted. SFAS No. 151 amends the guidance in Accounting Research Bulleting (“ARB”) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “ . . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” SFAS No. 151 requires those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, FAS No. 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. We will adopt the provisions of SFAS No. 123R effective the first quarter of fiscal year 2006, which begins on January 1, 2006. We are currently assessing the impact of adopting SFAS No. 123R.
      In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment”. This SAB provides views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and is intended to assist in the initial implementation of SFAS No. 123R. We anticipate refining our estimates of expected volatility and expected term as a result of the guidance provided within SAB No. 107 and SFAS No. 123R.
      In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations”, which is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations”. This Interpretation clarifies terminology within SFAS No. 143 and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This Interpretation is effective for fiscal years ending after December 15, 2005. We do not expect adoption of this Interpretation to have a material impact on our financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29, to be for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect the adoption of SFAS No. 153 to have a material impact on our financial position or results of operations.
      In December 2004, the FASB issued FASB staff position (“FSP”) 109-1, Application of FASB No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. In addition, at the same time, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the

American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004. The American Jobs Creation Act, which includes numerous provisions that may affect business practices and accounting for income taxes, was signed in to law in October of 2004. We are evaluating all newly issued guidance to make a determination what, if any, effect these issuances may have.
Quantitative and Qualitative Disclosure About Market Risk
      We do not ordinarily hold market risk sensitive instruments for trading purposes. We do, however, recognize market risk from interest rate, foreign currency exchange and commodity price exposure.

Interest Rate Risk
      At December 31, 2004, approximately $90.3 million of $166.6 million of long-term debt, specifically, $90.3 million of borrowings under our senior credit facility, bear interest at variable rates. Given the current amount of long-term debt subject to variable interest rates, we do not believe that the associated interest rate risk is material and we are not currently engaged in any hedging activities.

Foreign Currency Risk
      We have operations in Mexico, France, Italy and the Philippines. Our operations may, therefore, be subject to volatility because of currency fluctuations. Sales and expenses are denominated in local currencies for the French and Italian operations and the U.S. Dollar is the functional currency for Mexico and the Philippines operations. As a result, these operations are subject to market risk with respect to fluctuations in the relative value of currencies. We evaluate from time-to-time various currency hedging programs that could reduce the risk.
      In terms of foreign currency translation risk, we are exposed primarily to the euro, the Mexican peso and the Philippine peso. Our net foreign currency investment in foreign subsidiaries and affiliates translated into United States dollars using month-end exchange rates at December 31, 2004 and year-end exchange rates at December 31, 2003, was $62.5 million and $58.2 million, respectively.
      At April 20, 2005, we had no financial instruments outstanding that were sensitive to changes in foreign currency rates.

Commodity Price Risk
      The principal raw material used by us is copper, which is purchased in the form of 5/16-inch rod from the major copper producers in North America, Europe and Asia. Copper rod prices are based on market prices, which are generally established by reference to the COMEX prices, plus a premium charged to convert copper cathode to copper rod and deliver it to the required location. As a worldwide traded commodity, copper prices have historically been subject to fluctuations. While fluctuations in the price of copper may directly affect the per unit prices of our products, these fluctuations have not had, nor are expected to have, a material impact on our profitability due to copper price pass-through arrangements that we have with our customers. These sales arrangements are based on similar variations of monthly copper price formulas. Use of these copper price formulas minimizes the differences between raw material copper costs charged to the cost of sales and the pass-through pricing charged to customers. These formulas for our insulated wire customers do not, however, include adjustments for the fluctuations in the premiums charged to convert copper cathode to copper rod and deliver it to the required location. For the year ended 2004, the premium to convert copper cathode to copper rod increased by 16.0%. Beginning January 1, 2005, the premium to convert copper cathode to copper rod increased by another 19.9%. A severe increase in the price of copper could negatively impact our short-term liquidity because of the period of time between our purchase of copper at an increased price and the time at which we receive cash payments after selling end products to customers reflecting the increased price.

      Other major raw materials we consume include PVC compounds, XPLE compounds, silicone compounds and tin. The prices of these items are generally affected by world oil prices and world-wide supply and demand and have increased significantly in 2004. World oil prices are impacted by a number of factors, including seasonal fluctuations, political instability and meteorological events. For the year 2004, the price of a barrel of oil increased 34.4%. Correspondingly, for the year 2004, the price of PVC compounds, XPLE compounds, silicone compounds and tin increased 24.6%, 21.4%, 19.3% and 32.6%, respectively. Our contracts with customers for insulated wire do not include adjustments for fluctuations in the price of oil or PVC compounds, XPLE compounds or silicone compounds.

BUSINESS
Overview
      We, through our subsidiaries, are a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated copper wire products, for other wire suppliers and original equipment manufacturers or “OEMs”. Our products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications, and general industrial/energy industries. We manufacture and distribute our products at 19 facilities located in the United States, Mexico, France, Italy and the Philippines.

•	Bare Wire Products. Our bare and tin-plated copper wire products (or conductors) are used to transmit digital, video and audio signals or conduct electricity and are sold to a diverse customer base of over 1,000 insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

•	Insulated Wire Products. Our insulated wire products (copper conductors insulated with plastic or other polymeric compounds) are primarily manufactured for the automotive and appliance end-user markets. Our insulated wire products are used in the assembly of wire harnesses that are installed in both automobiles and appliances. A wire harness is comprised of an assembly of wires with connectors and terminals that transmit electricity between two or more end points. We also participate in niche businesses, including high temperature silicone and medical equipment.
      We were organized in 1995 as Omega Wire Corp. and subsequently changed our name to International Wire Group, Inc. We are incorporated in the state of Delaware. Our principal executive offices are located at 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105, and our telephone number at such address is (314) 719-1000.
Reorganization Under Chapter 11
      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The petition relates to us and each of our domestic subsidiaries, including Camden Wire Co., Inc., International Wire Rome Operations, Inc., IWG Resources LLC, Omega Wire, Inc., OWI Corporation and Wire Technologies, Inc.
      Our Chapter 11 bankruptcy petition was directly related to the significant downturn in the industrial/energy and electronics/data communications markets and by increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through the filing date. The economic downturn and competitive pricing pressures have resulted in lower sales, lower margins, and weaker cash flows than originally expected. Starting in 2001, we began implementing a series of measures to realign their operations and reduce costs. Among other measures, we closed eight plants by consolidating production capacity in the remaining plants, opened our Durango, Mexico plant, and sought new market opportunities in Central and South America. Despite these measures, it became apparent that to operate profitably, we would have to restructure our debt. On December 1, 2003, we announced that we would not make our subordinated $18.0 million interest payment on our then outstanding subordinated obligations due on December 1, 2003. Beginning in December 2003, we began negotiations with holders of our subordinated debt regarding restructuring our debt. On December 31, 2003, we also defaulted on our subordinated obligations, which triggered the cross default provisions of our senior indebtedness.
      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay our existing 10 3/8% Senior Secured Notes due 2005 and to provide financing for our business during the bankruptcy proceedings.

      In accordance with an agreement we reached with the holders of our senior subordinated debt holding more than one-half of the principal amount of such indebtedness or approximately $152.5 million, and the holder of our common stock, we filed a proposed Plan of Reorganization, referred to as the “Plan”, on May 10, 2004, which was amended and restated on June 10, 2004, and further amended and restated on June 24, 2004. The Plan was accepted by both of the impaired classes voting on the Plan. Our other creditors, including holders of other priority claims, secured claims, general unsecured claims, tort claims, intercompany claims and subsidiary equity interests held unimpaired claims and were conclusively presumed to have accepted the Plan. The Plan became effective and we emerged from bankruptcy on October 20, 2004. The Plan provided for, among other things:

•	issuance of approximately 10 million shares of our common stock to holders of senior subordinated indebtedness and the former holder of all of our outstanding common stock;

•	issuance of new debt in the form of Notes in the principal amount of $75 million to holders of our senior subordinated indebtedness; and

•	entry into an agreement for our $140 million senior credit facilities, the proceeds of which will be utilized to refinance our obligations under our debtor-in-possession facility and will provide funding for working capital and other general corporate purposes.
See “Description of the Notes” and “Description of Other Indebtedness” for a summary of the terms of the Notes and our senior credit facilities.
Recent Developments
      Over the last several years, the Company’s insulated wire division operating results have been adversely impacted by industry wide overcapacity and increased material costs that, with the exception of copper price increases, cannot be passed through to customers under most of our current customer contracts. On November 19, 2004, we announced that we were considering strategic alternatives for our insulated wire division and had retained Rothschild Inc. as our financial advisor to assist in that process. As part of that process, we solicited expressions of interest for the acquisition of the insulated wire division from third parties, but no acceptable proposals were received. We are no longer actively pursuing that alternative, but are continuing to actively evaluate the business.
      Effective as of June 1, 2005, Rodney D. Kent will replace Joseph M. Fiamingo as our chief executive officer. Mr. Fiamingo will assist with the transition and will remain an employee until on or about September 30, 2005.
      In connection with this registration, we will register our common stock under Section 12(g) of the Securities Exchange Act of 1934. We will file a Form 8-A with the Securities and Exchange Commission concurrently with the filing of this registration statement. Upon effectiveness of the Form 8-A, we will commence filing of periodic reports with the Securities and Exchange Commission under the Securities Exchange Act.
Background
      In December 1992, an investor group led by Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”) acquired Kirtland Indiana, Limited Partnership (“KILP”), which was subsequently renamed Wirekraft Industries, Inc. (“Wirekraft”). KILP was engaged in the manufacturing of insulated wire and the fabrication of wire harnesses. In March 1995, an investor group led by Hicks Muse acquired Omega Wire, Inc. (“Omega”). In June 1995, through a series of acquisitions and mergers, we were organized to combine the operations of Wirekraft and Omega. The acquisition of Omega broadened our product offering through the addition of a broad and diverse bare wire product offering and vertically integrated us by substantially reducing our need to purchase outside bare wire.
      In March 1996, we acquired (the “DWT Acquisition”) the business of Hoosier Wire, Inc., Dekko Automotive Wire, Inc., Albion Wire, Inc. and Silicones, Inc., a group of affiliated companies operated together under the trade name Dekko Wire Technology Group (“Dekko”). Dekko was engaged in the manufacture and marketing of insulated and bare copper wire. The DWT Acquisition increased our insulated and bare wire manufacturing capabilities and increased our capacity to better serve its client base and expand into new markets by adding specialty products to our product offering.
      In February 1997, we acquired (the “Camden Acquisition”) all of the issued and outstanding common stock of Camden Wire Co., Inc., a manufacturer and marketer of bare and tin-plated copper wire. The Camden Acquisition allowed us to expand our geographic manufacturing base and to realize efficiencies through consolidation of operations and process improvements.
      In 1998, we made two strategic acquisitions, the acquisition of the assets of Spargo Wire Company, Inc., which expanded our offering of bare wire, and the acquisition of Italtrecce S.r.l., which expanded our offering of specialty braid products and allowed us to expand our geographic manufacturing base to Italy. In addition, in July 1998, we completed the construction of a facility in Cebu, Philippines and began operations. The Cebu facility allowed us to supply our global customers and to build relationships with new customers in the Asia Pacific markets.
      In December 1999, we acquired a group of French wire manufacturers (collectively, the “Forissier Group”). Two of the operating companies manufacture specialty braids, rope and cable products and the third operating company manufactures insulated wire products. This acquisition complemented our existing business in Italy as well as expanded sales opportunities throughout Europe.
      In March 2000, we sold our Wire Harness business to Viasystems International, Inc. (“Viasystems”) for $210.8 million in cash (the “Wire Harness Sale”). The proceeds of the Wire Harness Sale were used to reduce our debt obligations. At the time of the Wire Harness Sale, we and Viasystems were commonly controlled by affiliates of Hicks Muse. In connection with the Wire Harness Sale, we entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through March 2003, which was a continuation of the then existing practice. This supply agreement has been extended through December 2005. See “Note 7 to the Company’s Consolidated Financial Statements” included herein for further discussion of the Wire Harness Sale.
      During 2001, we announced our intention to realign our production capacity and consolidate certain facilities (See Note 12 to our Consolidated Financial Statements for information regarding our plan to realign capacity). In connection with the realignment, we closed six of our plants. Such plants were located in Ardmore, Alabama; Elkmont, Alabama; Albion, Indiana; Corunna, Indiana; and two plants in Pine Bluff, Arkansas. The production capacity for these locations was primarily transferred and consolidated into our existing plants in Indiana, Texas and New York, which were expanded as necessary to accommodate the production transfer. In addition, as part of our realignment plan, we closed the remaining facility in Elkmont, Alabama in the first quarter of 2003.
      In August 2001, we furthered our international expansion with the purchase of a manufacturing facility in Durango, Mexico. This facility, approximately 600 miles south of the U.S./ Mexican border, allows us to expand our relationships with existing global customers in North America and seek new opportunities in Central and South America. Production and shipments to customers from this facility began in the third quarter of 2002.

Products and Markets
      We conduct our operation through two segments, the manufacture and marketing of bare and tin-plated copper wire products (the “Bare Wire Segment”) and the manufacture and marketing of insulated copper wire products (the “Insulated Wire Segment”). The following is a description of our primary products and markets served:

Bare Wire Segment (61% of 2004 Consolidated Sales)
      Our external sales of bare wire products are primarily to wire insulators, who apply insulating materials to the bare wire through an extrusion process. These wire insulators sell the insulated wire to a variety of customers in the following markets:

•	appliance (approximately 19% of total 2004 bare wire sales);

•	automotive (approximately 19% of total 2004 bare wire sales);

•	electronics and data communications (approximately 31% of total 2004 bare wire sales) including cable television, safety and security control, and local area network (“LAN”) and computer systems; and

•	industrial/energy (approximately 31% of total 2004 bare wire sales) including heating, ventilating and air conditioning (“HVAC”) systems, circuit protection, digital and cellular phone towers, elevator cables, mining and oil exploration, mass transit and utility power distribution applications.

      We manufacture a broad array of bare and tin-plated copper conductors including the following:

•	Single End Wire. Single end wire is an individual wire drawn to the customer’s size requirements ranging from .16 to .00157 inches in diameter (6 American Wire Gauge (“awg”) to 46 awg). Single end wire is capable of transmitting signals or electrical currents between two points and is used to transmit digital, video and audio signals or low voltage current in a variety of wire products used in motor controls, local area networks, security systems, television or telephone connections and water sprinkler systems. Single end wire is generally the least expensive form of wire to produce due to its simple configuration.

•	Stranded Wire. Stranded wire is comprised of a number of single end wires twisted together in a specific geometric pattern that preserves each individual wire’s relative position for the length of the wire. Stranded wire, like single end wire, transmits digital, video and audio signals or low voltage current. However, stranded wire is more flexible and capable of connecting multiple terminals allowing greater application. Stranded wire is generally used in products that connect peripherals to the personal computer (“PC”), connect the internal components of the PC, and control HVAC, security and other functions inside buildings. In addition, stranded wire is used in antilock braking systems, airbag systems, utility power distribution and circuit breakers.

•	Bunched Wire. Bunched wire is formed by twisting a number of single end wires in a random pattern. Bunched wire allows increased flexibility while maintaining conductivity. This type of wire is the primary wire used in appliance wire harnesses. In addition, bunched wire is commonly used for transmission of electrical current in lighting fixture cords, extension cords and power cords for portable, power hand tools.

•	Cabled Wire and Braided Wire. Cabled wire and braided wire are combinations of single, bunched or stranded wire twisted together in various patterns and thickness. These wires transmit electrical current and are typically used in mining, mass transportation, automotive, utility power distribution, cellular and digital towers and other industrial applications.

•	Shielding Wire. Shielding wire is comprised of varying numbers of single end wires that are wound together in parallel construction around a bobbin. Shielding wire does not transmit signals or voltage but rather shields the signal traveling through the core conductor from outside interference.

This type of wire is primarily used in data communication applications, telecommunications equipment, cable television equipment and security systems.

Insulated Wire Segment (39% of 2004 Consolidated Sales)
      Our sales of insulated wire products are primarily to independent wire harness fabricators for use in the automotive (approximately 70% of total 2004 insulated wire sales), appliance (approximately 29% of total 2004 insulated wire sales) and other industrial (approximately 1% of total 2004 insulated wire sales) markets. We divide our customers who manufacture wire harnesses into three broad groups:

•	Tier 1 suppliers to Ford Motor Company and Chrysler Corporation (General Motors Corporation (“GM”) continue to purchase the majority of their wire and wire harness products from Delphi Corporation, formerly a division of GM that has in-house wire and wire harness manufacturing capability);

•	suppliers to the North American facilities of Japanese automakers, which utilize “thin-wall” insulated wire that complies with Japanese Industrial Standards (“JIS”); and

•	suppliers to appliance OEMs.
      We manufacture a diverse array of insulated wire products including the following:

•	PVC Lead Wire and Cable. PVC lead wire and cable is copper wire that has been insulated with polyvinyl chloride (“PVC”). This product is used primarily in automotive wire harnesses located behind the instrument panel or in the vehicle body that control certain functions including turn signals and air bags.

•	JIS Wire. JIS wire is copper wire insulated with PVC that is produced according to Japanese Industrial Standards. The primary difference between domestic PVC wire and JIS wire is that JIS wire is manufactured to metric dimensions and generally has thinner insulation than products manufactured according to U.S. Society of Automotive Engineers Standards. JIS wire is used primarily in automotive wire harnesses located behind the instrument panel or in the vehicle body.

•	XLPE Insulated Wire. Cross-linked polyethylene (“XLPE”) wire is copper wire insulated with polyethylene that is subjected to heat and steam pressure (“cross-linking”) to make the wire resistant to high temperatures. This product’s primary application includes use in high temperature environments such as the engine compartment of vehicles and in electric ranges.

•	Appliance Wire. Appliance wire is copper wire primarily insulated with PVC and used in producing harnesses for a variety of appliances.
      We also manufacture high temperature wire, insulated with silicone, used primarily in electric ranges and niche applications such as resistance heaters, motor leads and lighting products.
Marketing
      We sell our products through a combination of direct (company employed) sales people, manufacturer’s representatives and distributors. Our sales organization is supported by an internal marketing staff and customer service groups. Collectively, these departments act as a bridge between our customers and our production and engineering staff. Our engineers work directly with customers in manufacturing the wire products to the customer’s exact specifications. In addition, engineers work closely with our production managers, quality supervisors and customer service representatives to ensure the timely delivery of quality products.
Key Customers
      We sell our products primarily to major appliance and automotive wire harness manufacturers and copper wire insulators who then sell to a diverse array of end users. For the year ended December 31, 2004 and 2003, we had significant sales to one customer, Yazaki Corp. and affiliates, which represented

14% and 12%, respectively, of our consolidated net sales from continuing operations. For the years ended December 31, 2002 and 2001, we had one customer, Lear Corporation, that exceeded 10% of our consolidated net sales. Sales to Lear Corporation represented 11% and 12% of our consolidated net sales for 2002 and 2001, respectively.
International Operations
      We currently have operations in Mexico, France, Italy and the Philippines. For the years ended December 31, 2004, 2003 and 2002, approximately 23.3%, 21.5%, and 15.4% of our consolidated net sales from continuing operations originated from these foreign operations. A portion of these sales were to Tier I automotive suppliers whose products were sold back into the United States. We have a manufacturing facility in Durango, Mexico, a manufacturing facility in Cebu, Philippines, a manufacturing facility in Vinovo, Italy and three facilities near Lyon, France. See Note 15 to our Consolidated Financial Statements included herein for further information about our international operations.
      We are subject to risks generally associated with international operations, including price and exchange controls and other restrictive actions. In addition, fluctuations in currency exchange rates may affect our results of operations. See “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” for further discussion about our foreign currency risk.
Raw Materials
      The principal raw material we use is copper, which is primarily purchased in the form of 5/16-inch rod from the major copper producers in North America, Europe and Asia. Copper rod prices are based on market prices, which are generally established by reference to the New York Mercantile Exchange, Inc. (“COMEX”) prices, plus a premium charged to convert copper cathode to copper rod and deliver it to the required location. As a world traded commodity copper prices have historically been subject to fluctuations. While fluctuations in the price of copper may directly affect the per unit prices of our products, these fluctuations have not had, nor are expected to have, a material impact on our profitability due to copper price pass-through arrangements that we have with its customers. These sales arrangements are based on similar variations of monthly copper price formulae. Use of these copper price formulas minimizes the differences between raw material copper costs charged to the cost of sales and the pass-through pricing charged to customers. These formulas for our insulated wire customers do not, however, include adjustments for the fluctuations in premiums charged to convert copper cathode to copper rod and deliver it to the required location. For the year ended 2004, the premium to convert copper cathode to copper rod increased by 16.0%. Beginning January 1, 2005, the premium to convert copper cathode to copper rod increased by another 19.9%. A severe increase in the price of copper could, however, negatively impact our short term liquidity because of the period of time between our purchase of copper at an increased price and the time at which we receive cash payments after selling end products to customers reflecting the increased price.
      Other major raw materials we consume include PVC compounds, XPLE compounds, silicon compounds, color concentrate, tin and other metals. We enter into long-term supply agreements on a wide variety of materials consumed. Supplies on all critical materials are currently adequate to meet our needs. The prices of a majority of these products are affected by world oil prices and world-wide supply and demand and have increased significantly in 2004. Our contracts with customers for insulated wire do not include adjustments for fluctuations in the price of oil or PVC compounds, XPLE compounds or silicone compounds. The price increases for PVC compounds, XPLE compounds, silicone compounds and tin were 24.6%, 21.4%, 19.3%, and 32.6%, respectively.
      We order material based on purchase orders received and accepted and seek to minimize the inventory of material not identified for specific orders. We work with our suppliers to develop just-in-time supply systems which reduce inventory carrying costs.

Manufacturing and Distribution
      We are committed to the highest quality standards for our products, a standard maintained in part by continuous improvements to our production processes and upgrades and investments to our manufacturing equipment. Our equipment can be adapted to satisfy the changing needs of our customers. We maintain advanced quality assurance and testing equipment to ensure the products we manufacture will consistently meet customer quality requirements. The following is a description of our manufacturing and distribution facilities and processes for our major product lines.

Bare Wire Products
      As of April 20, 2005, we had twelve facilities dedicated to the production and distribution of bare wire products. Six of these facilities are located in New York, two are in France, one in Indiana, one in Texas, one in Italy and one distribution facility is located in California. The manufacturing of bare wire consists of one or more of the following four processes: wire drawing; plating; bunching and stranding; and cabling.

•	Wire Drawing Process. Wire drawing is a multi-step process in which raw copper material, primarily 5/16-inch copper rod, is drawn through a series of dies of decreasing diameter.

•	Plating Process. After being drawn, our wire products may be plated through an electroplating process. We have the capability to plate copper wire with tin and other metals. Approximately 26% of our bare wire products are plated with tin. The plating process prevents the bare copper from oxidizing and also allows the wire to be soldered, which is an important quality in many electrical applications.

•	Bunching and Stranding Process. Bunching and stranding is the process of twisting together single strand wires to form a construction ranging from seven to over 200 strands. If the wire is bunched, the individual strands of wire are twisted together in a random pattern. Stranded wire is composed of a number of single end wires twisted together in a specific geometric pattern where each strand’s relative position is maintained throughout the length of the wire.

•	Cabling Process. Cabling is the process of twisting bunched wire to form a construction ranging from 49 to 47,000 strands.

Insulated Wire Products
      As of April 20, 2005, we had a total of seven manufacturing and distribution facilities used to produce and distribute insulated wire. Three of the manufacturing facilities are located in Texas, one is in Indiana, one in Mexico and one in the Philippines. The distribution facility is located in Texas. The production of insulated wire starts with bare wire (primarily manufactured internally) and involves insulating the wire products with various polymeric insulating compounds through an extrusion process. Extrusion involves the feeding, melting and pumping of insulating compounds through a die to shape it into its final form on the wire. In order to enhance the insulation properties of some products, certain polymeric compounds can be chemically cross-linked after the extrusion process. We have extensive chemical cross-linking capabilities.
Competition
      As a result of the diversity of our product offerings, we believe that no single competitor competes with us across the entire spectrum of our product lines. However, in each market served, we experience competition from at least one major competitor. We compete primarily on the basis of quality, reliability, price, reputation, customer service and delivery time. We believe we maintain a leading market share position in the non-captive U.S. market for each of our product lines. Several customers we serve have in-house or “captive” wire production facilities. However, these captive facilities do not compete with us for sales to other customers. We also sell our products to customers with captive production to meet needs in excess of their internal production capacity.

Backlog
      Due to the manner in which we process orders, we have no significant order backlog. We follow the industry practice of producing our products on an ongoing basis to meet customer demand without significant delay. Management believes the ability to supply orders in a timely fashion is a competitive factor in its market, and therefore, attempts to minimize order backlog to the extent practicable.
Patents and Trademarks
      We have no patents and five registered trademarks. We do not believe that our competitive position or its operations are dependent on any individual trademark or group of trademarks.
Employees
      As of April 20, 2005, we employed approximately 2,000 full time employees. We believe that we have a good relationship with our employees. None of our employees are represented by a union.
Seasonality
      We do not believe that our business is subject to significant seasonal fluctuations.
Environmental Matters
      We are subject to a number of federal, state, local and foreign environmental laws and regulations relating to the storage, handling, use, emission, discharge, release or disposal of materials into the environment and the investigation and remediation of contamination associated with such materials. These laws include, but are not limited to, the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Water Pollution Control Act, the Clean Air Act and the Resource Conservation and Recovery Act, the regulations promulgated thereunder, and any state analogs. Our operations also are governed by laws and regulations relating to employee health and safety. We believe that we are in material compliance with such applicable laws and regulations and that our existing environmental controls are adequate. Further, we have no current plans for substantial capital expenditures in this area.
      As is the case with most manufacturers, we could incur costs relating to environmental compliance, including remediation costs related to historical hazardous materials handling and disposal practices at certain facilities, although we do not believe that such costs would materially and adversely affect us. In the past, we have undertaken remedial activities to address on-site soil contamination caused by historic operations. None of these activities have resulted in any material liability. Currently, we are involved with investigation and remediation activities at our Rome, New York, and Bremen, Indiana, plants associated with historic underground storage tanks, which were abandoned prior to current regulatory requirements.
      We currently do not anticipate that compliance with environmental laws or regulations or the costs to remediate the sites discussed above will have a material adverse effect on us. As mentioned above, however, the risk of environmental liability and remediation costs is inherent in the nature of our business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future. In addition, it is possible that future developments (e.g., new regulations or stricter regulatory requirements) could cause us to incur material costs to comply with applicable environmental laws and regulations.

Properties
      We use owned or leased properties as manufacturing and distribution facilities, warehouses and offices throughout the United States, Mexico, France, Italy and the Philippines. Our principal executive offices are located in St. Louis, Missouri. All of our domestic owned properties are pledged to secure our indebtedness under our senior credit facility.
      Listed below are the principal manufacturing and distribution facilities we operated as of April 20, 2005:

	Square	Owned/
Location	Feet	Leased		Primary Products/End Use

BARE WIRE SEGMENT:
Camden, New York	408,000	Owned		Single end, bunched, stranded, cabled and electroplated wire
Williamstown, New York	183,000	Owned		Single end, bunched, stranded and cabled wire
Bremen, Indiana	153,000	Owned		Bunched Wire
Camden, New York	159,000	Leased	(1)	Single end, bunched, stranded and cabled wire
Jordan, New York	117,000	Leased	(1)	Single end, bunched, stranded, shielding and cabled wire
Rome, New York	107,000	Owned		Bunched, stranded, cabled and electroplated wire
Cazenovia, New York	54,000	Owned		Braided wire
Saint-Chamond, France	60,000	Owned		Specialty braids, rope and cable products
El Paso, Texas	100,000	Owned		Bunched wire
Saint-Chamond, France	30,000	Owned		Specialty braids, rope and cable products
Vinovo, Italy	25,000	Owned		Braided wire
La Mirada, California	19,000	Leased	(2)	Distribution

INSULATED WIRE SEGMENT:
Durango, Mexico	155,000	Owned		PVC, XPLE
Cebu, Philippines	135,000	Owned		PVC, XPLE
Avilla, Indiana	119,000	Owned		PVC, XPLE, silicones
El Paso, Texas	101,000	Owned		PVC, bare wire
El Paso, Texas	50,000	Owned		Bare wire
El Paso, Texas	29,000	Leased	(3)	XPLE
El Paso, Texas	88,000	Leased	(4)	Distribution

(1)	The leases on our Camden, New York and Jordan, New York facilities have remaining terms of approximately 7 years. During 1997, we purchased the notes that were collateralized by the Camden and Jordan properties from an unrelated creditor. We negotiated a payment schedule with the lessor which allows the lessor to retain title to the property until the termination of the lease, at which time we will have the option to purchase the properties for a nominal purchase price.

(2)	The lease expires April 30, 2006.

(3)	The lease expires in December 2007.

(4)	The lease expires in March 2007.

      We believe our property and equipment include state-of-the-art technology and are well maintained. We believe that our property and equipment are suitable for their present and intended purposes and adequate for our current level of operations and expected demand for our products.

Legal Proceedings
      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The Plan, was approved on August 25, 2004 and became effective on October 20, 2004.
      We are party to numerous lawsuits and have product liability claims made against us involving water inlet hoses previously assembled and supplied by one of our former subsidiaries to various OEMs and other distributors. We have legal obligations to defend and indemnify certain OEMs supplied with such products, and to Viasystems in connection with the sale of the aforementioned subsidiary as a part of the Wire Harness Sale (the “Hose Indemnification Agreements”). During the years prior to filing for bankruptcy, we entered into numerous settlement and release agreements, claim and litigation management agreements, claim resolution agreements, and related and/or similar agreements, whereby we and homeowner insurance providers settled prospective and/or historical product liability claims arising out of the alleged failure of such water inlet hoses (the “CRA and Settlement Agreements”). We have entered into CRA and Settlement Agreements with homeowner insurance providers with an aggregate market share of approximately 70% of the domestic homeowner insurance market.
      We have insurance coverage for a substantial portion of these product liability claims that arose prior to April 1, 2002. Following one excess insurance carrier’s decision to disclaim coverage for such hose claims in February 2002, we initiated an action in Illinois state court (the “State Court Action”) against that excess liability insurance carrier and other parties alleging, among other things, that the excess carrier was obligated to defend and indemnify and provide insurance coverage to us and various OEMs for claims for damages and defense costs related to water inlet hoses supplied by and through our former subsidiary pursuant to two $25 million excess insurance policies covering the one year periods from April 1, 2000 to April 1, 2002. In July 2003, judgment was entered in the State Court Action in our favor, which judgment was appealed by the insurance carrier. Following entry of the judgment, we and International Wire Holding Company sued the excess insurance carrier for damages arising out of such carrier’s wrongful denial of coverage. Thereafter, we and certain of our affiliates and the excess carrier entered into settlement negotiations and, in December 2003, reached an agreement whereby, among other things, the excess insurance carrier agreed to provide us and parties we had agreed to indemnify coverage and defense costs for the hose claims in accordance with the terms of the policies. In addition, pursuant to Hose Indemnification Agreements, certain OEMs whose indemnification claims are covered by such insurance coverage have agreed to provide limited financial contributions to fund a portion of the uninsured payments that we have made and will make pursuant to the CRA and Settlement Agreements. As a result of the foregoing, our exposure on account of such claims is diminished, and we estimate that any remaining uninsured liability for such claims will not have a material affect on our financial position or results of operations.
      In addition, we are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to our operations. We do not believe that such proceedings and actions would materially affect us.

MANAGEMENT
Executive Officers and Directors
      Set forth below are the names and positions of the directors and executive officers of our company as of April 20, 2005.

Name	Age	Position(s)

Joseph M. Fiamingo	55	Director; Chief Executive Officer
Rodney D. Kent	57	Director; President and Chief Operating Officer
Glenn J. Holler	57	Senior Vice President, Chief Financial Officer and Secretary
Donald F. DeKay	50	Vice President — Finance
Daris W. Foster	47	Vice President — Business Process Control
Mark Holdsworth	39	Chairman of the Board
William Lane Pennington	49	Vice-Chairman of the Board
Peter Blum	53	Director
David M. Gilchrist, Jr.	55	Director
Robert A. Hamwee	34	Director
Lowell W. Robinson	56	Director
John T. Walsh	65	Director
      Joseph M. Fiamingo is Chief Executive Officer of our company and has held such position since September 2003. Mr. Fiamingo formerly served as Chairman of our company from May 2000 through September 2003. Mr. Fiamingo also serves as a director of our company and has held such position since October 1996. He served as a director when we filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings. Mr. Fiamingo was President, Chief Operating Officer of LLS Corp. and a director from August 2000 to October 2002. LLS Corp. filed for voluntary petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code in January 2002. Previously, Mr. Fiamingo held the position of President and Chief Operating Officer of our company from September 1996, Vice President of Operations and Technology of our company from June 1996 and President and Chief Operating officer of Wirekraft from October 1995. Prior thereto, Mr. Fiamingo was employed by General Cable Corporation from 1972 to 1995 where he held various senior management level positions including President and Vice President and General Manager of several divisions of General Cable and most recently, Executive Vice President of Operations.
      Effective June 1, 2005, Mr. Fiamingo will be replaced as Chief Executive Officer by Mr. Rodney Kent. Mr. Fiamingo will remain our employee until on or about September 30, 2005.
      Rodney D. Kent is President and Chief Operating Officer of our company and has held such positions since May 2000. Effective June 1, 2005, Mr. Kent will assume the duties of Chief Executive Officer. Mr. Kent also serves as a director of our company. He served as a director when we filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings. Prior to being named as President and Chief Operating Officer, Mr. Kent served as President of our Bare Wire division since April 1995. Mr. Kent served as Assistant to the President of Omega from 1974 to 1983. Prior to joining Omega, Mr. Kent was employed with Flexo Wire from 1973 to 1974 and Camden Wire Company from 1970 to 1973. Mr. Kent also serves as director of Oneida Savings Bank and Chairman of the Board and director of Prime Materials Recovery, Inc.
      Glenn J. Holler was named Senior Vice President & Chief Financial Officer of our company in July 2001, and Secretary of our company in October 2004. He also served as Vice President — Finance from August 1996 through July 2001. Prior to joining our company, Mr. Holler was employed by Vigoro Industries, Inc. as Vice President, Finance from 1994 to 1996. From 1983 to 1994, Mr. Holler held several positions at Moog Automotive, Inc. including Vice President — Finance and Senior Vice President — Finance.
      Donald F. DeKay is Vice President — Finance of our company and has held such position since July 2001. Prior to being named Vice President — Finance of our company, Mr. DeKay served as Vice President — Finance of our Bare Wire division since April 1995. Mr. DeKay served as Vice President — Finance of Omega from 1988 to 1995 and Controller of Omega from 1983 to 1988. Prior to joining our company, Mr. DeKay was employed by Price Waterhouse from 1978 to 1983. Mr. DeKay also serves as director of Prime Materials Recovery, Inc.
      Daris W. Foster is Vice President — Business Process Control of the company and has held that position since January 2004. From October 2003 to January 2004, he was our Director of Supply Chain. Mr. Foster was Director Process Management of LLS Corp. from August 2000 to September 2003. He was our Director of Information Systems from April 1998 to August 2000.
      Mark Holdsworth has been Chairman of the Board of our company since March 24, 2005 and has been a director of our company since October 20, 2004. Mr. Holdsworth is a Managing Partner of Tennenbaum Capital Partners, LLC and is one of the firm’s founding members. Prior to joining the firm in 1996, Mr. Holdsworth was a Vice President, Corporate Finance, of US Bancorp Libra, a high-yield debt securities investment banking firm. He also has served as a generalist in Corporate Finance at Salomon Brothers Inc. Mr. Holdsworth is currently a director of Pemco Aviation Group, Inc. and Anacomp, Inc. He received a B.A. in Physics from Pomona College, a B.S. with honors in Engineering and Applied Science (concentration in Mechanical Engineering) from the California Institute of Technology, and an MBA from Harvard Business School.
      William Lane Pennington has been the Vice-Chairman of the Board of our company since March 28, 2005, and has been a director of our company since February 2003. He served as a director when we filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings. Mr. Pennington is the founder and President of Whiterock Affiliates LLC, a private investment and advisory firm. Mr. Pennington is the former President of Lennox Worldwide Heat Transfer and Lennox Asia Pacific Ltd., and Executive Vice President of Lennox International Inc. Mr. Pennington is also the former President of IMCO International, Inc. and the Executive Vice President of IMCO Recycling, Inc. Mr. Pennington also held several senior executive positions with Hilti International Corporation, a global manufacturer and direct sales company, including President of Hilti Asia Pacific Ltd. based in Hong Kong and as President of Hilti Ltd. in Toronto, Ontario. He previously served as a partner, a shareholder, and member of the board of directors of Holliman, Langholz, Runnels & Dorwart, a private law practice.
      Peter Blum has been a director of our company since October 20, 2004. Mr. Blum has served as the President of Blum Consulting, LLC since 2002. Prior to 2002, Mr. Blum was a Managing Principal of Towers Perrin. He was a consultant for the Wharton Center for Applied Research. In addition, he served as the Business Development Manager and Research and Development Manager for British Oxygen Company. Mr. Blum received B.S. and M.S. degrees in Metallurgy and Materials Science from Lehigh University, and an MBA from The Wharton School of the University of Pennsylvania.
      David M. Gilchrist, Jr. has been a director of our company since October 20, 2004. Mr. Gilchrist currently serves as the Chief Executive Officer of Jackson Products, Inc. Prior to joining Jackson Products, Inc. in 2003, Mr. Gilchrist was previously the President of VP Buildings and held such position from 1996 through 2003. Prior to joining VP Buildings, he also served as the President of Mid-South Industries and the Fusite Division of Emerson Electric. He also serves as an Outside Director of Projects Unlimited. Mr. Gilchrist received a B.S. in Mechanical Engineering from the U.S. Naval Academy and an MBA from St. Francis College.
      Robert A. Hamwee has been a director of our company since October 20, 2004 and served as Chairman of the Board from October 21, 2004 to March 24, 2005. Mr. Hamwee joined GSC Partners at its inception in 1994 and became a Managing Director in 2000. He currently manages the day-to-day activities of the controlled distressed debt securities group. Mr. Hamwee was previously with The Blackstone Group (a private investment and advisory firm) from 1992 to 1994, where he worked in the Merchant Banking Division. In addition, he worked on a wide range of assignments in the Mergers and Acquisitions and Restructuring Departments. Mr. Hamwee is chairman of the board for Axiohm Transaction Solutions, Inc. and Envirosource, Inc. and a director of RAM Holdings Limited, Scovill Fasteners, Inc., APW Ltd., Precision Partners, Inc., Viasystems Group, Inc. and Wright Line, LLC.
      Lowell W. Robinson has been a director of our company since October 20, 2004. Mr. Robinson has been President of LWR Advisors, which provides strategic and financial consulting services since 2004. From 2002-2004, he served as Special Counsel to the President of Polytechnic University and from 2002-2003, he was also Chairman of the Audit Committee and Special Independent Committee of the Board of Edison Schools. He served as the Senior Executive Vice President and Chief Financial Officer of HotJobs.com from 2000-2002. Previously, he held senior financial positions at ADVO Inc., Citigroup Inc. and Kraft Foods Inc. Mr. Robinson also serves on the board of directors of Independent Wireless One Corporation. Mr. Robinson has a B.A. in economics from the University of Wisconsin and a MBA from Harvard Business School.
      John T. Walsh has been a director of our company since October 20, 2004. Mr. Walsh served as the President and Chief Operating Officer of Columbian Chemicals Company, a wholly-owned subsidiary of Phelps Dodge Corporation, from 1996 through 2001. Mr. Walsh also held several senior executive positions with Columbian Chemicals Company prior to 1996. He received a B.S. in Chemistry from St. Bonaventure University, an M.S. in Organic Chemistry from Xavier University and an MBA (concentration in Marketing) from Fairleigh Dickenson University.
Board of Directors
      Our board of directors is divided into two classes. The initial term of the Class I directors will expire at the 2005 annual meeting of stockholders and the initial term of the Class II directors will expire at the 2006 annual meeting of stockholders. After the 2006 annual meeting of stockholders, all directors’ terms will expire one year after their election to the board of directors. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. Any additional directorships resulting from an increase in the number of directors will be distributed among the two classes so that, as nearly as possible, each class will consist of one-half of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes of control of our company.

Class	Expiration	Members

Class I	2005	Joseph M. Fiamingo
		Rodney Kent
		Peter Blum
		John T. Walsh
Class II	2006	David M. Gilchrist, Jr.
		Robert A. Hamwee
		Mark Holdsworth
		Lowell W. Robinson
		William Lane Pennington
      A majority of our directors meet the independence requirements of the listing standards of the NASDAQ Stock Market, including Peter Blum, John T. Walsh, David M. Gilchrist, Jr., Robert A. Hamwee, Mark Holdsworth and Lowell W. Robinson.

Committees of the Board of Directors

Audit Committee
      Our audit committee consists of Mr. Robinson, Mr. Gilchrist and Mr. Walsh. Mr. Robinson is the Chairman of the Audit Committee.

Compensation Committee
      Our compensation committee consists of Mr. Blum, Mr. Gilchrist and Mr. Hamwee. Mr. Blum is the Chairman of the Compensation Committee.
Executive Compensation
      The following table sets forth the cash and non-cash compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers of our company (the “Named Executive Officers”). Such compensation was paid by or on behalf of our during the years ended December 31, 2004, 2003 and 2002. The bonuses included in annual compensation include earned bonuses that were paid subsequent to year-end.
Summary Compensation Table

					Long-term
					Compensation

		Annual Compensation			Securities	All Other
					Underlying	Compensation
	Year	Salary ($)		Bonus ($)(1)	Options (#)	($)(2)

Joseph M. Fiamingo	2004	425,000		416,500	—	—
Chief Executive Officer(3)	2003	425,000		—	—	—
	2002	—		—	—	—
Rodney D. Kent	2004	402,155	(4)	342,706	—	157,944	(5)
President and	2003	253,738	(4)	—	—	—
Chief Operating Officer(6)	2002	280,909	(4)	—	—	—
Glenn J. Holler	2004	279,865		274,267	—	—
Senior Vice President and	2003	272,047		—	—	—
Chief Financial Officer	2002	270,400		—	—	—
Donald F. DeKay	2004	212,160		99,450	—	—
Vice President — Finance(6)	2003	205,200		—	—	—
	2002	200,200		—	—	—
Daris W. Foster	2004	180,000		56,250	—	—
Vice President —	2003	33,977		—	—	—
Business Process Control	2002	—		—	—	—

(1)	Amounts paid under the Key Employee Retention Plan. See “Retention Plans.”

(2)	We provide to certain executive officers, a car allowance, reimbursement for club memberships, insurance policies and certain other benefits. The aggregate incremental cost of these benefits to our company for each officer do not exceed the lesser of $60,000 or 10% of the total annual salary and bonus reported for each officer.

(3)	Joseph M. Fiamingo became our Chief Executive Officer on September 15, 2003 pursuant to his employment agreement.

(4)	Includes $52,455, $0, and $0 in annual deferred compensation earned by Mr. Kent in 2004, 2003, and 2002, respectively, pursuant to his employment agreement.

(5)	Represents (i) $46,467 in premiums paid in life insurance policies for the benefit of Mr. Kent in 2004, and (ii) $111,477 in annual interest accruals related to deferred compensation earned by Mr. Kent in 2004, pursuant to his employment agreement.

(6)	See “Certain Relationships and Related Transactions.”

Option Grants
      All of the options to purchase our common stock that were outstanding immediately prior to our emergence from bankruptcy were cancelled effective October 20, 2004, when we emerged from bankruptcy.
Options Granted Under 2004 Stock Option Plan
      Our 2004 Stock Option Plan was adopted pursuant to our Plan of Reorganization and authorizes the issuance of options to purchase 1,111,111 shares of our common stock. Eighty percent (80%) of the options, known as the “Tranche A Options,” are to be issued to our employees in accordance with the recommendations of our chief executive office, subject to the approval of the compensation committee of our board of directors. The Tranche A Options are to have an exercise price set at the average trading price of our common stock for the consecutive 90 day period commencing immediately following the effective date of the Plan of Reorganization. The Tranche A Options are to vest in 3 equal installments — on the effective date of the Plan of Reorganization, the second anniversary of the effective date of the Plan of Reorganization, and the third anniversary of the effective date of the Plan of Reorganization. The Trance A Options have not yet been granted.
      The remaining twenty percent (20%) of the options under the 2004 Stock Option Plan are available for future grants at the discretion of the compensation committee of our board of directors, subject to the terms and conditions as the compensation committee may determine at the time of the grant. As of April 20, 2005, we have granted 25,000 under our stock option plan.
      See “Benefit Plan — Stock Options Plan” for further information about our 2004 Stock Option Plan.
Employment Agreements
      Joseph M. Fiamingo Employment Agreement.
      Mr. Fiamingo entered into an amended and restated employment agreement with us and certain of our affiliates on September 15, 2003. Pursuant to such employment agreement, Mr. Fiamingo agreed to serve as our Chief Executive Officer through September 15, 2006. Mr. Fiamingo is required to devote all of his business time and attention to the transaction of our businesses as is reasonably necessary to discharge his responsibilities under the employment agreement. The employment agreement is extended automatically for one-year periods; provided that neither we nor Mr. Fiamingo elect to terminate the agreement.
      The compensation provided to Mr. Fiamingo under his employment agreement includes an annual base salary of not less than $425,000, subject to increase at the sole discretion of our board of directors, and certain other benefits for as long as the employment agreement is in force. Further, Mr. Fiamingo is entitled to an annual bonus in an amount to be determined at the sole discretion of our board of directors of up to sixty-five percent of his annual compensation.
      Mr. Fiamingo’s employment agreement also provides that if his employment is terminated due to disability or death, Mr. Fiamingo or his estate, heirs or beneficiaries, as applicable, will receive, in addition to any other benefits provided to him or them under any benefit plan, Mr. Fiamingo’s then current salary for a period of 12 months from Mr. Fiamingo’s termination. If Mr. Fiamingo’s employment is terminated by us without cause, or he elects to terminate his employment upon a change of control of the company, he will receive, in addition to any other benefits provided to him under any benefit plan, his then current basic compensation under the employment agreement for the longer of the period up to September 15, 2006 or 18 months.
      Rodney D. Kent Employment Agreement. Mr. Kent entered into an employment agreement with Omega on March 14, 1995. Pursuant to such employment agreement, as amended, Mr. Kent serves as our President and Chief Operating Officer. Mr. Kent is required to devote substantially all of his business time and attention to the performance of his duties under the employment agreement. The employment agreement is extended automatically for one-year periods; provided that neither we nor Mr. Kent elect to terminate the agreement.
      The compensation provided to Mr. Kent under his employment agreement includes an annual base salary of not less than $349,700, subject to increase at the sole discretion of our board of directors, and certain other benefits for as long as the employment agreement is in force. Further, Mr. Kent is entitled to an annual bonus in an amount to be determined at the sole discretion of the Chairman of our board of directors of up to sixty-five percent of his annual base salary.
      Mr. Kent’s employment agreement also provides that if Mr. Kent’s employment is terminated by us without cause or due to disability or death, Mr. Kent or his estate, heirs or beneficiaries, as applicable, will receive, in addition to any other benefits provided him or them under any benefit plan, Mr. Kent’s then current salary for a period of 24 months from Mr. Kent’s termination without cause or his disability or death. In the event that Mr. Kent terminates his employment and receives a bone fide offer of employment from one of our competitors, Mr. Kent will receive, in addition to any other benefits provided under any benefit plan, Mr. Kent’s then current salary for a period of 24 months from such termination, but only in the event that we elect to enforce certain non-competition provisions of the employment agreement.
      Glenn J. Holler Employment Agreement. Mr. Glenn J. Holler entered into an employment agreement with us on July 16, 2001. Pursuant to such employment agreement, Mr. Holler is required to devote all of his business time and attention to the transaction of our business as is reasonably necessary to discharge his duties under the employment agreement. The employment agreement is extended automatically for successive two year periods; provided that neither we nor Mr. Holler elect to terminate the agreement.
      The compensation provided to Mr. Holler under his employment agreement includes an annual base salary of not less than $270,400, subject to adjustment at the sole direction of our chief executive officer, and such benefits as are customarily accorded our executives for as long as the employment agreement is in force. In addition, Mr. Holler is entitled to an annual bonus in an amount to be determined by our chief executive officer of up to fifty percent of his base compensation.
      Mr. Holler’s employment agreement also provides that if Mr. Holler’s employment is terminated without cause, Mr. Holler will continue to receive his then current salary for eighteen months. In addition, Mr. Holler’s employment agreement provides that if Mr. Holler is terminated due to death or disability, Mr. Holler’s estate, heirs, or beneficiaries, as applicable, will receive, in addition to any other benefits provided under any benefit plan, his then current salary for a period of twelve months from the date of termination.
Compensation Committee Interlocks and Insider Participation
      Prior to October 20, 2004, compensation decisions were made by the entire board of directors. Joseph M. Fiamingo and Rodney D. Kent served as both executive officers and directors during 2003 and 2004. Subsequent to October 20, 2004, compensation decisions have been and will be made by the Compensation Committee. See “Board of Directors — Compensation Committee.” None of our executive officers serve on the Compensation Committee.
Compensation of Directors
      Directors who are officers, employees or otherwise an affiliate of our company receive no compensation for their services as directors. Each of our directors who is not also an officer, employee or an affiliate of our company (an “Outside Director”) will receive an annual cash retainer of $30,000. Additionally, each of our directors will receive fees in the amount of $1,000 for each board meeting and committee meeting they attend in person and $500 for telephonic participation. Directors will also receive annual cash retainers for committee positions in the following amounts: Audit Committee Chairman ($7,500), Audit Committee member ($3,000), Compensation Committee Chairman ($3,500) and

Compensation Committee member ($2,500). All directors will be granted 3,300 options to purchase our common stock for each year served on the board. Our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.
      In addition to fees received as a director of the company, William Lane Pennington receives compensation on an annualized basis of $150,000, options to acquire 25,000 shares of our common stock, and company-provided medical and other insurance benefits for his services as Vice-Chairman of the Board. Mr. Pennington provides, among other things, assistance with strategic planning, corporate governance and communications. Mr. Pennington’s term expires December 31, 2005.
Benefit Plans

Stock Option Plan
      Our 2004 Stock Option Plan provides for the award of incentive stock options and nonqualified stock options. Subject to adjustment in the event of certain corporate transactions or events, a maximum of 1,111,111 shares of our common stock is issuable under the plan. As of April 20, 2005, we have granted 25,000 options under our 2004 Stock Option Plan. See “Options Granted Under 2004 Stock Option Plan” for further information. Options issued under the plan that expire, are forfeited or otherwise terminate will again be available for grant under the plan. The plan is administered by the compensation committee of our board of directors.
      Generally, each option granted under the plan is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each incentive stock option is required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant. This minimum exercise price provision is increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.
      The plan provides for payment of the exercise price of options in the form of cash or, subject to the discretion of the compensation committee of our board of directors, by delivery of shares of our common stock.
      Incentive stock options may be granted only to our employees and the employees of our subsidiaries. Nonqualified stock options may be granted to employees, or other persons providing services for us or our subsidiaries.

Retention Plans
      Our Key Employee Retention Plan was designed to encourage key employees to remain with us and our domestic subsidiaries by providing them with stay bonuses if they remain with us and our domestic subsidiaries on specific dates. The Key Employee Retention Plan also provided for incentive payments to certain senior executives if our company achieved certain finance performance targets and established of a discretionary bonus pool for employees not otherwise eligible for the stay bonuses or incentive payments. The Key Employee Retention Plan provided additional compensation of up to $2,794,500 for sixteen employees who were identified as key to our business or restructuring efforts, and an additional $250,000 discretionary bonus pool to provide the chief executive officer of our company with the flexibility to reward other key personnel as appropriate. The financial targets under the plan were satisfied and the plan has been fully paid out. For the year 2004, total compensation of $2,185,093 was earned under the Key Employee Retention Plan, out of which Messrs. Joseph Fiamingo, Rodney Kent, Glenn Holler, Donald DeKay and Daris Foster earned $416,500, $342,706, $274,267, $99,450, and $56,250, respectively. For the year 2005, total compensation of $691,135 was earned under the Key Employee Retention Plan, out of which Messrs. Joseph Fiamingo, Rodney Kent, Glenn Holler, Donald DeKay and Daris Foster earned $178,500, $146,874, $117,543, $59,670, and $33,750, respectively.

      In addition to our Key Employee Retention Plan, we adopted an Insulated Wire Division Retention Plan during the process of evaluation of strategic alternatives for the insulated wire division to encourage the retention of key division employees and St. Louis executive office employees. The Insulated Wire Division Retention Plan provides for retention bonuses of a total of up to $1,881,735 for twenty one employees, out of which Messrs. Joseph Fiamingo, Glenn Holler, and Daris Foster are eligible for bonuses of up to $700,000, $300,000, and $150,000, respectively. In addition to being eligible for a retention bonus, Mr. Joseph Fiamingo is also eligible for a transaction bonus depending on the amount of net proceeds received with any sale of the insulated wire division if Mr. Fiamingo is employed by us at the time of the consummation of such sale. Mr. Fiamingo has agreed to continue in his employment with us through September 30, 2005, but will be succeeded as chief executive officer by Mr. Kent on June 1, 2005. As of April 20, 2005, $249,728 has been paid under the Insulated Wire Division Retention Plan.

SECURITIES OWNERSHIP
Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of April 20, 2005 for:

•	each person who we know owns more than 5% of our common stock;

•	each of our directors;

•	each Named Executive Officer; and

•	all directors and Named Executive Officers as a group.
      Unless otherwise indicated, the principal address of each of the stockholders below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. Percentage of beneficial ownership is based upon 10,000,002 shares of common stock, outstanding as of April 20, 2004. The 10,000,002 shares of common stock does not include an aggregate of 1,111,111 shares of common stock to be issued under the 2004 Stock Option Plan.

	Shares Beneficially Owned

	Number of Shares	Percent of
Name	of Common Stock	Common Stock

5% Stockholders
Tennenbaum Capital Partners, LLC; Tennenbaum & Co., LLC and Michael E. Tennenbaum(1)	2,772,490	27.72%
2951 28th Street
Suite 1000
Santa Monica, CA 90405
GSC Recovery II, L.P. and GSC Recovery IIA, L.P., et al.(2)	1,685,652	16.86%
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
James D. Bennett(3)	1,073,448	10.7%
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901
Lampe, Conway & Co.(4)	746,523	7.5%
Steven G. Lampe
Richard F. Conway
680 Fifth Avenue Suite 1202
New York, New York 10019
Apollo Distressed Investment Fund (QP), L.P. and Apollo Distressed Investment Offshore Fund, Ltd(5)	616,451	6.1%
c/o Apollo DIF Management, LP
Two Manhattanville Road
Purchase, New York 10577
Directors and Executive Officers
Joseph M. Fiamingo	-0-	*
Rodney D. Kent	19,651	0.20%
Glenn J. Holler	-0-	*
Donald F. DeKay	1,966	0.02%

Shares Beneficially Owned

	Number of Shares	Percent of
Name	of Common Stock	Common Stock

Daris W. Foster	-0-	*
Peter Blum	-0-	*
David M. Gilchrist, Jr.	-0-	*
Robert A. Hamwee(2)	1,685,652	16.86%
Mark Holdsworth(6)	-0-	*
Lowell W. Robinson	-0-	*
John T. Walsh	-0-	*
William L. Pennington(7)	-0-	*
All executive officers and directors as a group (12 persons)	1,707,269	17.07%

*	Less than one percent.

(1)	Includes 637,171 shares owned of record by Special Value Opportunities Fund, LLC (“SVOF”) and 2,135,319 shares owned of record by Special Value Absolute Return Fund, LLC (“SVAR”).

The managing member of SVAR is SVAR/MM, LLC (“SVAR/MM”). The managing member of SVAR/MM is Tennenbaum Capital Partners, LLC (“TCP”). The managing member of TCP is TCO. The managing member of TCO is Michael E. Tennenbaum. TCP is the investment advisor to SVAR. TCP, SVAR/MM, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVAR. TCP is the investment advisor to SVOF. TCP, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVOF.

(2)	Includes 685,734 shares of our common stock held by GSC Recovery II, L.P. representing 6.85% of the outstanding common stock and 999,918 shares of our common stock held by GSC Recovery IIA, L.P. representing 9.99% of the outstanding common stock. GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RII, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P.

GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RIIA, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P.

Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, and Andrew Wagner are the executive officers and stockholders of GSCP (NJ), Inc. and the Limited Partners of GSCP (NJ), L.P.

By virtue each of the above entity’s and individual’s relationship with GSC Recovery II L.P. and GSC Recovery IIA, L.P. , each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of our common stock owned by GSC Recovery II L.P. and GSC Recovery IIA, L.P. Each of the above entities and individuals disclaims beneficial ownership of our common stock except to the extent of each entity’s and individual’s pecuniary interest in our common stock.

(3)	As reported in the Form 13G filed by James D. Bennett, Bennett Restructuring Fund, L.P. (“BRF”), Bennett Restructuring Fund, II, L.P. (“BRF II”), Bennett Offshore Restructuring Fund, Inc. (“BORF”), Restructuring Capital Associates, L.P. (“RCA”) and Barclays Global Investors Distressed Specialist Fund I (“BGID” and collectively with James D. Bennett, BRF, BRF II, BORF and RCA, the “Bennett Persons”) on November 19, 2004. As reported in the Form 13G, each of the Bennett Persons beneficially owns the following: (i) James D. Bennett beneficially owns 1,073,448 shares of our common stock representing 10.7% of the outstanding common stock and has shared voting and investment power with respect to such shares, (ii) BRF beneficially owns 454,671 shares of our common stock representing 4.5% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iii) BRF II beneficially owns 197,215 shares of our common stock representing 2.0% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iv) BORF beneficially owns 340,225 shares of our common stock representing 3.4% of the outstanding common stock and has shared voting and investment power with respect to such shares, (v) RCA beneficially owns 733,223 shares of our common stock representing 7.3% of the outstanding common stock and has shared voting and investment power with respect to such shares, and (vi) BGID beneficially owns 81,337 shares of our common stock representing 0.8% of the outstanding common stock and has shared voting and investment power with respect to such shares.

(4)	As reported in the Form 13G filed by LC Capital Master Fund, Ltd. (“LC Capital”), Lampe, Conway & Co., LLC (“Lampe Conway”), Steven G. Lampe and Richard F. Conway (together with LC Capital, Lampe Conway and Steven G. Lampe, the “Lampe Conway Persons”) on November 1, 2004. As reported in the Form 13G, each of the Lampe Conway Persons beneficially owns the following: (i) LC Capital beneficially owns 694,775 shares of our common stock representing 6.9% of the outstanding common stock and has shared voting and investment power with respect to such shares, (ii) Lampe Conway beneficially owns 746,523 shares of our common stock representing 7.5% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iii) Steven G. Lampe beneficially owns 746,523 shares of our common stock representing 7.5% of the outstanding common stock and has shared voting and investment power with respect to such shares, and (iv) Richard F. Conway beneficially owns 746,523 shares of our common stock representing 7.5% of the outstanding common stock and has shared voting and investment power with respect to such shares.

(5)	As reported in the Form 13G filed by Apollo Distressed Investment Fund (QP), L.P. (“AP DIF (QP)”), Apollo Distressed Investment Offshore Fund, Ltd (“AP Offshore”), Apollo DIF Advisors, LP (“Advisors”) and Apollo DIF Management, LP (“Management”) on February 14, 2005. As reported on Form 13G, (i) AP DIF (QP) beneficially owns 223,361 shares of our common stock representing 2.2% of the outstanding common stock and has shared voting and investment power with respect to such shares, (ii) AP Offshore beneficially owns 393,090 shares of our common stock representing 3.9% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iii) Advisors beneficially owns 616,451 shares of our common stock representing 6.1% of the outstanding common stock and has shared voting and investment power with respect to such shares, and (iv) Management beneficially owns 616,451 shares of our common stock representing 6.1% of the outstanding common stock and has shared voting and investment power with respect to such shares.

Advisors serves as the general partner and Management serves as the manager of each of AP DIF (QP) and AP Offshore. Advisors, Management, Apollo DIF Capital Management, LLC, which is the general partner of Advisors, AIF DIF Management GP, LLC, which is the general partner of Management, and Messrs. Leon Black and John Hannan, the executive officers and directors of Apollo DIF Capital Management, LLC, AIF DIF Management GP, LLC and their respective members, disclaim beneficial ownership of all shares of our common stock in excess of their pecuniary interest, if any.

(6)	Does not include shares beneficially owned by TCP as described in footnote (1) above. Mr. Holdsworth is a managing partner of TCP.

(7)	Mr. Pennington has been granted 25,000 options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Relationship with Viasystems Group, Inc.
      On March 29, 2000, we sold our wire harness business to Viasystems for $210.8 million in cash. Prior to our Chapter 11 filing, both we and Viasystems were commonly controlled by affiliates of Hicks Muse.
      In connection with the Wire Harness Sale, we entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through 2005, which is a continuation of existing practice. In connection with such sale, we agreed to indemnify Viasystems for certain product liability claims, as described in the purchase agreement (see Note 16 to the Company’s Consolidated Financial Statements). As of and for the year ended December 31, 2004, we had sales to Viasystems of $41.4 million and outstanding receivables related to those sales of $6.5 million. Affiliates of GSCP (NJ), Inc. have an ownership interest in Viasystems. Robert A. Hamwee, a director of our company, also serves on the board of directors of Viasystems and is a stockholder and executive officer of GSCP (NJ), Inc. By virtue of Mr. Hamwee’s relationship with GSCP (NJ), Inc., he may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of common stock of Viasystems owned by affiliates of GSCP (NJ), Inc. Mr. Hamwee disclaims beneficial ownership of Viasystem’s common stock except to the extent of his pecuniary interest in Viasystem’s common stock.
Relationship with Rodney D. Kent and Donald F. DeKay
      In September 2002, we began selling a portion of our production scrap to Prime Materials Recovery, Inc. (“Prime”). Prime is a closely held company and its majority shareholder, chairman and a director is the President and Chief Operating Officer of our company. In addition, the Vice President of Finance of our company holds a minority ownership interest and is a director of Prime. Sales to Prime for the combined year ended December 31, 2004 were $13.2 million and the amount due from Prime as of December 31, 2004 was $0.3 million. Sales to Prime were made at prices and terms comparable to those of other companies in the industry.
Relationship with William Lane Pennington
      On November 15, 2004, we entered into a Consulting Agreement with Whiterock Affiliates, LLC. Mr. Pennington is the founder and President of Whiterock Affiliates, LLC. Pursuant to the Consulting Agreement, Whiterock Affiliates, LLC provided services between November 15, 2004 and March 1, 2005 to assist us in developing our 5-year strategic plan. In connection with those services, Whiterock Affiliates, LLC was paid $50,000 plus expenses.
Relationship with Hicks Muse

Monitoring and Oversight Agreement
      Pursuant to the terms of the terminated ten-year Monitoring and Oversight Agreement, as amended (the “M&O Agreement”) that we entered into on June 12, 1995 with International Wire Holding Company (“Holding”) and Hicks, Muse & Co. Partners, L.P. (“Hicks Muse Partners”), a limited partnership of which the sole general partner is HM Partners Inc., a corporation affiliated with Hicks Muse, we paid an annual fee of $0.5 million for oversight and monitoring services. The annual fee was adjustable at the end of each fiscal year to an amount equal to 0.1% of our consolidated net sales, but in no event less than $0.5 million, pursuant to the M&O Agreement, in the event we failed to achieve certain minimum EBITDA targets, such fees were not required to be paid in cash but accrued. Hicks Muse Partners was also entitled to receive a fee equal to 1.5% of the transaction value for each add-on transaction in which we were involved. Pursuant to the M&O Agreement, Hicks Muse Partners received fees in the amounts of $500,000 and $500,000, respectively, in fiscal 2003 and 2002, and no fees were paid in fiscal 2004.

      Jack D. Furst, formerly a director of our company, is a principal of Hicks Muse Partners. In addition, we have agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners in connection with the M&O Agreement.
      The M&O Agreement made available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that were provided by Hicks Muse Partners could not otherwise have been obtained by us and Holding without the addition of personnel or the engagement of outside professional advisors. In management’s opinion, the fees provided for under this agreement reasonably reflected the benefits received by us.
      In connection with the Plan, the M&O Agreement was terminated as of the Effective Date; however, the indemnification obligations relating to any matter predating the Effective Date remain in effect.
Relationship with Significant Shareholders

Registration Rights Agreement
      The selling security holders are party to the amended and restated registration rights agreement entered into on November 23, 2004. A registration rights holder is a holder of an allowed subordinated notes claim (i) receiving a distribution pursuant to the Plan of ten (10%) percent or greater of the our common stock, (ii) that we reasonably determine is an underwriter pursuant to section 1145 of the Bankruptcy Code with respect to our common stock or the Notes that such holder received pursuant to the Plan, (iii) that we reasonably determine is subject to resale restrictions on our common stock that such holder received pursuant to the Plan by operation of Rule 144 of the Securities Act of 1933, or (iv) that we agree shall be a Registration Rights Holder.
      The registration rights agreement contains customary terms and conditions, including:

•	shelf registration rights with respect to our common stock;

•	demand registration rights with respect to both our common stock and the Notes; and

•	piggyback registration rights with respect to both our common stock and the Notes.
      We will pay all customary costs and expenses associated with this and each other registration, including for each registration statement prepared, the reasonable fees and expenses of one law firm for the registration rights holders selected by registration rights holders holding at least a majority in aggregate principal amount or number, as the case may be, of our outstanding common stock and/or notes covered by such registration; provided, however,that such law firm representing the registration rights holders will be approved by us, such approval not to be unreasonably withheld or delayed. Registration rights holders will pay underwriting discounts, commissions, and applicable transfer taxes, if any, on any shares sold by such holders.
      Each registration rights holder will be entitled to assign, in whole or in part, its rights under the registration rights agreement to any transferee or assignee of a registration rights holder’s common stock not sold to the public; provided, however, that we are given written notice by such registration rights holder prior to such transfer, stating the name and address of such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and we give prior written consent to such transfer, which consent shall not be unreasonably withheld or delayed.

      Any registration rights holder will be entitled to withdraw from the registration rights agreement immediately upon notice to us and the other registration rights holders party to the registration rights agreement.
      GSCP (NJ), Inc., an affiliate of GSC Recovery II, L.P. and GSC Recovery IIA, L.P., is a party to the registration rights agreement. Robert A. Hamwee, a stockholder and executive officer of GSCP (NJ), Inc., is a director of our Company.

SELLING SECURITY HOLDERS
      All of the securities covered by this prospectus are being offered by the selling security holders listed in the table below. No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table below.
      The selling security holders may offer and sell, from time to time, any or all of their securities. Because the selling security holders may offer all or only some portion of the securities listed below, we cannot provide any estimate as to the amount or percentage of these securities that will be held by the selling security holders upon termination of the offering.
      The following table lists:

•	the name of each selling security holder;

•	the amount of each type of offered security beneficially owned by that selling security holder before the offering; and

•	the amount of securities being offered for sale by that selling security holder.

•	the percentage of securities that the selling security holder would have remaining if all the stock offered was sold

      We obtained the information in the following table from the selling security holders. This information is as of April 20, 2005.

	Number	Number	Percentage
	of Shares	of Shares	of Common
	of Common	of Common	Stock if all
	Stock	Stock	Stock Offered
Name of Selling Security Holder	Owned	Offered	are Sold

GSC Recovery II, L.P.(1)	685,734	685,734	0%
GSC Recovery IIA, L.P.(1)	999,918	999,918	0%
Special Value Opportunities Fund, LLC(2)	637,171	637,171	0%
Special Value Absolute Return Fund, LLC(2)	2,135,319	2,135,319	0%

(1)	GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RII, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P.

GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RIIA, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, and Andrew Wagner are the executive officers and stockholders of GSCP (NJ), Inc. and the Limited Partners of GSCP (NJ), L.P.

By virtue each of the above entity’s and individual’s relationship with GSC Recovery II L.P. and GSC Recovery IIA, L.P. , each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the securities owned by GSC Recovery II L.P. and GSC Recovery IIA, L.P. Each of the above entities and individuals disclaims beneficial ownership of such securities except to the extent of each entity’s and individual’s pecuniary interest in such securities.

In addition, Robert Hamwee is a Managing Partner of GSC Partners. He is also a director of our company.

See “Certain Relationships and Related Transactions — Relationship with Viasystems Group, Inc.” and “Relationship with Significant Shareholders.”

(2)	The managing member of Special Value Absolute Return Fund, LLC (“SVAR”) is SVAR/MM, LLC (“SVAR/MM”). The managing member of SVAR/MM is Tennenbaum Capital Partners,

LLC (“TCP”). The managing member of TCP is TCO. The managing member of TCO is Michael E. Tennenbaum. TCP is the investment advisor to SVAR. TCP, SVAR/MM, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVAR. TCP is the investment advisor to SVOF. TCP, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by Special Value Opportunities Fund, LLC (“SVOF”).

Mark Holdsworth, a Managing Partner of Tennenbaum Capital Partners, LLC, is Chairman of the Board of our company.

See “Relationship with Significant Shareholders.”

DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue 20 million shares of common stock, $0.01 par value. The following summary of the rights of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part and by the provisions of Delaware law.
Common Stock
      As of April 20, 2005, there were 10,000,002 shares of common stock outstanding. The holders of outstanding shares of common stock are entitled to the following rights:

•	to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine;

•	one vote for each share held on all matters submitted to a vote of stockholders; and

•	upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities.
      Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is duly and validly issued, fully paid and nonassessable.
Options to Purchase Common Stock
      As of April 20, 2005, we have granted 25,000 options under our 2004 Stock Option Plan. See “Management — Benefit Plan — Stock Options Plan” and “Management — Options Granted Under 2004 Stock Option Plan” for further information.
Registration Rights
      We entered into a registration rights agreement with the selling security holders on October 20, 2004. See “Certain Relationships and Related Transactions” for a summary of the terms of the registration rights agreement.
Certain Charter and Bylaw Provisions
      Our amended and restated certificate of incorporation includes provisions that divide the board of directors into two classes. The initial term of the Class I directors will expire at the 2005 annual meeting of stockholders and the initial term of the Class II directors will expire at the 2006 annual meeting of stockholders. After the 2006 annual meeting of stockholders, all directors’ terms will expire one year after their election to the board of directors.
      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types transactions that may involve an actual or threatened change of control of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

      Our amended and restated bylaws have limitations as to who may call a special meeting of stockholders. A special meeting of the stockholders may be called by the board of directors pursuant to a resolution adopted by three of the members of the board of directors, by the Chairman of the Board, by the President or by any holder or holders of at least 25% of the outstanding shares of capital stock of our company entitled to vote at such meeting.
Anti-Takeover Delaware Law Provision
      If our common stock becomes listed on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market, or if our common stock is held of record by more than 2,000 stockholders, we will become subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
      The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Indemnification of Directors and Officers
      Our amended and restated certificate of incorporation provides a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in our right or otherwise, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the Delaware General Corporation Law, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, certain taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. Our amended and restated certificate of incorporation also provides for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law.
Transfer Agent and Registrar
      The transfer agent and registrar for the common stock is Computershare Trust Company, Inc.

DESCRIPTION OF INDEBTEDNESS
Senior Credit Facility
      Concurrently with the consummation of our reorganization, we and our domestic subsidiaries entered into (1) a credit agreement among Congress Financial Corporation (Central), as administrative agent, and the several banks and financial institutions parties thereto, which provides for a five year senior revolving credit facility in an amount of up to $110.0 million (including, as a sub-facility of the revolving credit facility, a $25 million letter of credit facility), and (2) a credit agreement among Silver Point Finance LLC, as administrative agent, and the several banks and financial institutions parties thereto, which provides for a $30.0 million five year senior term loan facility.
      The following is a summary description of the principal terms and conditions of our senior credit facilities, as currently in effect. The description is not intended to be exhaustive and is qualified in its entirety by reference to the provisions of the definitive agreement. We sometimes refer to the revolving credit facility and the term loan collectively in this prospectus as our “credit facility.”
Revolving Credit Facility and Term Loan
      The credit facility currently provides for a revolving credit facility of up to $110.0 million (with a letter of credit sub-facility of $25 million) tied to a borrowing base, which is calculated by reference to, among other things, eligible accounts, eligible inventory and eligible real property and equipment, and a term loan in the amount of $30.0 million. As of December 31, 2004, $67.9 million is outstanding under our revolving credit facility, including $7.6 million of letters of credit, and the amount outstanding under the term loan facility is $30.0 million.
Interest Rates and Fees
      We may choose to pay interest on advances under the credit facility at either a eurodollar rate or a base rate plus the following applicable margin: (1) for base rate term loan advances, 3.50% per annum; (2) for eurodollar rate term loan advances, 6.00% per annum; (3) for base rate revolving credit facility advances, 0.25% to 1.00% per annum, depending on the borrowing base component to which such revolving credit facility advances relate and subject to adjustment in accordance with a pricing grid based on excess availability, (4) for eurodollar rate revolving credit facility advances, 2.00% to 2.75% per annum, depending on the borrowing base component to which such revolving credit facility advances relate and subject to adjustment in accordance with a pricing grid based on excess availability, and (5) for letters of credit, 1.50% to 2.00% per annum, subject to adjustment in accordance with a pricing grid based on excess availability. The default rate is 2.00% above the rate otherwise applicable. We also have an annual commitment fee of 0.25% on the unused balance of our revolving credit facility and a letter of credit fee equal to 0.125% plus the applicable margin in respect of letters of credit.
Security and Guarantees
      Our domestic subsidiaries are the primary parties to the credit facility. We (International Wire Group, Inc.) have guaranteed their obligations under the credit facility. The collateral for our senior credit facility includes all or substantially all of our domestic subsidiaries assets and all or substantially all of our assets. The term loans, and the liens and guarantees in respect thereof, are junior to the revolving credit facility, and the liens and guarantees in respect thereof.
Covenants
      Our credit facility require us to observe conditions, affirmative covenants and negative covenants (including financial covenants), including the following financial covenants tested only under certain circumstances; (1) minimum availability under the revolving credit facility, and (2) maximum total leverage.

Maturity
      Our revolving credit facility commitment expires on October 20, 2009. The term B loan is required to be repaid in full at maturity on October 20, 2009.
Optional Prepayments
      We may prepay the loans or reduce the commitments under our credit facility in a minimum amount of $5.0 million and additional integral amounts in multiples of $1.0 million in respect of the revolving credit facility and in a minimum principal amount of $1.0 million and integral multiples of $100,000 in respect of the term loan facility. The term loan facility may not be voluntarily prepaid prior to October 20, 2005. The commitments under the revolving credit facility may not be reduced by more than $10.0 million in any twelve-month period.
Mandatory Prepayments
      We must prepay the loans and reduce the commitments under the revolving credit facility by the following amounts (subject to certain exceptions):

•	an amount equal to 100% of the net proceeds of any incurrence of indebtedness by us or any of our subsidiaries;

•	an amount equal to 100% of the net proceeds of any non-ordinary course sale or other disposition by us or any of our subsidiaries of any assets, except for certain customary exceptions.
      The lenders under our credit facility will apply each mandatory prepayment to any outstanding borrowings under the loans in accordance with the terms of an intercreditor agreement among the lenders to the revolving credit facility and the term loan.
10% Secured Senior Subordinated Notes due 2011
Brief Description
      The Notes are:

•	senior subordinated obligations of our company;

•	senior in right of payment to any of our future subordinated obligations;

•	guaranteed by our domestic subsidiaries; and

•	secured by a third-priority lien on all or substantially all of our and our domestic subsidiaries assets, including 65% of the capital stock of, or other equity interests in, our foreign subsidiaries.
Principal, Maturity and Interest
      We issued the Notes pursuant to our plan of reorganization on October 20, 2004 in aggregate principal amount of $75 million. The Notes will mature on October 15, 2011.
      Interest on the Notes will accrue at the rate of 10% per annum and will be payable semiannually in arrears on October 15 and April 15, commencing on April 15, 2005. Interest on overdue principal accrues at 2% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.
Optional Redemption
      Except as set forth below, we will not be entitled to redeem the Notes at our option prior to October 15, 2007. At any time after October 15, 2007, we may at our option redeem all or part of the Notes at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date if redeemed during the twelve month period beginning on October 15 of the years indicated below:

Redemption
Period	Price

2007	105.00%
2008	102.50%
2009	101.25%
2010 and thereafter	100.00%
      Notwithstanding the foregoing, at any time after the issue date, on or prior to October 15, 2007:

•	we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date with net cash proceeds at one or more underwritten public offerings of our common stock;

•	if we or any of our restricted consummate an asset disposition pursuant to which the net available cash exceeds $25.0 million, we will have the option to redeem up to the maximum principal amount of the Notes that may be purchased out of such net available cash at any offer price in cash in an amount equal to 110% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date fixed for redemption; provided that the redemption occurs within 90 days after the date of the closing of the asset disposition.
Our ability to redeem the Notes is also subject to restrictions in our senior credit facility.
      We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, upon a change of control of our company, we may be required to offer to purchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date fixed for the closing of such offer to purchase.
      The indenture governing the notes contains restrictive covenants which, among other things, limit our ability and some of our subsidiaries to (subject to exceptions):
      • incur additional debt;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	restrict dividends or other payments;

•	transfer of sell assets;

•	engage in transitions with affiliates;

•	create certain liens;

•	engage in sale/leaseback transactions;

•	impair the collateral for the Notes;

•	make investments;

•	guarantee debt;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	engage in unrelated businesses.
      Upon the occurrence of events of default specified in the indenture, the trustee for the Notes or the holders of at least 25% of the principal amount of the outstanding Notes may declare the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the Notes to be due and payable.

Upon the happening of other events of default specified in the indenture, the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the Notes will automatically become due and payable without any action by the trustee or the holders of the Notes.
      We may terminate most of our obligations under the indenture governing the Notes at any time by irrevocably depositing in trust with the trustee money or U.S. government obligations for the payment of principal, premium (if any), and interest on the Notes to maturity or any redemption date we specify, together with satisfying other conditions and obligations set forth in the indenture.

SHARES ELIGIBLE FOR FUTURE SALE
Sales of our Common Stock After the Offering
      No predictions can be made as to the effect, if any, that sales of additional shares of common stock, or the perception that sales will be made, could have on the trading price of our common stock after the offering. Sales of substantial amounts of our common stock after the offering could adversely affect the trading price of our common stock because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.
      As of April 20, 2005, we have outstanding 10,000,002 shares of our common stock. Our outstanding shares of common stock were issued pursuant to an exemption provided by Section 1145(a) of the United States Bankruptcy Code and are freely tradable without restriction or further registration pursuant to the resale provisions of Section 1145(b) of the United States Bankruptcy Code. This registration statement is being filed for the benefit of holders of shares of our common stock who may be deemed to be our affiliates and, therefore, may be subject to applicable resale limitations under Rule 144 promulgated under the Securities Act of 1933.
Registration of Shares Issued in Connection with Compensatory Option Plans
      We intend to file a registration statement under the Securities Act of 1933 covering an aggregate of 1,111,111 shares of common stock reserved for issuance under our 2004 Stock Option Plan. As of April 20, 2005, 25,000 options have been issued under the 2004 Stock Option Plan. Upon the effectiveness of such registration statement, all such shares will, subject to volume limitations applicable to affiliates that may be imposed by Rule 144 promulgated under the Securities Act of 1933, be available for sale in the open market, except to the extent that such shares are subject to our vesting restrictions or the contractual restrictions described above.

PLAN OF DISTRIBUTION
      We are registering the shares of our common stock on behalf of the selling security holders. All costs, expenses and fees in connection with the registration of the shares of our common stock offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of our common stock, which will be borne by the selling security holders. Sales of shares of our common stock offered may be effected by selling security holders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.
      The selling security holders may make these transactions by selling shares of our common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling security holders and/or the purchasers of shares of our common stock for whom these broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary concessions).
      The selling security holders and any broker-dealers that act in connection with the sale of shares of our common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by these broker-dealers or any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares of our common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.
      Because selling security holders may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders may be subject to the prospectus delivery requirements of the Securities Act of 1933. The rules and regulations set forth in Regulation M promulgated under the Securities Exchange Act of 1934 provide that during the period that any person is engaged in a distribution of the shares within the meaning of Regulation M, that person usually may not purchase the shares. The selling security holders are subject to the rules and regulations of the Securities Act of 1933 and the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of shares by the selling security holders. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling security holders, and a selling shareholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may constitute an inducement to buy shares which is prohibited by Regulation M. Consequently, this may affect the marketability of the shares.
      Selling security holders also may resell all or a portion of the shares of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of Rule 144.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, Dallas, Texas.
EXPERTS
      The consolidated financial statements of International Wire Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2004 (Successor Company) and December 31, 2003 (Predecessor Company) and for the periods from October 20, 2004 through December 31, 2004 (Successor Company) and from January 1, 2004 through October 19, 2004 and for each of the two years in the period ended December 31, 2003 (Predecessor Company) included in this prospectus have been so included in reliance on the reports (which contain an explanatory paragraph relating to the Company’s reorganization under the provisions of Chapter 11 of the bankruptcy code and adoption of fresh-start reporting as described in Note 2 of the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 relating to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.
      Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Securities Exchange Act of 1934 and will file information with the SEC, including annual, quarterly and special reports. Such annual reports are required to contain financial statements and a report from our independent auditors in a form acceptable under SEC rules and regulations. You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:
Securities and Exchange Commission
Public Reference Room
450 Fifth Street, N.W.
Washington D.C. 20549
      You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as us who file electronically with the SEC.
      You may obtain copies of our SEC reports, at no cost, by telephoning us at (314) 719-1000 or by writing us at International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.
      You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

INTERNATIONAL WIRE GROUP, INC.
INDEX

Page(s)

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Balance Sheets as of December 31, 2004 (Successor) and December 31, 2003 (Predecessor)	F-4
Statements of Operations for the Periods from October 20 through December 31, 2004, (Successor) and January 1 through October 19, 2004 and for the Years Ended December 31, 2003 and 2002 (Predecessor)	F-5
 Statements of Stockholder’s Equity for the Periods from October 20 through December 31, 2004 (Successor), and from January 1 through October 19, 2004 and for the Years Ended December 31, 2003 and 2002 (Predecessor)
F-6
Statements of Cash Flows for the Periods October 20 through December 31, 2004 (Successor), and January 1 through October 19, 2004 and for the Years Ended December 31, 2003 and 2002 (Predecessor)	F-7
Notes to Consolidated Financial Statements	F-8-F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of International Wire Group, Inc.
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of International Wire Group, Inc. and its subsidiaries (Successor) at December 31, 2004 and the results of their operations and their cash flows from October 20 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      As discussed in Note 2 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the Company’s reorganization plan (the “Plan”) on October 20, 2004. Confirmation of the Plan resulted in the discharge of specific claims against the Company that arose before October 20, 2004 and terminates all rights and interests of the senior subordinated debt holders and equity security holders as provided for in the Plan. The Plan was substantially consummated on October 20, 2004 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting as of October 20, 2004.

/s/ PricewaterhouseCoopers LLP
April 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of International Wire Group, Inc.
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of International Wire Group, Inc. and its subsidiaries (Predecessor) at December 31, 2003, and the results of their operations and their cash flows for the period from January 1 through October 19, 2004, and for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 1 to the consolidated financial statements, the Company and all of its domestic subsidiaries voluntarily filed for a petition on March 24, 2004 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Plan of Reorganization was substantially consummated on October 20, 2004 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting.
      As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP
April 29, 2005

INTERNATIONAL WIRE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

	(In thousands,
	except for share data)
ASSETS
Current assets
Cash and cash equivalents	$15,192	$25,981
Accounts receivable, less allowance of $4,060 and $4,899	70,609	66,130
Inventories	83,319	59,535
Restricted cash	—	6,632
Prepaid expenses and other	11,118	9,354

Total current assets	180,238	167,632
Property, plant and equipment, net	104,132	117,688
Goodwill	71,359	86,417
Identifiable intangibles, net	27,898	4,045
Deferred financing costs, net	3,075	3,935
Restricted cash	3,107	8,462
Other assets	4,398	4,156

Total assets	$394,207	$392,335

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Current maturities of long-term obligations and amounts subject to compromise in 2003	$1,341	$395,742
Accounts payable	12,751	14,166
Accrued and other liabilities	23,374	18,930
Accrued payroll and payroll related items	6,190	2,633
Customers’ deposits	12,376	12,443
Accrued interest	1,703	22,367

Total current liabilities	57,735	466,281
Long-term obligations, less current maturities	165,308	1,393
Other long-term liabilities	4,783	13,289

Total liabilities	227,826	480,963

Commitments and contingencies (Notes 14 and 16)
Stockholders’ equity (deficit)
Common stock, Successor — $.01 par value, 20,000,000 shares authorized, 10,000,002 issued and outstanding. Predecessor — $.01 par value 1,000 shares issued and outstanding	100	—
Contributed capital	175,600	243,331
Carryover of predecessor basis	—	(67,762)
Accumulated deficit	(10,762)	(267,529)
Accumulated other comprehensive income	1,443	3,332

Total stockholders’ equity (deficit)	166,381	(88,628)

Total liabilities and stockholders’ equity (deficit)	$394,207	$392,335

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor

	For the Period	For the Period
	October 20	January 1	For the Year Ended
	through	through	December 31,
	December 31,	October 19,
	2004	2004	2003	2002

	(In thousands, except per share amount)
Net sales	$106,144	$452,996	$389,334	$402,719
Operating expenses
Cost of goods sold, exclusive of depreciation expense shown below	96,906	389,824	317,991	320,479
Selling, general and administrative expenses	7,251	26,849	30,764	32,100
Depreciation	2,467	16,320	21,510	24,517
Amortization	1,127	2,466	3,628	3,128
Goodwill impairment	—	—	2,973	24,355
Reorganization expense	—	3,062	2,172	—
Impairment and plant closing charges	6,354	645	2,884	—
Gain on sale of property, plant and equipment	(16)	(192)	(8)	(64)

Operating income/(loss)	(7,945)	14,022	7,420	(1,796)
Bankruptcy reorganization items:
Bankruptcy reorganization (expense)	—	(12,710)	—	—
Gain from debt forgiveness	—	259,252	—	—
Other income (expense)
Interest expense (excluding interest of $20,959 on liabilities subject to compromise at October 19, 2004)	(2,720)	(15,595)	(42,013)	(36,520)
Amortization of deferred financing costs	(127)	(6,813)	(4,873)	(2,123)
Other, net	(4)	(182)	(52)	(395)

Income/(loss) from continuing operations before income tax provision/(benefit) and cumulative effect of change in accounting principle	(10,796)	237,974	(39,518)	(40,834)
Income tax provision/(benefit)	(34)	666	291	33,960

Income/(loss) from continuing operations before cumulative effect of change in accounting principle	(10,762)	237,308	(39,809)	(74,794)
Loss from discontinued operations, net of income taxes of $0, $0, respectively	—	—	(6,929)	(4,000)

Income/(loss) before cumulative effect of change in accounting principle	(10,762)	237,308	(46,738)	(78,794)
Cumulative effect of change in accounting for goodwill, net of tax benefit of $19,408	—	—	—	(54,504)

Net income/(loss)	$(10,762)	$237,308	$(46,738)	$(133,298)

Basic and fully diluted net income/(loss) per share
From continuing operations before cumulative effect of change in accounting principle	$(1.08)	$237,308	$(39,809)	$(74,794)
Discontinued operations	—	—	(6,929)	(4,000)
Change in accounting principle	—	—	—	(54,504)

Basic and diluted net income/(loss) per share	$(1.08)	$237,308	$(46,738)	$(133,298)

Weighted average basic and diluted shares outstanding	10,000,002	1,000	1,000	1,000
The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

					Accumulated
			Carryover of		Other
	Common	Contributed	Predecessor	Accumulated	Comprehensive
	Stock	Capital	Basis	Deficit	Income (Loss)	Total

	(In thousands)
Balance Predecessor December 31, 2002	$—	$236,331	$(67,762)	$(220,791)	$(131)	$(52,353)
Capital contributed	—	7,000	—	—	—	7,000
Comprehensive income (loss)
Net loss	—	—	—	(46,738)	—	(46,738)
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	3,463	3,463

Total comprehensive loss						(43,275)

Balance Predecessor December 31, 2003	—	243,331	(67,762)	(267,529)	3,332	(88,628)
Comprehensive income (loss)
Net income	—	—	—	237,308	—	237,308
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	283	283

Total comprehensive income						237,591

Balance, Predecessor October 19, 2004	—	243,331	(67,762)	(30,221)	3,615	148,963
Fresh-start adjustments (Note 3)	100	(67,731)	67,762	30,221	(3,615)	26,737

Balance, Successor October 20, 2004	100	175,600	—	—	—	175,700
Comprehensive income (loss)
Net loss	—	—	—	(10,762)	—	(10,762)
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	1,443	1,443

Total comprehensive loss						(9,319)

Balance, Successor December 31, 2004	$100	$175,600	$—	$(10,762)	$1,443	$166,381

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor

	For the Period	For the Period
	October 20	January 1	For the Year Ended
	through	through	December 31,
	December 31,	October 19,
	2004	2004	2003	2002

	(In thousands)
Cash flows provided by (used in) operating activities
Net income/(loss)	$(10,762)	$237,308	$(46,738)	$(133,298)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Gain from debt forgiveness	—	(259,252)	—	—
Depreciation	2,467	16,320	21,510	24,517
Amortization	1,127	2,466	3,628	3,128
Amortization of deferred financing costs	127	6,813	4,873	2,123
Provision for doubtful accounts	83	242	1,832	3,658
Gain on sale of property, plant and equipment	(16)	(192)	(8)	(64)
Impairment of property, plant and equipment	—	—	2,377	—
Loss from discontinued operations	—	—	6,929	4,000
Goodwill impairment and cumulative effect of change in accounting for goodwill	—	—	2,973	78,859
Impairment of identifiable intangibles	4,671	—	—	—
Deferred income taxes	—	—	—	45,834
Reversal of tax reserve	—	—	(33)	(10,000)
Change in assets and liabilities
Accounts receivable	4,541	(8,483)	(7,473)	1,709
Inventories	4,337	(20,072)	2,492	(1,992)
Prepaid expenses and other	(977)	(3,844)	(1,567)	(3,551)
Accounts payable	(4,658)	2,976	(10,356)	(278)
Accrued and other liabilities	5,675	(652)	4,961	(4,763)
Accrued payroll and payroll related items	558	2,999	(587)	(1,918)
Customers’ deposits	(1,982)	1,915	(1,973)	(1,362)
Accrued interest	1,667	7,224	18,389	(1,716)
Other long-term liabilities	529	(139)	(3,320)	403

Net cash provided by (used in) continuing operations	7,387	(14,371)	(2,091)	5,289
Net cash used in discontinued operations	(5)	(3,446)	(4,820)	(5,414)

Net cash provided by (used in) operating activities before reorganization activities	7,382	(17,817)	(6,911)	(125)
Cash flows provided by (used in) reorganization activities	(3,489)	6,976	—	—

Net cash provided by (used in) operating activities	3,893	(10,841)	(6,911)	(125)

Cash flows used in investing activities
Capital expenditures by continuing operations	(2,088)	(7,775)	(13,970)	(11,505)
Proceeds from sale of property, plant and equipment	16	192	8	333

Net cash used in investing activities	(2,072)	(7,583)	(13,962)	(11,172)

Cash flows provided by (used in) financing activities
Borrowings under long-term obligations	(6,317)	91,593	79,477	6,995
Repayment under long-term obligations	6,979	(82,000)	(16,888)	(1,484)
Restricted cash	—	(1,492)	(15,094)	—
Financing fees and other	(523)	(2,642)	(4,008)	—

Net cash provided by financing activities	139	5,459	43,487	5,511

Effect of exchange rate changes on cash and cash equivalents	(99)	315	821	315

Net change in cash and cash equivalents	1,861	(12,650)	23,435	(5,471)
Cash and cash equivalents at beginning of the period	13,331	25,981	2,546	8,017

Cash and cash equivalents at end of the period	$15,192	$13,331	$25,981	$2,546

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

1.	Business Organization and Basis of Presentation
      International Wire Group, Inc. a Delaware corporation (the “Company”), through its subsidiaries, is a leading manufacturer and marketer of wire products (including bare and tin-plated copper wire and insulated wire) for other wire suppliers and original equipment manufacturers. The Company’s products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications and general industrial/energy industries. The Company manufactures and distributes its products at 19 facilities located in the United States, Mexico, France, Italy and the Philippines.
      The Company was formed to participate in the transactions contemplated by the Acquisitions (as described below). On June 12, 1995, Wirekraft Holdings Corp. (“Wirekraft”), Omega Wire Corp. (“Omega”), International Wire Holding Company (“Holding”), the sole common stockholder of the Company, Wirekraft Acquisition Company and certain shareholders of Wirekraft and Omega entered into a series of acquisitions and mergers (the “Acquisitions”) pursuant to which the Company acquired all of the common equity securities (and all securities convertible into such securities) of Wirekraft and all of the common equity securities of Omega. In accordance with EITF 88-16, Basis in Leveraged Buy Out Transactions, the Acquisitions were accounted for at “predecessor basis.”
      Since the Company was formed in 1995, it has completed the acquisition of several entities and the related operations of those businesses. These acquisitions and related results of operations are included in the accompanying consolidated financial statements.
      In March 2000, the Company consummated the sale of its Wire Harness business to Viasystems International, Inc. (“Viasystems”) for $210,798 in cash (the “Wire Harness Sale”). In connection therewith, the Company entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through 2003, which was a continuation of existing practice. This supply agreement has been extended through December 2005. See Note 9 for further discussion of the Wire Harness Sale.
      In August 2001, the Company furthered its international expansion with the purchase of a manufacturing facility in Durango, Mexico. This new facility, approximately 600 miles south of the U.S./ Mexican border, allows the Company to expand its relationships with existing global customers in North America and seek new opportunities in Central and South America. Production and shipments to customers at this new facility began in the third quarter of 2002.

Fresh-Start Basis of Presentation
      The accompanying consolidated financial statements have been presented in accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, as amended. As a result of adopting fresh-start reporting upon emerging from Chapter 11 of the U.S. Bankruptcy Code on October 20, 2004, International Wire Group, Inc.’s financial statements are not comparable with those prepared for the periods before the plan of reorganization was confirmed, including the historical financial statements included herein. References to “Predecessor” refer to International Wire Group, Inc. through October 19, 2004. References to “Successor” refer to International Wire Group, Inc. on and after October 20, 2004.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Voluntary Bankruptcy Filing and Plan of Reorganization
      On March 24, 2004, the Predecessor entered into a lock-up and voting agreement with a majority in principal amount of the bondholders including the members of an Ad Hoc Committee of Bondholders and its then largest equity holder to effect a pre-negotiated plan of reorganization. In order to consummate its reorganization, the Predecessor and all of its domestic subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court in the Southern District of New York (the “Filing”). The cases were consolidated and were jointly administered under case number 04-11991 (BRL). The Predecessor’s non-U.S. subsidiaries were not part of the filing. In addition, the Predecessor entered into a debtor-in-possession financing agreement with Highbridge/ Zwirn Special Opportunities Fund, L.P. and a group of senior lenders. Such financing agreement provided for $140,000 of debtor-in-possession financing consisting of a $90,000 revolving loan and a $50,000 term loan. The debtor-in-possession financing (“DIP”) was used to repay $82,000 of Senior Secured Notes plus accrued interest, premium and fees and provided working capital during the reorganization process.
      On October 20, 2004, the Predecessor’s Second Amended and Restated Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”) was confirmed and the Company emerged. The Plan involved the exchange of approximately $305,000 of principal amount plus accrued interest of the Company’s 11.75 percent and 14 percent Senior Subordinated Notes for 96 percent of the Common Stock of the Successor and $75,000 of new 10 percent Secured Senior Subordinated Notes to be issued pursuant to the Plan. All other liabilities were unimpaired and were paid with interest, as applicable. In addition, the Company entered into an agreement with a group of lenders for a $140,000 senior credit facility, the proceeds of which were utilized to refinance the Company’s obligations under the DIP facility and provide funding for working capital and other general corporate purposes.
      Under Chapter 11, certain claims against the debtor in existence prior to the filing of the petition for relief under federal bankruptcy laws are stayed while the debtor continues business operations as a debtor-in-possession. These claims are considered “liabilities subject to compromise.” The primary categories of liabilities subject to compromise as of March 24, 2004 were the following:

Accrued interest	$29,252
Senior Subordinated Notes, excluding unamortized premium	305,000

Total	$334,252

      In accordance with SOP 90-7, a gain from debt forgiveness of $259,252 is included in the Predecessor’s consolidated statement of operations for the period from January 1 through October 19, 2004.
      In addition, from the time the Predecessor filed its Plan through October 19, 2004, the Predecessor did not recognize interest charges of $20,959 on liabilities subject to compromise and on the date of filing the Plan wrote off the premium of $2,673 related to the Senior Subordinated Notes subject to compromise in accordance with SOP 90-7. The Company also wrote off deferred financing fees of $1,548 related to the Senior Subordinated Notes on the date of filing the Plan in accordance with SOP 90-7.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Predecessor incurred reorganization expenses primarily related to professional fees as follows:

	January 1
	through
	October 19,	December 31,
	2004	2003

Consulting	$1,439	$1,440
Legal	1,410	692
Other	213	40

	$3,062	$2,172

      From January 1 through October 19, 2004, the Predecessor incurred bankruptcy reorganization expenses as follows:

Consulting	$4,067
Legal	4,050
Key Employee Retention Plan	2,295
Management company severance	1,920
Deferred financing fees	1,548
Premium on 11.75 percent Series B Senior Subordinated Notes	(2,673)
Other	1,503

$12,710

3.	Fresh-Start Reporting
      In accordance with SOP 90-7, the Successor adopted fresh-start reporting as the holders of the existing voting shares of the Predecessor immediately prior to filing and confirmation of the Plan received less than 50 percent of the voting shares of the emerging entity, and its reorganization value immediately before the confirmation of the Plan was less than the total of its allowed claims and post-petition liabilities. For accounting purposes, the Plan was consummated on October 20, 2004. In accordance with fresh-start reporting, the Successor has adjusted its assets and liabilities to their estimated fair value at October 20, 2004, with the excess of the Successor’s reorganization value over the fair value of its tangible and identifiable intangible assets and liabilities reported as goodwill in the consolidated balance sheet.
      Management determined that the enterprise value was within a range of $295,000 to $390,000, with approximately $342,500 representing management’s best estimate of the Company’s enterprise value. The enterprise value was based on a calculation of discounted projected cash flows for the Company. The discounted cash flow analysis was based on 5-year cash flow projections prepared by management and reviewed by the then current board of directors. Cash flows were discounted at 10 percent representing the after-tax weighted average cost of capital. The cash flow projections were based on estimates and assumptions about circumstances and events that have not yet taken place. Such estimates and assumptions are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Successor including, but not limited to, those with respect to future revenues and costs of the Successor. Accordingly, differences are expected between the projections and the actual results due to events and circumstances which frequently do not occur as expected.
      Reorganization value, as defined by SOP 90-7 is “the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.” This value was derived by adding the fair value of all liabilities (approximately $62,500) not included in the calculation of the enterprise value (all liabilities except funded long-term

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
debt) and additional debt (approximately $6,000) to the enterprise value (approximately $342,500) of the Successor to arrive at the $411,000 reorganization value of the reorganized entity. Once this value was determined, the Company determined the fair value of tangible fixed assets and specifically identifiable intangible assets. Once these valuations were completed, the Company allocated the reorganization value to the fair value of its assets. As stated above, the excess of the Successor’s reorganization value over the fair value of its tangible and intangible assets has been recorded as goodwill in the amount of approximately $71,400.
      As a result of the above, the Company estimated the value of new common stock as follows:

Enterprise value	$342,500
Less debt excluding letters of credit and available cash	(166,800)

$175,700

      At October 20, 2004, the liabilities of the Successor consisted primarily of post-petition current liabilities, outstanding pre-petition claims, $96,581 under the Senior Revolving Credit and Term Loan Facility and $75,000 of Senior Secured Subordinated Notes. The Successor’s consolidated balance sheet included no beginning retained earnings/deficit, and accumulated depreciation and amortization were reduced to $0 at October 20, 2004 in connection with recording the property and equipment and identifiable intangibles at estimated fair value.
      As required under SOP 90-7, the Company determined the fair market value of its identifiable intangible assets at October 20, 2004. The Company allocated $16,234 to customer contracts and relationships, $14,200 to trade names and trademarks and $2,671 to leases. The total effect of fresh start adjustments on identifiable intangible assets from the Predecessor at October 19, 2004 to the Successor at October 20, 2004 is a net increase $30,124.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The effect of the Plan and implementation of fresh-start reporting on the condensed consolidated balance sheet is as follows:

	Predecessor					Successor

	October 19,	Debt		Fresh-Start		October 20,
	2004	Restructuring		Adjustments		2004

ASSETS
Cash and cash equivalents	$13,331	$—		$—		$13,331
Accounts receivable trade, net	74,305	—		—		74,305
Inventories	79,626	—		7,415	(a)	87,041
Prepaid expenses and other	12,537	—		(1,116	)(e)	11,421

Total current assets	179,799	—		6,299		186,098
Property, plant and equipment, net	109,107	—		(5,315	)(b)	103,792
Goodwill	86,417	—		(15,058	)(c)	71,359
Identifiable intangibles, net	2,981	—		30,124	(d)	33,105
Deferred financing fees, net	—	—		2,678	(e)	2,678
Other assets	13,685	—		—		13,685

Total assets	$391,989	$—		$18,728		$410,717

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current maturities of long-term debt obligations	$1,519	$—		$(134	)(h)	$1,385
Accounts payable	17,081	—		—		17,081
Accrued and other liabilities	44,031	—		(3,168	)(j)	40,863
Accrued interest	29,626	(29,252	)(i)	(338	)(h)	36

Total current liabilities	92,257	(29,252)		(3,640)		59,365
Long-term obligations, less current maturities	397,785	(230,000	)(i)	3,796	(h)	171,581
Other long-term liabilities	12,236	—		(8,165	)(f)	4,071

Total liabilities	502,278	(259,252)		(8,009)		235,017
Total stockholders’ equity	(110,289)	259,252		26,737	(g)	175,700

Total liabilities and stockholders’ equity	$391,989	$—		$18,728		$410,717

(a)	To adjust inventory to estimated fair market value.

(b)	To adjust property and equipment to estimated fair market value.

(c)	To write off Predecessor goodwill and record Successor reorganization value in excess of identifiable assets (Goodwill).

(d)	To recognize identifiable intangible assets at estimated fair market value.

(e)	To recognize deferred financing fees incurred in connection with Successor debt. On October 19, 2004, the Company prepaid $1,116 of financing fees. On October 20, 2004 the Company reclassified those fees upon receipt of the proceeds. The Company paid an additional $1,563 in financing fees on October 20, 2004.

(f)	To adjust capital leases by $537 and post-retirement benefits by $7,628 to estimated fair market value.

(g)	To write off common stock and retained earnings of the Predecessor, and to record the issuance of 10 million shares of Successor common stock.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	To write off debtor-in-possession financing and accrued interest and the addition of the new senior revolving credit facility and term loan and secured senior subordinated notes.

(i)	To reflect the settlement of liabilities subject to compromise of $334,252, exchanged for $75,000 of Indentures.

(j)	To reflect reorganization-related payments made with loan proceeds.

4.	Significant Accounting Policies
     Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
     Revenue Recognition
      The Company recognizes revenue when all of the following criteria are satisfied: pervasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable and collectibility is reasonably assured. Sales and related cost of goods sold are included in income when goods are delivered to customers in accordance with the invoice terms F.O.B. destination for bare wire products and when goods are shipped to customers in accordance with invoice terms F.O.B. shipping point for insulated wire products. A provision for product returns is recorded based on historical experience and any notification received of pending returns.
      The Company also recognizes revenues from services performed to process customer-owned (“tolled”) copper. Such revenue is recognized at the time the product is received by the customer. The value of tolled copper is excluded from both sales and cost of goods sold, as title to these materials and the related risks of ownership do not pass to the Company.
      The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by review of their current credit information. A provision for estimated credit losses is based upon historical experience and any specific customer issues that have been identified.
     Inventories
      Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method.
     Property, Plant and Equipment
      Upon emergence from bankruptcy on October 20, 2004, property, plant and equipment was recorded at fair market value in accordance with SOP 90-7. Any additions to property, plant and equipment after October 20, 2004 are recorded at cost. At December 31, 2003 and 2002, property, plant and equipment was stated at cost. Depreciation is calculated using the straight-line method. The average estimated lives utilized in calculating depreciation are as follows: building — 25 to 40 years; building improvements — 15 years; machinery and equipment — 3 to 11 years; and furniture and fixtures — 5 years. Leasehold improvements are amortized over the shorter of the term of the respective lease or the life of the respective improvement. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the consolidated statement of operations.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Goodwill and Intangible Assets, Net
      Goodwill at December 31, 2004 represents the excess of the reorganization value of the Successor over the value of net assets. Prior to 2002, the Predecessor amortized goodwill using the straight-line method over a range of twenty to forty years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, the Company has identified intangible assets with finite lives and amortized these assets over their defined lives. Intangible assets with indefinite lives, such as goodwill, are no longer being amortized but are reviewed at least annually for impairment as required under SFAS No. 142 using a fair-value-based test.
     Identifiable Intangibles, Net
      Identifiable intangible assets at December 31, 2004 represent the fair market value of customer contracts, relationships, trade names, trademarks and a favorable lease. Identifiable intangible assets are amortized over their projected useful lives of 15 years for customer contracts and relationships, 20 years for trade names and trademarks and 3 years for the favorable lease.
     Impairment of Long-lived Assets
      The Company periodically assesses the recoverability of long-lived assets (including identifiable intangible assets) based on its current and anticipated future undiscounted cash flows. In addition, the Company’s policy for the recognition and measurement of any impairment of long-lived assets has been to assess the current and anticipated future cash flows associated with the impaired asset. An impairment occurs when the cash flows (excluding interest) do not exceed the carrying amount of the asset. The amount of the impairment loss is the difference between the carrying amount of the asset and its estimated fair value.
      On January 1, 2002, the Predecessor adopted SFAS No. 144, Accounting for the Impairment of Disposal of Long-lived Assets as described herein. In accordance with SFAS No. 144, goodwill is no longer being allocated to long-lived assets to be tested for impairment, and a probability-weighted cash flow estimation approach is used when situations occur in which alternative courses of action to recover the carrying amount of long-lived assets are under consideration or a range is estimated for the amount of possible future cash flows.
     Deferred Financing Costs
      Deferred financing costs, consisting of fees and other expenses associated with debt financing are amortized over the term of the related debt using the straight-line method, which approximates the effective interest method.
     Deferred Income Taxes
      The Company accounts for certain items of income and expense in different periods for financial reporting and income tax purposes. Provisions for deferred income taxes are made in recognition of such temporary differences, where applicable. A valuation allowance is established against deferred tax assets unless the Company believes it is more likely than not that the benefit will be realized.
     Foreign Currency Translation
      The Company has operations in Mexico, France, Italy and the Philippines. Local currencies are the functional currency for the Company’s foreign subsidiaries located in France and Italy. Accordingly, assets and liabilities of these foreign subsidiaries are translated at the rates of exchange in effect at the balance

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
sheet date. Income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resultant translation gains and losses are reported in other comprehensive income/loss.
      The U.S. dollar is the functional currency for the operations in Mexico and the Philippines. All gains and losses from remeasurement and transactions are determined using a combination of current and historical rates and are included in net income/loss.
      Exchange gains and losses arising from transactions in currencies other than the functional currency of the subsidiary involved are included in income. To date, the effect of such amounts on net income/loss has not been material.
     Fair Value of Financial Instruments
      The Company’s financial instruments, are carried at face amounts. The Company has estimated the fair market value of its Secured Senior Subordinated Notes using current market data. The fair market value of the Secured Senior Subordinated Notes was approximately $79,100 at December 31, 2004. The fair market value of the $305,000 of Senior Subordinated Notes was approximately $187,575 at December 31, 2003.
     Estimates and Assumptions
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Stock Option Plans
      As allowed under SFAS No. 123, Accounting for Stock-Based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized as options are issued at exercise prices equal to the estimated market value at date of grant. Had compensation cost for the respective option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Predecessor’s net income/(loss) would approximate the following:

	Predecessor

		For the Year Ended
	January 1 to	December 31,
	October 19,
	2004	2003	2002

Pro forma net income/(loss)
Reported net income/(loss)	$237,308	$(46,738)	$(133,298)
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	—	—	—
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(179)	(207)	(126)

Pro forma net income/(loss)	$237,129	$(46,945)	$(133,424)

      In connection with the Plan, all Predecessor options were cancelled.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Plan provided for the 2004 Stock Option Plan covering an aggregate of 1,111,111 shares of common stock. As of December 31, 2004, no options have been granted.
     Statement of Cash Flows
      For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Interest paid for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and for the years ended December 31, 2003 and 2002, was $915, $8,218, $23,625 and $38,239, respectively. Net taxes paid (refunded) for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and for the years ended December 31, 2003 and 2002 were $48, $761, $187 and $(1,680), respectively.
     Significant Customers
      The Company had sales to one customer, Yazaki Corporation, in the periods from October 20 to December 31, 2004 and from January 1 to October 19, 2004 and in the year 2003 that exceeded 10 percent of consolidated net sales from continuing operations. Sales to this customer represented 6 percent in the period from October 20 through December 31, 2004, 15 percent in the period from January 1 through October 19, 2004 and 12 percent of net sales in 2003. For the year ended December 31, 2002, the Predecessor had one customer, Lear Corporation, that exceeded 10 percent of consolidated net sales. Sales to this customer represented 11 percent.
     Change in Accounting Principle
      In June 2002, the Financial Accounting Standard Board (“FASB”) issued SFAS No, 142, Goodwill and Other Intangible Assets, which addresses financial and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is no longer amortized and the rules for measuring goodwill impairment use a fair-value-based test. Under the new rules, the fair value of each of the Company’s reporting units with assigned goodwill must be calculated using either market comparables or a discounted cash flow approach, or combination thereof. Once the fair value of the reporting unit has been determined, the fair value of net assets, including intangibles, of that reporting unit must be compared to the total market value derived in the first step to determine impairment.
      The Company adopted SFAS No. 142 as of January 1, 2002. Accordingly, the Company has stopped the amortization of goodwill effective January 1, 2002.
      In completing the transitional impairment test required under SFAS No. 142, the Company determined the estimated fair value of its various reporting units and compared that amount to their respective carrying values. Based on this calculation, the Company determined that an impairment existed primarily related to insulated wire operations obtained through the acquisition of Wirekraft Industries, Inc. in 1992 and the acquisition of a group of affiliated companies collectively referred to as Dekko Wire Technology Group in 1996. To determine the amount of the impairment, the Company calculated the “implied fair value” of goodwill for each impaired reporting unit in the same manner as the amount of goodwill recognized in a business combination is determined. The Company then recognized an impairment charge to write-off goodwill in the amount of $54,504, net of tax benefit of $19,408 in the first quarter of 2002, representing the excess carrying amount of goodwill over the “implied fair value” of goodwill for the impaired reporting units. Additional impairments were recorded in the fourth quarters if 2003 and 2002 of $2,973 and $24,355, respectively, as a result of a further decline in the fair value of these reporting units as well as the European operations in 2003. The impairment losses are recognized in the consolidated statements of operations under the captions “goodwill impairment” and “cumulative effect of change in accounting for goodwill”.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Recently Issued Accounting Standards
      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s (“VIE”) assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the VIE’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the VIE in its financial statements. This interpretation applies immediately to VIEs that are created, or for which control is obtained after, January 31, 2003.
      In December 2003, the FASB published a revision to FIN No. 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN No. 46 prior to issuance of the revised interpretation. Otherwise, application of FIN No. 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities (SPEs) for periods ending after December 15, 2003. Application by public entities, other than business issuers, for all other types of VIEs other than SPEs is required in financial statements for periods ending after March 15, 2004. The Company does not have interests in structures commonly referred to as SPEs. Adoption of FIN No. 46R did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.
      In November 2004 (revised in December 2004), the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 to be effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with early adoption permitted. SFAS No. 151 amends the guidance in Accounting Research Bulleting (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges . . . .” SFAS No. 151 requires those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, FAS No. 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. The Company will adopt the provisions of SFAS No. 123R effective the first quarter of fiscal year 2006, which begins on January 1, 2006. The Company is currently assessing the impact of adopting SFAS No. 123R.
      In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment. This SAB provides views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and is intended to assist in the initial implementation of SFAS No. 123R. The

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company anticipates refining its estimates of expected volatility and expected term as a result of the guidance provided within SAB No. 107 and SFAS No. 123R.
      In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations, which is an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This Interpretation clarifies terminology within SFAS No. 143 and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This Interpretation is effective for fiscal years ending after December 15, 2005. The Company does not expect adoption of this Interpretation to have a material impact on its financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29, to be for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not expect the adoption of SFAS No. 153 to have a material impact on its financial position or results of operations.
      In December 2004, the FASB issued FASB staff position (“FSP”) 109-1, Application of FASB No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. In addition, at the same time, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act, which includes numerous provisions that may affect business practices and accounting for income taxes, was signed in to law in October of 2004. The Company is evaluating all newly issued guidance to make a determination what, if any, effect these issuances may have on the Company.

5.	Inventories
      The composition of inventories is as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Raw materials	$21,922	$15,654
Work-in process	22,234	18,887
Finished goods	39,163	24,994

Total inventories	$83,319	$59,535

      Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method. Had inventories been valued at the first-in, first-out (“FIFO”) cost method, inventories would have been $5,587 higher as of December 31, 2004. The carrying value of inventories on a last-in, first-out basis, at December 31, 2003, approximates their current cost.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Property, Plant and Equipment
      The composition of property, plant and equipment is as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Land	$6,385	$4,720
Buildings and improvements	29,526	61,470
Machinery and equipment	67,993	239,937
Construction in progress	2,695	10,234

	106,599	316,361
Less: accumulated depreciation	(2,467)	(198,673)

	$104,132	$117,688

7.	Goodwill and Intangible Assets, Net
      The changes in the carrying amount of goodwill are as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Balance, beginning of period	$71,359	$89,390
Impairment loss	—	(2,973)

Balance, end of period	$71,359	$86,417

      All goodwill is included in the bare wire segment.
      The components of identifiable intangibles, net are as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Customer contracts and relationships	$15,307	$—
Trade names and trademarks	10,098	—
Hicks, Muse	—	817
Leases	2,493	3,228

Total intangible assets	$27,898	$4,045

      The Predecessor entered into a Monitoring and Oversight Agreement, as amended (“Agreement”) with Hicks Muse & Co. Partners (“Hicks Muse Partners”). In conjunction with the confirmation of the Plan, the Agreement was terminated, and the intangible asset established in conjunction with the Agreement was adjusted to $0 as a fresh-start reporting adjustment.
      During the fourth quarter of 2004, certain component costs incurred by the insulated wire segment, excluding the cost of copper, increased significantly. As the Successor’s customer contracts do not allow for pass-through of these component costs, the Successor determined that certain long-lived assets were impaired. In conjunction with the Company’s annual impairment analysis for long-lived assets, approximately $711 of customer contracts and relationships and $3,960 of trade names and trademarks

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
attributable to the insulated wire segment were determined to be impaired. The Company wrote off the full amount of the impaired assets in the period from October 20 through December 31, 2004.
      Amortization expense for the period from October 20 through December 31, 2004 was $536. The estimated amortization expense for each of the five succeeding fiscal years for identifiable intangible assets held as of December 31, 2004 is as follows:

Amount

2005	$2,435
2006	2,435
2007	2,262
2008	1,537
2009	1,537

8.	Financing Costs
      During the period from October 20 through December 31, 2004, the Successor incurred deferred financing fees of $3,202 in connection with the Senior Revolving Credit Facility and Senior Term Loan. During the period from January 1 through October 19, 2004, the Predecessor incurred deferred financing fees of $2,642 in connection with its DIP financing and wrote off $4,753 of the remaining deferred financing fees related to the Senior Secured Notes, DIP and Senior Subordinated Notes.
      In 2003, the Predecessor incurred deferred financing costs of $3,084 in connection with the issuance of 10.375 percent Senior Secured Notes under an indenture dated May 30, 2003. The Company incurred additional deferred fees of $924 in connection with agreements in place prior to 2003. With the proceeds from the 10.375 percent Senior Secured Notes, the Company repaid the outstanding balance of the credit agreement then in place and wrote-off $2,141 of remaining deferred financing costs associated with the agreement.

9.	Related Party Transactions
      In connection with the sale of the Company’s former wire harness business to Viasystems International, Inc. (“Viasystems”), the Company entered into an agreement to supply substantially all of their insulated wire requirements through December 2005. At the time of the sale, the Company and Viasystems were commonly controlled by affiliates of Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”). In conjunction with the Plan and as of October 20, 2004 the Successor and Viasystems are no longer related parties. The Company had sales to Viasystems of $8,048 and $33,355 for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004, respectively and $34,077 and $34,518 for the years ended December 31, 2003 and 2002, respectively. The outstanding trade receivables were $6,510 and $10,938 at December 31, 2004 and 2003, respectively.
      In September 2002, the Company began selling a portion of its production scrap to Prime Materials Recovery, Inc. (“Prime”). Prime is a closely held company and its major shareholder, chairman and director is President and Chief Operating Officer of the Company. In addition, the Vice President of Finance of the Company holds a minority ownership interest and is a director. Sales to Prime for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and years ended December 31, 2003 and 2002 were $2,351, $10,811, $11,196 and $2,070, respectively. The Company had outstanding accounts receivable from Prime related to those sales of $276 and $413 at December 31, 2004 and 2003, respectively. Sales to Prime were made terms comparable to those of other companies in the industry.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Long-Term Obligations
      The composition of long-term obligations is as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Senior Revolving Credit Facility	$60,308	$—
Senior Term Loan	30,000	—
10.375% Senior Secured Notes	—	82,000
10.375% Senior Secured Notes Discount	—	(2,234)
10% Secured Senior Subordinated Notes	75,000	—
11.75% Senior Subordinated Notes	—	150,000
11.75% Series B Senior Subordinated Notes	—	150,000
11.75% Series B Senior Subordinated Notes Premium	—	3,158
14% Senior Subordinated Notes	—	5,000
Industrial revenue bonds	—	6,500
Other	1,341	2,711

	166,649	397,135
Less current maturities	1,341	395,742

	$165,308	$1,393

Senior Revolving Credit Facility and Term Loan
      Concurrently with the consummation of the Predecessor’s reorganization, on October 20, 2004, the Successor and the domestic subsidiaries entered into (1) a credit agreement among Congress Financial Corporation (Central), as administrative agent, and the several banks and financial institutions parties thereto, which provides for a five year senior revolving credit facility (“Credit Facility”) in an amount of up to $110,000 (including, as a sub-facility of the revolving credit facility, a $25,000 letter of credit facility), and (2) a credit agreement among Silver Point Finance LLC, as administrative agent, and the several banks and financial institutions parties thereto, which provides for a $30,000 five year senior term loan facility. Initial proceeds from this facility were used to repay the debtor-in-possession financing of $91,905, reorganization costs of $1,263 and for working capital or other general corporate purposes.
      The Credit Facility currently provides for a revolving credit facility of up to $110,000 (with a letter of credit sub-facility of $25,000) tied to a borrowing base, which is calculated by reference to, among other things, eligible accounts receivable, eligible inventory and eligible real property and equipment, and a term loan in the amount of $30,000. As of December 31, 2004, letters of credit in the amount of $7,635 were outstanding and $60,308 was drawn under its revolving credit facility. Availability under the credit facility was $30,053 as of December 31, 2004.
      The Successor may choose to pay interest on advances under the Credit Facility at either a Eurodollar rate or a base rate plus the following applicable margin: (1) for base rate term loan advances, 3.50 percent per annum; (2) for Eurodollar rate term loan advances, 6.00 percent per annum; (3) for base rate revolving credit facility advances, 0.25 percent to 1.00 percent per annum, depending on the borrowing base component to which such revolving credit facility advances relate and subject to adjustment in accordance with a pricing grid based on excess availability, (4) for Eurodollar rate revolving credit facility advances, 2.00 percent to 2.75 percent per annum, depending on the borrowing base component to which such revolving credit facility advances relate and subject to adjustment in accordance with a pricing grid

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
based on excess availability and (5) for letters of credit, 1.50 percent to 2.00 percent per annum, subject to adjustment in accordance with a pricing grid based on excess availability. The default rate is 2.00 percent above the rate otherwise applicable. The Company also has an annual commitment fee of 0.25 percent on the unused balance of its revolving credit facility and a letter of credit fee equal to 0.125 percent plus the applicable margin in respect of letters of credit.
      The Company’s domestic subsidiaries are the primary parties to the credit facility. The Company has guaranteed its obligations under the credit facility. The collateral for the senior credit facility includes all or substantially all of its domestic subsidiaries assets and all or substantially all of its assets. The term loans, and the liens and guarantees in respect thereof, are junior to the revolving credit facility, and the liens and guarantees in respect thereof.
      The Company’s credit facility requires the Company to observe conditions, affirmative covenants and negative covenants (including financial covenants), including the following financial covenants tested only under certain circumstances, (1) minimum availability under the revolving credit facility and (2) maximum total leverage.
      The Company’s revolving credit facility commitment expires on October 20, 2009. The term loan is required to be repaid in full at maturity on October 20, 2009.
      The Company may prepay the loans or reduce the commitments under its credit facility in a minimum amount of $5,000 and additional integral amounts in multiples of $1,000 in respect of the revolving credit facility and in a minimum principal amount of $1,000 and integral multiples of $100 in respect of the term loan facility. The term loan facility may not be voluntarily prepaid prior to October 20, 2005. The commitments under the revolving credit facility may not be reduced by more than $10,000 in any twelve-month period.
      The Company must prepay the loans and reduce the commitments under the revolving credit facility by the following amounts (subject to certain exceptions):

•	An amount equal to 100 percent of the net proceeds of any incurrence of indebtedness by the Company or any of its subsidiaries;

•	An amount equal to 100 percent of the net proceeds of any non-ordinary course sale or other disposition by us or any of its subsidiaries of any assets, except for certain customary exceptions.

      The lenders under the Company’s credit facility will apply each mandatory prepayment to any outstanding borrowings under the loans in accordance with the terms of an intercreditor agreement among the lenders to the revolving credit facility and the term loan.

Secured Senior Subordinated Notes
      The 10 percent Secured Senior Subordinated Notes due 2011 (“Notes”) are: senior subordinated obligations of the Company; senior in right of payment to any of future subordinated obligations; guaranteed by the Company’s domestic subsidiaries; and secured by a third-party lien on all or substantially all of the Company’s and its domestic subsidiaries assets, including 65 percent of the capital stock of, or other equity interests in, the Company’s foreign subsidiaries.
      The Company issued the Notes pursuant to the Plan on October 20, 2004 in aggregate principal amount of $75,000. The Notes will mature on October 15, 2011.
      Interest on the Notes accrue at the rate of 10 percent per annum and are payable semiannually in arrears on October 15 and April 15, commencing on April 15, 2005. Interest on overdue principal accrues at 2 percent per annum in excess of the above rate and pay interest on overdue installments of interest at such higher rate to the extent lawful.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Except as set forth below, the Company will not be entitled to redeem the Notes at its option prior to October 15, 2007. At any time after October 15, 2007, the Company may at its option redeem all or part of the Notes at the redemption prices (expressed percentages of the principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Redemption
Period	Price

2007	105.00%
2008	102.50%
2009	101.25%
2010 and thereafter	100.00%
      Notwithstanding the foregoing, at any time after the issue date, on or prior to October 15, 2007:

•	The Company may on any one or more occasions redeem up to 35 percent of the aggregate principal amount of the Notes at a redemption price equal to 110 percent of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date with net cash proceeds at one or more underwritten public offerings of the Company’s common stock;

•	If the Company or any of its restricted subsidiaries consummate an asset disposition pursuant to which the net available cash exceeds $25,000, the Company will have the option to redeem up to the maximum principal amount of the Notes that may be purchased out of such net available cash at any offer price in cash in an amount equal to 110 percent of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date fixed for redemption; provided that the redemption occurs within 90 days after the date of the closing of the asset disposition.

      The Company’s ability to redeem the Notes is also subject to restrictions in its senior Credit Facility.
      The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, upon a change of control of the Company, it may be required to offer to purchase the Notes at 101 percent of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date fixed for the closing of such offer to purchase.
      The indenture governing the Notes contains restrictive covenants which, among other things, limit the Company’s ability and some of its subsidiaries to (subject to exceptions): incur additional debt; pay dividends or distributions on, or redeem or repurchase, capital stock; restrict dividends or other payments; transfer or sell assets; engage in transitions with affiliates; create certain liens,; engage in sale/leaseback transactions; impair the collateral for the Notes; make investments; guarantee debt; consolidate, merge or transfer all or substantially all of its assets and the assets of the Company’s subsidiaries; and engage in unrelated businesses.
      Upon the occurrence of events of default specified in the indenture, the trustee for the Notes or the holders of at least 25 percent of the principal amount of the outstanding Notes may declare the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the Notes to be due and payable.
      Upon the happening of other events of default specified in the indenture, the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the Notes will automatically become due and payable without any action by the trustee or the holders of the Notes.
      The Company may terminate most of its obligations under the indenture governing the Notes at any time by irrevocably depositing in trust with the trustee money or U.S. government obligations for the

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
payment of principal, premium (if any), and interest on the Notes to maturity or any redemption date the Company specifies, together with satisfying other conditions and obligations set forth in the indenture.

Senior Secured Notes
      The Predecessor issued $82,000 principal amount of 10.375 percent Senior Secured Notes (the “Senior Secured Notes”) due February 28, 2005 at a price of 96.061 percent under an indenture dated May 30, 2003. Net proceeds from the issuance of approximately $75,235, after deducting discounts and expenses, were used: (i) to repay in full the obligations under, and terminate, the Predecessor’s senior secured credit facility; (ii) to cash collateralize certain of the Company’s letters of credit, including the letters of credit that were issued under the Company’s senior secured credit facility and the letters of credit collateralizing two industrial revenue bonds related to the Predecessor’s acquisition of Camden Wire Co., Inc. in 1997; (iii) to pay interest on the Company’s Notes and other indebtedness; and (iv) for general corporate purposes, including working capital.
      The Predecessor’s obligations under the Senior Secured Notes were guaranteed on a senior secured basis by Holding, the Company’s then parent, and by all of the Predecessor’s domestic restricted subsidiaries. The Senior Secured Notes and the guarantees are secured by first priority mortgages and liens on substantially all of the Company’s and the guarantors’ existing and future domestic property and assets and a portion of the stock of the foreign subsidiaries. The Senior Secured Notes bear interest at a rate of 10.375 percent per annum, requiring a semi-annual interest payment on May 15 and November 15 of each year. Pursuant to the terms of the indenture under which the Senior Secured Notes were issued, the Predecessor’s ability to incur additional indebtedness, pay dividends, repurchase or redeem capital stock, make investments, create liens or enter into sale and leaseback transactions, dispose of assets, enter into transactions with affiliates, and to merge or consolidate with or into other persons was limited.

Industrial Revenue Bonds
      In July 2003, the trustees of an Industrial Revenue Bond (“IRB”) drew on a letter of credit in the amount of $9,000 to refund the related IRB. As a result, the Predecessor’s restricted cash balance, a portion of which had been used to cash collateralize the letter of credit, was reduced by $9,004. As of December 31, 2003 the Company had a restricted cash balance of $15,094 which was used to cash collateralize $8,144 of letters of credit that were issued to various insurance companies for workers’ compensation programs and a $6,595 letter of credit that was issued to certain trustees in respect of one issuance of an IRB. The Company notified the trustees in respect of the IRB that the Company would not renew the current letter of credit of $6,595 which expired in February 2004. As a result, pursuant to the terms of the IRB, the trustees had drawn on the letter of credit and used such proceeds to refund the IRB.

Senior Subordinated Notes and Series B Senior Subordinated Notes
      The 11.75 percent Senior Subordinated Notes due 2005, the Series B 11.75 percent Senior Subordinated Notes and the 14 percent Senior Subordinated Notes (collectively, the “Senior Subordinated Notes”) were issued under similar indentures (the “Indentures”) dated June 12, 1995, June 17, 1997 and February 12, 1997, respectively. The Senior Subordinated Notes represent unsecured general obligations of the Predecessor and were subordinated to all Senior Debt (as defined in the Indentures) of the Predecessor.
      The Senior Subordinated Notes were fully and unconditionally (as well as jointly and severally) guaranteed on an unsecured, senior subordinated basis by each subsidiary of the Predecessor other than the Predecessor’s foreign subsidiaries, (which include IWG-Philippines, Inc., IWG International, Inc., Italtrecce-Societa Italiana Trecce & Affini S.r.l., International Wire SAS, International Wire Group SAS,

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Tresse Metallique J. Forissier, S.A., Cablerie E. Charbonnet, S.A., IWG Services Co., S de RL de CV, IWG Durango, S de RL de CV (the “Non-Guarantor Subsidiaries”)).
      The Senior Subordinated Notes were scheduled to mature on June 1, 2005. Interest on the Senior Subordinated Notes was payable semi-annually on each June 1 and December 1. The Senior Subordinated Notes bore interest at the rates of 11.75 percent and 14 percent per annum.
      On December 1, 2003, the Company announced that an Ad Hoc Committee of Bondholders holding its 11.75 percent Senior Subordinated Notes and 14 percent Senior Subordinated Notes had been formed. In addition, the Company decided to forego paying interest due on December 1, 2003 on the Senior Subordinated Notes.
      In conjunction with the Plan, all Senior Subordinated Notes were cancelled as discussed in Note 2.
      Scheduled maturities of debt at December 31, 2004 are as follows:

2004

2005	$1,341
2006	—
2007	—
2008	—
2009	90,308
Thereafter	75,000

Total	$166,649

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Income Taxes
      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109. The provision (benefit) for income taxes is as follows:

	Successor	Predecessor

	October 20	January 1	For the Year Ended
	through	through	December 31,
	December 31,	October 19,
	2004	2004	2003	2002

Current
Federal	$—	$—	$—	$(12,168)
State	—	—	291	193
Foreign	(34)	666	—	101

	(34)	666	291	(11,874)

Deferred
Federal	—	—	—	39,607
State	—	—	—	6,928
Foreign	—	—	—	(701)

	—	—	—	45,834

Income tax provision (benefit) for continuing operations	(34)	666	291	33,960
Tax expense (benefit) on discontinued operations	—	—	—	—
Tax benefit on change in accounting principle	—	—	—	(19,408)

Total provision (benefit)	$(34)	$666	$291	$14,552

      The components of income/(loss) from continuing operations before income taxes and cumulative effect of change in accounting principle were as follows:

	Successor	Predecessor

	October 20	January 1,	For the Year Ended
	through	through	December 31,
	December 31,	October 19,
	2004	2004	2003	2002

Domestic	$(9,697)	$232,471	$(42,749)	$(41,828)
Foreign	(1,099)	5,503	3,231	994

Income/(loss) from continuing operations before income taxes provision (benefit) and cumulative effect of change in accounting principle	$(10,796)	$237,974	$(39,518)	$(40,834)

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

	Successor	Predecessor

	October 20	January 1,	For the Year Ended
	through	through	December 31,
	December 31,	October 19,
	2004	2004	2003	2002

U.S. Federal statutory rate at 35%	$(3,779)	$83,291	$(13,831)	$(14,292)
State taxes, net of federal effect	(461)	(415)	(2,119)	(1,784)
Foreign taxes	(539)	(1,378)	(1,764)	(1,747)
Nondeductible expenses	147	4,265	37	56
Nondeductible amortization of intangibles	—	286	—	3,482
Non-includable reorganization income	—	(88,813)	—	—
Change in valuation allowance	4,724	(27,799)	18,504	58,872
Reduction in available net operation loss carryforwards	—	31,011	—	—
Reversal of reserve for tax contingencies no longer required	—	—	—	(10,000)
Other	(126)	218	(536)	(627)

	$(34)	$666	$291	$33,960

      The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Deferred tax assets
Accounts receivable reserves	$1,522	$1,844
Inventories	1,335	6,403
Depreciation and amortization	(160)	11,127
Accrued liabilities not yet deductible	6,512	6,024
Net operating loss carryforward	19,610	52,990
Postretirement benefits	115	3,068
Other	299	299

	29,233	81,755
Valuation allowance	(29,233)	(81,755)

Net deferred tax asset	$—	$—

      A valuation allowance is required against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The change in the valuation allowance is the result of changes in temporary differences and the current weight of such evidence. The change in the valuation allowance includes approximately $0, $0, $2,772 and $1,600 netted against discontinued operations in periods from October 20 through December 31, 2004, from January 1 through October 19, 2004 and the years ended December 31, 2003 and 2002, respectively. Any reversal of valuation allowance established in fresh-start reporting upon emergence from bankruptcy will first offset goodwill, then intangible assets and then increase additional paid-in capital in accordance with SOP 90-7.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004, the Company’s U.S. net operating loss (“NOL”) carryovers of approximately $45,000 expire in periods ranging from the year 2010 through the year 2023. As a result of the reorganization, the Company underwent an ownership change within the meaning of Section 382 of the Internal Revenue Code (“IRC”). As a result, the Company is subject to an annual limitation of approximately $8,100 on the amount of net operating loss and credit carryforwards and other built in losses, consisting principally of the bad debt reserves and amortization deductions, which the Company may utilize in the U.S.
      A debtor is not required to include gain on the discharge of debt in income if the debt discharge occurs in bankruptcy. However, IRC Section 108 requires that the debtor’s NOL, capital and credit carryovers first be reduced and then tax basis in assets be reduced. The Predecessor reduced its U.S. NOL carryovers by approximately $77,500 as a result of its emergence from bankruptcy.
      The Company has no present intention of remitting undistributed earnings of its foreign subsidiaries and, accordingly, no deferred tax liability has been established relative to these earnings.

12.	Impairment and Plant Closing Charges
      In the fourth quarter of 2004, the Successor’s insulated wire segment was notified of additional increases, effective January 1, 2005, of its cost to obtain insulating material compounds and the premium to convert copper cathode to copper. In addition, related customer contracts do not include adjustments for the fluctuations of these costs. Accordingly, the Successor performed an assessment of the long-lived assets (including identifiable intangibles) based on its revised current and anticipated future cash flows associated with the long-lived assets of the insulated wire segment. As a result, the Successor recorded an impairment charge of $4,671 in the period ended December 31, 2004 related to the identifiable intangibles, net.
      In 2001, the Predecessor announced its plan for a realignment of its insulated and bare wire production and initiated the closure of seven manufacturing facilities. In 2001, the Predecessor also announced the consolidation of certain selling, general and administrative functions as well as a corporate reorganization. By the end of 2001, the Predecessor completed the closure of six manufacturing facilities, with the remaining facility closed in the first quarter of 2003. The production capacity from the closed locations was primarily transferred and consolidated into the Predecessor’s existing manufacturing facilities in Indiana, Texas and New York locations, which were expanded, as necessary, to accommodate the production transfer. The remainder of the equipment from these facilities was relocated to the Durango, Mexico plant, which was purchased by the Predecessor in the third quarter of 2001. The startup of the Mexican facility began in the third quarter of 2002. Any remaining equipment was taken out of service. In June 2003, one of the Predecessor’s facilities located in Kendallville, Indiana was closed. A portion of the equipment from this facility was relocated to the Durango, Mexico plant with the remainder being taken out of service. In December 2004, the Successor began the closure of its plant in Beynost, France which ceased production in March 2005.
      As a result of these actions, 415 employees have been terminated. The charges from plant closures, selling, general and administrative headcount reductions and the corporate reorganization that was charged to impairment and plant closing charges for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and for the years ended December 31, 2003 were $1,683, $645 and $507, respectively.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of activity related to plant closings is as follows:

		Predecessor				Successor
		Current Period Activity				Current Period Activity
	Balance at				Balance at				Balance at
	December 31,		Insulated	Bare Wire	October 19,		Insulated	Bare Wire	December 31,
	2003	Corporate	Products	Products	2004	Corporate	Products	Products	2004

Balance, beginning of period	$1,236	$266	$41	$—	$307	$—	$—	$—	$—
Charges to operations
Facility shut-down costs	301	—	303	239	542	—	26	478	504
Personnel and severance costs	206	20	83	—	103	—	25	1,154	1,179

	507	20	386	239	645	—	51	1,632	1,683
Cash payments
Facility shut-down costs	(852)	—	(285)	(239)	(524)	—	(12)	—	(12)
Personnel and severance costs	(584)	(286)	(162)	—	(448)	—	(39)	—	(39)

	(1,436)	(286)	(447)	(239)	(972)	—	(51)	—	(51)

Balance, end of period	$307	$—	$(20)	$—	$(20)	$—	$—	$1,632	$1,632

      In connection with the plant consolidations in 2001 and 2003, the Company performed an analysis of the closed facilities and the machinery and equipment that was not moved and consolidated into existing facilities and began marketing efforts to sell the closed facilities in Alabama, Arkansas and Indiana. Based upon recent marketing efforts, the Company wrote down the net book value of these facilities to their expected fair value of $2,762, resulting in an impairment charge of $1,908 in the quarter ending December 31, 2003. The machinery and equipment together with the facility closed in 2003 were written down by $469 during the second quarter of 2003. Based on the results of these analyses, the Company recorded a non-cash impairment loss of $2,377 in 2003 which represented the difference between management’s estimate of the fair market value of the remaining facilities and equipment and the carrying value of those assets.

13.	Retirement Benefits and Stock Option Plans
      The Company sponsors a defined contribution retirement plan, which provides retirement benefits for eligible employees. Company contribution expense related to the retirement plan for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004, and the years ended December 31, 2003 and 2002 amounted to $181, $893, $1,528 and $1,346, respectively.
      The Successor has a 2004 Stock Option Plan (“2004 Stock Option Plan”) that provides for the award of the incentive stock options and nonqualified options. Subject to adjustment in the event of certain corporate transactions or events, a maximum of 1,111,111 shares of the Successor’s common stock is issuable under the 2004 Stock Option Plan. As of December 31, 2004, the Successor has not granted any options under the 2004 Stock Option Plan. Options issued under the 2004 Stock Option Plan that expire, are forfeited or otherwise terminate will again be available for grant under the 2004 Stock Option Plan. The 2004 Stock Option Plan is administered by the compensation committee of the Successor’s board of directors.
      The Predecessor and its parent (“Holding”) had a stock option plan. These options were terminated under the Plan. Holding’s Qualified and Non-Qualified Stock Option Plan (the “Option Plan”) provided for the granting of up to 4,795,322 shares of common stock to officers and key employees of Holding and the Company. Under the Option Plan, options granted approximate market value of the common stock at the date of grant. Such options vest ratably over a five-year period commencing on the first anniversary

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
date after the date of grant, and vested options are exercisable at the discretion of the committee appointed to administer the Option Plan. Generally, an option may be exercised only if the holder is an officer or employee of Holding or the Company at the time of exercise. Options granted under the Option Plan are not transferable, except by will and the laws of descent and distribution.
      Holding and the Company also granted Performance Options (the “Performance Options”) to certain key executives in 1996 and 1995. The Performance Options are exercisable only on the occurrence of certain events. The exercise price for the Performance Options is initially equal to $1.00 per share and, effective each anniversary of the grant date, the per share exercise price for the Performance Options is equal to the per share exercise price for the prior year multiplied by 1.09. The Performance Options terminate on the tenth anniversary date of the date of grant.
      The minimum value of each option grant is estimated on the date of grant. There were no options granted during the year ended December 31, 2003 or for the period from January 1 through October 20, 2004. The Performance Options were cancelled under the Plan.
      Changes in the status of the Option Plan are summarized below:

	Weighted
	Average
	Exercise Price	Options	Options
	Per Share	Granted	Vested

December 31, 2002 (Predecessor)	1.00	3,332,354	2,770,354
Granted	—	—	—
Vested	1.00	—	149,700
Forfeitures	1.00	(75,000)	—

December 31, 2003 (Predecessor)	1.00	3,257,354	2,920,054

Granted	—	—	—
Vested	—	—	—
Cancelled	—	(3,257,354)	(2,920,054)

December 31, 2004 (Successor)	—	—	—

      Changes in the status of the Performance Options are summarized below:

	Weighted
	Average
	Exercise Price	Options	Options
	Per Share	Granted	Vested

December 31, 2002 (Predecessor)	1.79	4,202,744	—
Granted	—	—	—

December 31, 2003 (Predecessor)	1.94	4,202,744	—
Cancelled	—	(4,202,746)	—

December 31, 2004(Successor)		—	—

      In addition to the options granted to officers and key employees through the Option Plan, the Predecessor also granted options to purchase 300,000 shares of Holding Common Stock at $1.00 per share to directors of the Company. These options were issued and vested in 1995.
      Holding Class A common stock may be converted into shares of Holding common stock (i) at the option of any holder thereof at any time, (ii) at the option of Holding upon the occurrence of a Triggering Event (as defined), and (iii) mandatorily at March 31, 2005. Each share of Holding’s Class A common

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
stock is convertible into a fraction of a share of Holding common stock based on a formula set forth in the Company’s Certificate of Incorporation. During the years ended December 31, 2003 and 2002, the Predecessor recorded non-cash compensation income of $0 and $0, respectively, which reflects the difference between the cost of the Class A common stock and the value of the defined conversion feature at those dates.

14.	Commitments and Contingencies
      The Company leases certain property, transportation vehicles and other equipment under operating leases. Total rental expense under operating leases was $772, $2,719, $4,209 and $4,246 for the periods from October 20 through December 31, 2004 and from January 1 through October 19, 2004 and for the years and December 31, 2003 and 2002, respectively. Future minimum lease payments under operating leases for the years ended December 31 are:

2005	$1,935
2006	1,432
2007	570
2008	309
2009	24
Thereafter	—

$4,270

      The Company has a postretirement benefit plan that provides certain medical and life insurance for certain retirees and eligible dependents of an acquired company. Current employees are not eligible to participate in the plan. Effective June 30, 2003, the plan was changed with respect to the former employees’ contributions for medical benefits. Under the change, and among other things, the former employees’ contributions are based upon an actuarially-determined rate which make the funding by the former employees sufficient to pay projected claims resulting in no cost to the Company.
      Under fresh-start reporting, the liability under this plan is considered to be liquidated as a result of the funding policy adopted June 30, 2003. The effect of this negative plan amendment is recognized by reducing prior service cost ratably over the estimated remaining life of the participants. The life insurance benefits were not changed. The Company funds the plan as claims or insurance premiums are incurred. The plan can be amended or terminated at any time by the Company. Net postretirement benefit (income) expense included the following components:

	Successor	Predecessor

	January 1	Year Ended
	through	December 31,
	October 19,
	2004	2003	2002

Interest cost	$7	$234	$624
Amortization of prior service cost	(525)	(360)	—
Amortization of unrecognized net loss	37	17	74

Net periodic postretirement income	$(481)	$(109)	$698

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in the projected postretirement benefit obligation was as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Beginning benefit obligation balance	$154	$6,938
Interest cost	7	234
Plan participants contributions	254	160
Actuarial losses	—	460
Benefits paid	(304)	(348)
Plan amendments	—	(7,290)
Fresh-start reporting adjustment	(111)	—

Ending benefit obligation balance	$—	$154

      The funded status and amounts recognized in the consolidated balance sheets are as follows:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

Funded status	$—	$(154)
Actuarial adjustments	—	(7,474)

Accrued benefit cost	$—	$(7,628)

      The discount rate used in determining the accumulated postretirement benefit obligation was 6.00 percent for the period from January 1 through October 19, 2004 and for the year ended December 31, 2003. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12 percent, decreasing gradually to 5 percent in year 2008 and thereafter.
      The Company is subject to legal proceedings and claims that arise in the normal course of business. In the opinion of management, the ultimate liabilities with respect to these actions will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Note 16 to the Company’s consolidated financial statements included herein.

15.	Business Segment Information
      The Company has two reportable segments: bare wire and insulated wire. These segments are strategic business units organized around two product categories that follow management’s internal organization structure. The Company evaluates segment performance based upon segment operating income.
      The bare wire segment manufactures bare and tin-plated copper wire products (or conductors) used to transmit digital, video and audio signals or conduct electricity and sells to insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.
      The insulated wire segment manufactures and sell insulated wire products (copper conductors insulated with plastic or other polymeric compounds) to automotive and appliance manufacturers for use in the assembly of wire harnesses that are installed in both automobiles and appliances. The insulted wire segment also participates in several niche businesses in the high temperature silicone and heater wire, medical equipment and submersible pump cable markets.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Summarized financial information for the Company’s reportable segments is as follows:

		Insulated
	Bare Wire	Wire	Corporate	Eliminations	Total

Net sales
For the period October 20 through December 31, 2004	$69,619	$37,805	$—	$(1,280)	$106,144
For the period January 1 through October 19, 2004	276,785	181,696	—	(5,485)	452,996
For the year ended December 31, 2003	221,693	172,786	—	(5,145)	389,334
For the year ended December 31, 2002	224,391	185,741	—	(7,413)	402,719
Operating income/(loss)
For the period October 20 through December 31, 2004	(51)	(7,894)	—	—	(7,945)
For the period January 1 through October 19, 2004	19,946	(3,205)	(2,719)	—	14,022
For the year ended December 31, 2003	19,080	(2,563)	(9,097)	—	7,420
For the years ended December 31, 2002	23,359	(19,453)	(5,702)	—	(1,796)
Goodwill
As of December 31, 2004	71,359	—	—	—	71,359
As of December 31, 2003	86,417	—	—	—	86,417
Total assets
As of December 31, 2004	268,879	105,939	20,936	(1,547)	394,207
As of December 31, 2003	238,777	112,275	45,102	(3,819)	392,335
      The following table presents sales by period and by geographic region based on the country in which the legal subsidiary is domiciled.

	Successor	Predecessor

	October 20	January 1	For the Year Ended
	through	through
	December 31,	October 19,	December 31,	December 31,
	2004	2004	2003	2002

United States	$82,340	$347,402	$305,634	$340,572
Europe	7,039	30,584	30,935	26,821
Mexico	5,731	20,191	9,796	1,007
Philippines	11,034	54,819	42,969	34,319

Total	$106,144	$452,996	$389,334	$402,719

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents property, plant and equipment by geographic region based on the location of the asset:

	Successor	Predecessor

	December 31,	December 31,
	2004	2003

United States	$78,294	$86,342
Europe	9,479	6,695
Mexico	8,831	11,576
Philippines	7,528	13,075

Total	$104,132	$117,688

      Over the last several years, the Company’s insulated wire segment operating results have been adversely impacted by industry wide overcapacity and increased material costs that, with the exception of copper price increases, cannot be passed through to customers under most current customer contracts. On November 19, 2004, the Company announced that it was considering strategic alternatives for its insulated wire segment. As part of that process, the Company solicited expressions of interest for acquisition of the insulated wire segment from third parties, but no acceptable proposals were received. The Company is no longer actively pursuing that alternative.

16.	Litigation
      In February 2002, the Company initiated an action in the Circuit Court of Cook County, Chancery Division (Case No. 02CH2470) located in Chicago, Illinois, titled International Wire Group, Inc. v. National Union Fire Insurance Company of Pittsburgh, Pennsylvania, AIG Technical Services, Inc., Aon Corporation and Aon Risk Services of Missouri, Ltd. (The “AIG Litigation”). The Company alleges in the complaint in such action, among other things, that National Union is obligated to defend and indemnify and otherwise provide insurance coverage to the Company and the various original equipment manufacturers for certain claims and damages related to certain water inlet hoses supplied by and through the Company pursuant to two (2) $25,000 excess insurance policies issued to the Company by National Union. In July 2003, a ruling was rendered in this matter. The trial court ruled in favor of the Company and ruled that National Union/ AIG is obligated to defend and indemnify and otherwise provide insurance coverage to the Company and various original equipment manufacturers for certain claims and damages related to certain water inlet hoses supplied by and through the Company pursuant to the two (2) $25,000 excess insurance policies issued to the Company by National Union. National Union/ AIG filed for an appeal of the decision.
      In December 2003, the Company and Holding reached an agreement with National Union, AIG Technical Services, Aon Corporation and Aon Risk Services of Missouri to settle the pending matters in the AIG Litigation. Under the settlement agreement, National Union agreed to provide full defense and indemnity to the Company and certain original equipment manufacturers for all claims for damages that have occurred between April 1, 2000 and March 31, 2002 related to certain water inlet hoses supplied by and through the Company pursuant to the two (2) $25,000 excess insurance policies issued to the Company by National Union. All other aspects of the settlement are subject to the confidentiality provisions of the settlement agreement.
      In connection with the Wire Harness Sale, the Company agreed to indemnify Viasystems for certain claims and litigation including any claims related to a specific product liability issue. The Company has reached global settlements with various claimants related to such product liability issue. The Company had a reserve of $2,293 and $5,994 as of December 31, 2004 and December 31, 2003, respectively, related to the payments due the claimants in the settlement and the costs to resolve the remaining claims.

INTERNATIONAL WIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company is a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to the operations of the Company. The Company does not believe that such proceedings and actions would materially affect the Company.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$10,661
Printing costs	100,000
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Miscellaneous expenses	54,339

Total	$365,000

Item 14.	Indemnification of Directors and Officers
Indemnification of Directors and Officers of Delaware Corporations
      International Wire Group, Inc. is incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
      Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (“an indemnified capacity”). The indemnity may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the DGCL.
      The amended and restated certificate of incorporation of International Wire Group, Inc. provides that indemnification shall be provided to any person who was or is a party to any action, suit or proceeding to the fullest extent provided by the DGCL. In addition, International Wire Group, Inc. will indemnify its directors for all liabilities arising from a breach of fiduciary duty except (i) for any breach of the director’s duty of loyalty to International Wire Group, Inc. or its stockholders, (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto or (iv) for any transaction from which the director shall have derived an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities
      In connection with our plan of reorganization under Chapter 11 of the United States Bankruptcy Code which was consummated on October 20, 2004, we issued 10,000,002 shares of our common stock, $75,000,000 worth of 10% Secured Senior Subordinated Notes due 2011. The shares of common stock were issued to (i) our former equity holders in exchange, in part, for the cancellation of such equity and (ii) holders of our $305 million aggregate principal amount of senior subordinated notes in exchange, in part, for the cancellation of such notes. The Notes were issued to holders of our $305 million aggregate principal amount of senior subordinated notes in exchange, in part, for the cancellation of such notes. These Notes and common stock, were or will be issued pursuant to the reorganization in exchange for previously issued securities without registration under the Securities Act of 1933 in reliance on the provisions of Section 1145 of the United States Bankruptcy Code.

Item 16.	Exhibits and Financial Statement Schedules
      (a) The following exhibits are filed as part of this registration statement or incorporated by reference herein:

Exhibit
No.	Exhibit Description

2.1	Second Amended and Restated Joint Plan of Reorganization of International Wire Group, Inc., et. al., under Chapter 11 of the Bankruptcy Code, dated June 24, 2004.(7)

3.1	Amended and Restated Certificate of Incorporation of International Wire Group, Inc.(2)

3.2	Amended and Restated Bylaws of International Wire Group, Inc.(2)

4.1	Indenture, dated as of October 20, 2004, among International Wire Group, Inc., the guarantors party thereto, and BNY Midwest Trust Company, as Trustee.(2)

4.2	Form of 10% Secured Senior Subordinated Note due 2011 (included as Exhibit A to the Indenture filed as Exhibit 4.1 hereto.(2)
5.1	Opinion of Weil, Gotshal & Manges LLP regarding the validity of certain securities to be registered.(2)
10.1	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Congress Financial Corporation (Central), as agent.(2)
10.2	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Silver Point Finance, LLC, as agent.(2)
10.3	Collateral Agreement, dated as of October 20, 2004, among International Wire Group, Inc., the subsidiaries of International Wire Group, Inc. identified therein, and BNY Midwest Trust Company, as collateral agent.(2)
10.4	Intercreditor Agreement, dated as of October 20, 2004, among Congress Financial Corporation (Central), as working capital loan and security agreement agent, Silver Point Finance, LLC, as term loan agreement agent, and BNY Midwest Trust Company, as trustee.(2)
10.5	Intercreditor Agreement, dated October 20, 2004, by and between Congress Financial Corporation (CENTRAL), in its capacity as agent pursuant to the working capital loan and security agreement for the lenders who are party from time to time thereto, and Silver Point Finance, LLC, in its capacity as collateral agent pursuant to the term loan agreement.(2)
10.6	International Wire Group, Inc. 2004 Stock Option Plan.(2)

Exhibit
No.	Exhibit Description

10.7	Amended and Restated Registration Rights Agreement, dated as of November 23, 2004, among International Wire Group, Inc. and the holders specified therein.(2)
10.8	Amended and Restated Executive Employment Agreement, dated October 16, 2003, among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and David M. Sindelar.(4)
10.9	Amended and Restated Employment Agreement, dated September 15, 2003, by and among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and Joseph M. Fiamingo.(4)
10.10	Amended and Restated Employment Agreement, dated July 16, 2001, between International Wire Group, Inc. and Glenn J. Holler.(2)
10.11	Amended and Restated Employment Agreement, dated March 14, 1995, between Omega Wire, Inc. and Rodney D. Kent.(6)
10.12	Supply Contract, dated January 1, 2003, between Viasystems, Inc. and International Wire Group, Inc.(4)
10.13	First Amendment to Supply Contract, dated February 1, 2004, between Viasystems, Inc. and International Wire Group, Inc.(1)*
10.14	Letter Agreement regarding supply agreement, dated June 9, 2004, between Viasystems, Inc. and International Wire Group, Inc.(1)*
10.15	International Wire Group, Inc. Key Employee Retention Plan.(2)
10.16	International Wire Group, Inc. Insulated Wire Division Retention Plan(1)
10.17	Monitoring and Oversight Agreement, dated June 12, 1995, among International Wire Holding Company, International Wire Group, Inc. and Hicks, Muse & Co. Partners, L.P.(6)
10.18	Consulting Agreement, dated November 15, 2004, between International Wire Group, Inc. and Whiterock Affiliates LLC(1)
10.19	Compensation for William Lane Pennington(1)
21.1	Subsidiaries of International Wire Group, Inc.(3)
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.(1)
23.2	Consent of Weil, Gotshal & Manges LLP (included in the opinion of Weil, Gotshal & Manges LLP filed as Exhibit 5.1 hereto).(2)

(1)	Filed herewith.

(2)	Incorporated by reference to the Registration Statement on Form S-1 of International Wire Group, Inc. filed November 23, 2004.

(3)	Incorporated by reference to the Annual Report on Form 10-K of International Wire Group, Inc., filed on March 31, 2003.

(4)	Incorporated by reference to the Quarterly Report on Form 10-Q of International Wire Group, Inc., filed on November 14, 2003.

(5)	Incorporated by reference to the Annual Report on Form 10-K405 of International Wire Group, Inc., filed on March 21, 2000.

(6)	Incorporated by reference to the Registration Statement on Form S-1 (33-93970) of International Wire Group, Inc. as declared effective by the Securities and Exchange Commission on September 29, 1995.

(7)	Incorporated by reference to the Form T-3 of International Wire Group, Inc. filed on July 29, 2004.

*	The company has applied for Confidential Treatment with respect to portions of this Exhibit. An unredacted version of this Exhibit has been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON
FINANCIAL STATEMENT SCHEDULE
To the Board of Directors and Shareholders of International Wire Group, Inc.:
      Our audit of the consolidated financial statements of International Wire Group, Inc. and its Subsidiaries (Successor) at December 31, 2004 and for the period from October 20 through December 31, 2004 referred to in our report dated April 29, 2005, appearing in this prospectus also included an audit of the financial statement schedule listed in Item 16(b) of this prospectus. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
April 29, 2005
FINANCIAL STATEMENT SCHEDULE
INTERNATIONAL WIRE GROUP, INC. (Successor)
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful				Collection of
Accounts — Deducted from	Balance at			Previously	Balance at
Accounts Receivables in the	Beginning			Written off	End of
Balance Sheet	of Period	Provision	Write-offs	Accounts	Period

(In thousands)
Period October 20 through December 31, 2004	$4,169	$83	$(192)	$—	$4,060

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON
FINANCIAL STATEMENT SCHEDULE
To the Board of Directors and Shareholder of International Wire Group, Inc.:
      Our audits of the consolidated financial statements of International Wire Group Inc. and its Subsidiaries (Predecessor) at December 31, 2003 and for the period from January 1, through October 19, 2004 and for each of the two years in the period ended December 31, 2003 referred to in our report dated April 29, 2005, appearing in this prospectus also included an audit of the financial statement schedule listed in Item 16(b) of this prospectus. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
April 29, 2005
FINANCIAL STATEMENT SCHEDULE
INTERNATIONAL WIRE GROUP, INC. (Predecessor)
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful				Collection of
Accounts — Deducted from	Balance at			Previously	Balance at
Accounts Receivables in the	Beginning			Written off	End of
Balance Sheet	of Period	Provision	Write-offs	Accounts	Period

	(In thousands)
Year ended December 31, 2002	$4,065	$3,658	$(643)	$—	$7,080
Year ended December 31, 2003	$7,080	$1,832	$(3,997)	$(16)	$4,899
Period January 1 through October 19, 2004	$4,899	$242	$(972)	$—	$4,169

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on May 10, 2005.

International Wire Group, Inc.

By:	/s/ Joseph M. Fiamingo

Joseph M. Fiamingo

Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Joseph M. Fiamingo Joseph M. Fiamingo	Chief Executive Officer and Director	May 10, 2005

* Rodney D. Kent	President, Chief Operating Officer and Director	May 10, 2005

* Glenn J. Holler	Senior Vice President, Chief Financial Officer (Principal Accounting Officer) and Secretary	May 10, 2005

* Robert A. Hamwee	Director	May 10, 2005

* Peter Blum	Director	May 10, 2005

* David M. Gilchrist, Jr.	Director	May 10, 2005

* Mark Holdsworth	Chairman of the Board	May 10, 2005

* Lowell W. Robinson	Director	May 10, 2005

Signature		Capacity	Date

* John T. Walsh		Director	May 10, 2005

* William L. Pennington		Vice-Chairman of the Board	May 10, 2005

*By:	/s/ Joseph M. Fiamingo Joseph M. Fiamingo Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Exhibit Description

2.1	Second Amended and Restated Joint Plan of Reorganization of International Wire Group, Inc., et. al., under Chapter 11 of the Bankruptcy Code, dated June 24, 2004.(7)
3.1	Amended and Restated Certificate of Incorporation of International Wire Group, Inc.(2)
3.2	Amended and Restated Bylaws of International Wire Group, Inc.(2)
4.1	Indenture, dated as of October 20, 2004, among International Wire Group, Inc., the guarantors party thereto, and BNY Midwest Trust Company, as Trustee.(2)
4.2	Form of 10% Secured Senior Subordinated Note due 2011 (included as Exhibit A to the Indenture filed as Exhibit 4.1 hereto.(2)
5.1	Opinion of Weil, Gotshal & Manges LLP regarding the validity of certain securities being registered.(2)
10.1	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Congress Financial Corporation (Central), as agent.(2)
10.2	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Silver Point Finance, LLC, as agent.(2)
10.3	Collateral Agreement, dated as of October 20, 2004, among International Wire Group, Inc., the subsidiaries of International Wire Group, Inc. identified therein, and BNY Midwest Trust Company, as collateral agent.(2)
10.4	Intercreditor Agreement, dated as of October 20, 2004, among Congress Financial Corporation (Central), as working capital loan and security agreement agent, Silver Point Finance, LLC, as term loan agreement agent, and BNY Midwest Trust Company, as trustee.(2)
10.5	Intercreditor Agreement, dated October 20, 2004, by and between Congress Financial Corporation (CENTRAL), in its capacity as agent pursuant to the working capital loan and security agreement for the lenders who are party from time to time thereto, and Silver Point Finance, LLC, in its capacity as collateral agent pursuant to the term loan agreement.(2)
10.6	International Wire Group, Inc. 2004 Stock Option Plan.(2)
10.7	Amended and Restated Registration Rights Agreement, dated as of November 23, 2004, among International Wire Group, Inc. and the holders specified therein.(2)
10.8	Amended and Restated Executive Employment Agreement, dated October 16, 2003, among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and David M. Sindelar.(4)
10.9	Amended and Restated Employment Agreement, dated September 15, 2003, by and among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and Joseph M. Fiamingo.(4)
10.10	Amended and Restated Employment Agreement, dated July 16, 2001, between International Wire Group, Inc. and Glenn J. Holler.(2)
10.11	Amended and Restated Employment Agreement, dated March 14, 1995, between Omega Wire, Inc. and Rodney D. Kent.(6)
10.12	Supply Contract, dated January 1, 2003, between Viasystems, Inc. and International Wire Group, Inc.(4)
10.13	First Amendment to Supply Contract, dated February 1, 2004, between Viasystems, Inc. and International Wire Group, Inc.(1)*
10.14	Letter Agreement regarding supply agreement, dated June 9, 2004, between Viasystems, Inc. and International Wire Group, Inc.(1)*
10.15	International Wire Group, Inc. Key Employee Retention Plan.(2)